Annual Report Fiscal Year Ended March 31, 2022

When I joined Lightspeed in 2012 as its Chief Revenue Officer, I became part of a small, but incredible team with big goals. As President, I saw the Company grow while maintaining its collaborative, pioneering spirit. And today, as the Company’s Chief Executive Officer, it is an honor to guide Lightspeed on the next phase of its journey. In my time here I have worked alongside a talented and passionate team to help transform Lightspeed from a regional provider of POS solutions to a global Commerce Platform. It has been a thrilling experience. The Company has changed drastically over the years but what has not changed is the mission that motivates me and the thousands of employees at Lightspeed. We are here to help entrepreneurs, creators, chefs and artists build their small but meaningful businesses. Businesses that are the fabric of the communities they serve. We are here to make the complex simple, to remove the tedious tasks that tax our customers’ time and energy, to provide financial support where we can and to bring the power of technology, once reserved for only very large players, to serve the small businesses that are so crucial to the vitality of our cities, towns and neighborhoods. In our fiscal 2022 year, Lightspeed continued to advance its mission to ignite businesses everywhere. Our time was spent integrating our recent acquisitions into one, comprehensive, industry-leading offering; on expanding our payments solutions to all of our major markets; and on boosting our eCommerce and Supplier Network initiatives through the acquisitions of Ecwid and NuORDER. As I look into the future, I have great expectations for the Company we are building. Of course, there are challenges that we must navigate. A reprehensible war is waging in parts of Europe, inflation threatens economic stability and supply chain issues still persist. There will always be challenges. However, as crowds once again gather to shop, dine, and engage in the world around them, I believe we are in an environment where Lightspeed can truly thrive. We helped our customers survive the pandemic by accelerating their evolution to e-commerce/ omnichannel, and now we are poised to help them thrive as the world re-opens. The last two years have tested Lightspeed and its customers in ways we could never have imagined. We have emerged stronger, larger and more capable than we have ever been. And ready to take on the future! Jean Paul Chauvet CEO, Lightspeed Letter from Jean Paul Chauvet

Lightspeed Mission Building communities through commerce. Powering the businesses that are the backbone of the global economy, Lightspeed’s one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. The cloud solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financing and connection to supplier networks.

Leading global cloud-based omni-channel commerce platform powering SMBs in the new digital economy Large total addressable market mainly served by legacy systems poorly equipped to support migration to cloud Strong and consistent growth with vast majority of our revenues generated from recurring subscription and transaction-based revenues Growing and diverse customer base driving $74.0B2 of commerce globally Lightspeed payments now driving significant growth for retail and hospitality customers globally Well capitalized with ~$954 million in unrestricted cash Lightspeed At-a-glance1 1All dollar figures are presented in U.S. dollars and as at March 31, 2022 or for the fiscal year 2022. Please refer to the section titled “Key Performance Indicators” in our management discussion and analysis for the three months ended March 31, 2022 and 2021 and the years ended March 31, 2022 and 2021 for the definitions of GTV. 2Key Performance Indicator. Includes a $1.5 billion GTV contribution from the Ecwid eCommerce standalone product.

Lightspeed

Value and growth[1]

Gross Transactional Volume ("GTV")[2]

$74B

Revenue

~$548M

Customer Locations[3]

~163,000

Revenue Growth

~147%

Countries

>100

Recurring Subscription and Transaction-based Revenue

~93%

[1]All dollar figures are presented in U.S. dollars and as at March 31, 2022, for the fiscal year 2022 or for the fiscal year 2022 compared to the fiscal year 2021. Please refer to the section titled "Key Performance Indicators" in our management discussion and analysis for the three months ended March 31, 2022 and 2021 and the years ended March 31, 2022 and 2021 for the definitions of GTV and Customer Locations.

[2]Key Performance Indicator. Includes a $1.5 billion GTV contribution from the Ecwid eCommerce standalone product.

[3]Key Performance Indicator. Excludes the approximately 160,000 Customer Locations attributable to the Ecwid eCommerce standalone product.

Lightspeed

High-quality diverse global customer base leading to consistent growth[1]

- Positive Net Dollar Retention Rate[2]
- Internationally diversified with ~49% of locations outside of North America
- ~$270 monthly ARPU[3] per customer location with consistent growth
- Well diversified across a number of complex verticals in golf, hospitality and retail


GTV (in $B)
72% CAGR
$14.5
$22.3
$33.7
$74.0
Fiscal year 2019
Fiscal year 2020
Fiscal year 2021
Fiscal year 2022


Revenue (in $M)
92% CAGR
$77.5
$120.6
$221.7
$548.4
Fiscal year 2019
Fiscal year 2020
Fiscal year 2021
Fiscal year 2022

[1]All dollar figures are presented in U.S. dollars and as at March 31, 2022 or for the fiscal year 2022. Please refer to the section titled "Key Performance Indicators" of our management discussion and analysis for the three months ended March 31, 2022 and 2021 and the years ended March 31, 2022 and 2021 for the definitions of GTV and Customer Locations.

[2]Key Performance Indicator

[3]Key Performance Indicator. Excludes Customer Locations attributable to our Ecwid eCommerce standalone product. When including Customer Locations attributable to our Ecwid eCommerce standalone product, monthly ARPU was approximately $145 per Customer Location

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS As used in this management’s discussion and analysis (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Lightspeed”, “we”, “us” or “our” refer to Lightspeed Commerce Inc. (formerly known as Lightspeed POS Inc.) together with our subsidiaries, on a consolidated basis as constituted on March 31, 2022. This MD&A dated May 19, 2022, for the three months ended March 31, 2022 and 2021 and the years ended March 31, 2022 (“Fiscal 2022”) and 2021 (“Fiscal 2021”), should be read in conjunction with the Company’s audited consolidated financial statements and the notes related thereto for the years ended March 31, 2022 and 2021, included elsewhere in this annual report. The financial information presented in this MD&A is derived from the Company’s audited annual consolidated financial statements for Fiscal 2022 and Fiscal 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are in U.S. dollars except where otherwise indicated. We have prepared this MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements, which requirements are different than those of the United States. Additional information relating to Lightspeed, including our most recently completed Annual Information Form and our Annual Report on Form 40-F for the fiscal year ended March 31, 2022, is available on our website at investors.lightspeedhq.com and can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking Information This MD&A contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward-looking information may relate to our financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate and the impact thereon of the ongoing COVID-19 pandemic (the "COVID-19 Pandemic") as well as statements relating to expectations regarding industry trends, our growth rates, the achievement of advances in and expansion of our platform, expectations regarding our revenue and the revenue generation potential of our payment-related and other solutions, expectations regarding our gross margins and future profitability, expected acquisition outcomes and synergies, expected impact of legal proceedings, our business plans and strategies and our competitive position in our industry is forward-looking information. The Russian invasion of Ukraine, including reactions thereto and the potential impacts of sanctions, may also heighten the impact of certain factors described herein. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates” or “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. This forward-looking information and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances as at the date of the forward-looking information. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions made in respect of our ability to build our market share and enter new markets and industry verticals; our ability to attract, develop and retain key personnel; our ability to manage hardware component shortages and supply chain risk and the impact of shortages in the supply chain on our customers; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure and implement scalable controls, systems and processes to support our growth; our ability to prevent and manage information security breaches or other cyber-security threats; our ability to protect our intellectual property (1)

rights and the risk of claims by third parties of intellectual property infringement; the impact of class actions and other litigation claims; the pricing of our offerings; our ability to successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof; our ability to obtain and maintain existing financing on acceptable terms; currency exchange and interest rates, including potential inflation; seasonality in our business and in the business of our customers; the impact of competition; the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors in preparing forward-looking information and management’s expectations. Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in the “Summary of Factors Affecting our Performance” section of this MD&A, in the “Risk Factors” section of our Annual Information Form dated May 19, 2022, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in this MD&A should be considered carefully by prospective investors. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward- looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking information is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements. This MD&A includes certain trademarks, including “Lightspeed”, "NuORDER" and other trademarks, which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks and trade names referred to in this MD&A may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names. Additional information relating to Lightspeed, including our most recently completed Annual Information Form, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Overview Lightspeed offers a cloud-based commerce platform that connects suppliers, merchants and consumers while enabling omni- channel experiences. Our software platform provides our customers with the critical functionality they need to engage with consumers, manage their operations, accept payments, and grow their businesses. We serve customers globally, empowering single- and multi-location retailers, restaurants, golf course operators and other companies to compete successfully in an omni- channel market environment by engaging with consumers across online, mobile, social, and physical channels. We primarily target small and medium-sized businesses (“SMBs”) with our easy to use and cost efficient solutions. The majority of our revenue is recurring or reoccurring and we have a strong track-record of growing revenue per customer over time. Our cloud platform is designed around three interrelated elements: omni-channel consumer experience, a comprehensive back- office operations management suite to improve our customers’ efficiency and insight, and the facilitation of payments. Key functionalities of our platform include full omni-channel capabilities, POS, product and menu management, employee and inventory management, analytics and reporting, multi-location connectivity, order-ahead and curbside pickup functionality, loyalty, customer management and tailored financial solutions such as Lightspeed Payments and Lightspeed Capital. By (2)

delivering our solutions through the cloud, we enable merchants to reduce dependency on the brick and mortar channel and interact with customers anywhere (in store, online, mobile and social), gain a deeper understanding of their customers and operations by tracking activity and key metrics across all channels, and update inventory, run analytics, change menus, send promotions and otherwise manage their business operations from any location. Our position at the point of commerce puts us in a strong and advantaged position for payment processing and allows us to collect transaction-related data insights. Our payments solutions are becoming increasingly available to a larger portion of our customer base as we added availability in several new countries during Fiscal 2022 in addition to our core base of retail and hospitality customers in the United States and Canada. Our transaction-based revenue was $264.0 million in Fiscal 2022, an increase of 218% from the $83.0 million in transaction-based revenue for Fiscal 2021. This was primarily driven by increased customer adoption of our payments solutions and an increase of 261% in GPV1 compared to Fiscal 2021. Our Payments Penetration Rate1 was approximately 13% in March 2022 demonstrating the extent of the opportunity before us. As our customer GTV1 grows, so does our payments opportunity, which opportunity also continues to be bolstered by our expansion of our payments solutions to more of our core markets. Our platform is built to scale with our customers, supporting them as they open new locations, and offering increasingly sophisticated solutions as their business requirements become more complex. Our platform helps SMBs avoid having to piece together multiple, and often disjointed, applications from various providers to leverage the technology they need to run and grow their businesses. Our ecosystem of development, channel and installation partners further reinforces the scalability of our solutions, making them customizable and extensible. We work alongside our customers through their business journey by providing industry-leading onboarding and support services, and fundamentally believe that our success is directly connected to their success. On April 16, 2021, we completed the acquisition of Vend Limited ("Vend"), a cloud-based retail management software company, based in New Zealand, thereby expanding our international presence. On July 1, 2021, we completed the acquisition of Los Angeles-based NuORDER, Inc. (“NuORDER”), a transformative digital platform connecting businesses and suppliers in numerous countries. In addition to accelerating our own ambitions to engage suppliers, the acquisition of NuORDER provides us with a business-to-business financial services opportunity. On October 1, 2021, we completed the acquisition of the Ecwid corporate group ("Ecwid"), a California-based global eCommerce platform provider. The acquisition of Ecwid has enhanced our omni-channel offering with easy-to-use tools to quickly sell online allowing merchants to better combine digital and physical operations. These acquisitions coupled with our organic growth have also created opportunities for us to leverage our increased scale to derive better economics from our payment partners and other vendors that we utilize to deliver our solutions, as well as broaden our brand awareness. During Fiscal 2022, we launched our all-new Lightspeed Restaurant, a unified hospitality commerce and point-of-sale platform, and we announced our new eCommerce product Lightspeed eCommerce, built on the integration of our acquisition of Ecwid. Subsequent to the end of Fiscal 2022, we launched Lightspeed Retail, a groundbreaking new retail commerce platform that unites advanced POS, payments, and eCommerce into one cohesive and powerful solution. To further complement our core cloud solutions, we offer a merchant cash advance program called Lightspeed Capital. This program provides cash advances to eligible merchants and is designed to help them with overall business growth and cash management. Merchants use these cash advances to manage their cash flows, to buy inventory, and to invest in marketing. We sell our solutions primarily through our direct sales force in North America, Europe, the UK, Australia and New Zealand, supplemented by indirect channels in other countries around the world. Our platform is well-suited for various types of SMBs, particularly single- and multi-location retailers with complex operations, such as those with a high product count, diverse inventory needs or a service component, golf course operators and hospitality customers ranging from quick service and festivals to hotels and fine dining establishments. Excluding the impact of Customer Locations1 attributable to the Ecwid eCommerce standalone product, which Customer Locations carry a lower ARPU1, the monthly ARPU of our Customer Locations was approximately $270 per Customer Location as at March 31, 2022 as compared to just over $200 per Customer Location as at March 31, 2021. Including the Customer Locations attributable to the Ecwid eCommerce standalone product, our customers generated monthly ARPU of approximately $145 per Customer Location as at March 31, 2022. (3) 1 Refer to the section entitled "Key Performance Indicators"

As at March 31, 2022, we had approximately 323,000 Customer Locations in over 100 countries, which includes approximately 160,000 Customer Locations attributable to the Ecwid eCommerce standalone product. For Fiscal 2022, our cloud-based software-as-a-service platform processed GTV of $74.0 billion (excluding amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume), which represents growth of 119% relative to $33.7 billion of GTV processed during Fiscal 2021. Our GTV processed during Fiscal 2022 includes a $1.5 billion GTV contribution from Customer Locations attributable to the Ecwid eCommerce standalone product since we acquired Ecwid on October 1, 2021. For the three months ended March 31, 2022 compared to the March 31, 2021, our omni-channel retail GTV growth was 74% and our hospitality GTV growth was 67%. After excluding the impact of any acquisitions that occurred since the end of the prior comparable period so as to provide a consistent basis of comparison, organic GTV growth for Fiscal 2022 was 51% which growth was driven by a 36% increase in GTV from omni-channel retail customers, and an increase in hospitality GTV of 73% despite on-and-off lockdowns in certain geographies (39%, 17% and 67%, respectively for the three months ended March 31, 2022). For greater clarity, where an acquisition occurred part way through the prior comparable period, such acquisition's contributions in the current period are included for purposes of calculating organic GTV only to the extent of the same months they were included in the prior comparable period. Our approximately 323,000 Customer Locations as at March 31, 2022 are located 51% in North America and 49% across the rest of the world. Excluding the approximately 160,000 Customer Locations attributable to the Ecwid eCommerce standalone product, the split of the Customer Locations between retail and hospitality represents approximately 63% and 37% of our total Customer Locations, respectively. When including the Customer Locations attributable to the Ecwid eCommerce standalone product, the split between retail and hospitality represents approximately 81% and 19% of our total Customer Locations, respectively. Despite the Ecwid acquisition adding a significant number of lower ARPU Customer Locations to our overall customer base, our attention continues to be focused on serving the complex SMBs to which our solutions are particularly well-suited and we believe that leveraging Ecwid's platform as our flagship eCommerce offering will enable these businesses to enhance their omnichannel reach and increase their selling flexibility. We believe we have a distinct leadership position in SMB commerce given our scale, breadth of capabilities, and diversity of customers. As a result, our business has grown significantly. We generate revenue primarily from the sale of cloud-based software subscriptions and our payments solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans vary from monthly plans to one-year and multi-year terms. We have become more accommodating of monthly payment plans for our customers aimed in part to encourage adoption of our payments solutions. We have also integrated our software with various third party payment processors who pay us a revenue share of the payment processing revenue for customers we refer to them. These arrangements generally predate the availability of our payments solutions in the various markets we serve. Revenue from these arrangements is included in our transaction-based revenue. Our total revenue has increased to $548.4 million for Fiscal 2022 from $221.7 million for Fiscal 2021, representing year-over- year growth of 147%, with Vend, NuORDER and Ecwid representing a combined $76.1 million of the total revenue for Fiscal 2022. For Fiscal 2022, subscription revenue accounted for 45% of our total revenues (54% for Fiscal 2021), and transaction-based revenue accounted for 48% of our total revenues (37% for Fiscal 2021). We achieved a positive Net Dollar Retention Rate2 in Fiscal 2022. After excluding the impact of any acquisitions that occurred since the end of the prior comparable period so as to provide a consistent basis of comparison, organic subscription and transaction-based revenue growth for Fiscal 2022 compared to Fiscal 2021 was 62% (48% for the three months ended March 31, 2022). For greater clarity, where an acquisition occurred part way through the prior comparable period, such acquisition's contributions in the current period are included for purposes of calculating organic subscription and transaction-based revenue growth only to the extent of the same months they were included in the prior comparable period. In addition, we offer a variety of hardware and other services to provide value-added support to our merchants and supplement our subscription and transaction-based revenue solutions. These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. For Fiscal 2022, this revenue accounted for 7% of our total revenue (9% for Fiscal 2021). (4) 2 Refer to the section entitled "Key Performance Indicators"

We plan to continue making investments to drive future growth. We believe that our future success depends on a number of factors, including our ability to expand our market share, build on successes of our payments and tailored financial solutions, add more solutions to our platform, expand our presence within verticals, and our ability to selectively pursue and to integrate value- enhancing acquisitions. We are pleased with the performance of our acquired businesses and the progress made on their integration. Our Lightspeed Supplier Network, and the acquisition of NuORDER, once fully integrated, will provide customers with greater supplier access and inventory visibility, automate manual ordering, consolidate supplier portals into the POS, streamline omni- channel operations by making it easy to import product details and photos into the POS, and ensure use of supplier-approved brand names and images. Meanwhile, suppliers will benefit from greater access to real time data on goods sold by customers and enhanced brand presence with customers. Going deep into verticals also creates opportunities for us to monetize our data up and down the supply chain. The acquisition of Ecwid allows merchants to enhance omnichannel reach and increase selling flexibility, including through social media platforms and digital market places. We believe that we have significant opportunity to continue to expand ARPU given the number of customers adopting more Lightspeed products over time and that our continued investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our customers. We have not been profitable to date and the acquisition strategy that we have executed to date has increased our cost structure significantly. If we are unable to successfully implement our growth strategies, we may not be able to achieve profitability. For Fiscal 2022 and Fiscal 2021, we incurred an operating loss of $318.3 million and $129.7 million, respectively. Our cash flows used in operating activities for Fiscal 2022 were $87.2 million, and our Adjusted Cash Flows Used in Operating Activities3 were $61.3 million compared to $93.1 million and $41.4 million, respectively, for Fiscal 2021. Sustainability Sustainability is embedded in our guiding principles, and we are working towards a sustainable future and a greener economy. As part of this commitment, we have taken steps to reduce our carbon footprint and our customers’ carbon footprint. We partner with Sustainably Run on a Carbon Free Dining program in the UK. We give our customers the ability to offset the carbon emissions associated with their diners by planting GiftTrees and we provide them sustainable credits. After the successful implementation of the program in the UK which has seen the planting of approximately 1 million trees, we plan to expand this program to other regions. In addition to offsetting carbon emissions, these trees provide food, income and education for the communities sponsored to plant the trees. We also partner with TravelPerk to offset carbon emissions for our business travel by airplane, automobile, and train. We choose to partner with companies that are also environmentally conscientious. Most of our solutions are powered by Amazon Web Services ("AWS") and Google Cloud platforms. Google Cloud is 100% powered by renewable energy and AWS has committed to powering its operations with 100% renewable energy by 2025. Additionally, a small portion of our solutions are hosted in data centers, which primarily run on renewable energy. Lightspeed is also a place of diversity, equity and inclusion, and it has been since our Executive Chair Dax Dasilva founded the Company in Montreal’s Gay Village in 2005. The first four Lightspeed employees were all from the LGBTQ2S+ community and, based on our most recent annual DEI engagement survey, 11% of our employees identify as LGBTQ2S+. Our commitment to a diverse and inclusive workplace can be seen at all levels of our Company from our Employee-led Networks for women, LGBTQ2S+ community members and BIPOC community members to our board of directors, 44% of the members of which identify as women (57% of the independent members of which identify as women). We believe in creating value across our ecosystem, including by ensuring meaningful wealth creation opportunities for all employees. All employees are granted an equity stake in the Company upon hire, ensuring employees’ interests are aligned with those of our shareholders. COVID-19 There continues to be uncertainty regarding the duration and magnitude of the COVID-19 Pandemic and the ability to control resurgences and new variants worldwide, making it difficult to assess the future impact on our customer base, the end markets we serve and the resulting effect on our business and operations, both in the short term and in the long term. Despite the ongoing risks and uncertainties, however, we continue to believe the impact of the COVID-19 Pandemic on the retail and hospitality industries has accelerated the need for our solutions as SMBs look to augment traditional in-person selling models (5) 3Refer to the section entitled "Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios".

with online and digital strategies. A large portion of our market is currently served by legacy on-premise systems that are expensive, complicated and poorly equipped to help SMBs adapt to this immediate need. This represents a significant opportunity for us to grow our customer base. We believe our growth, despite a challenging macro-economic environment is an ongoing indicator of this accelerated shift to our cloud-based solutions. Lightspeed believes it is well-positioned to capitalize on this opportunity and will continue to leverage its privileged position at the point of sale to also seize our payments opportunity. Seizing our payments opportunity means monetizing a larger portion of our customers’ GTV, which for Fiscal 2022 was $74.0 billion up 119% from the $33.7 billion we processed in Fiscal 2021. We expect GTV variability as measures around the world to manage the impact of the COVID-19 Pandemic are eased or intensified; however, we believe our diversity in customer verticals and geographies we serve will continue to be a strong asset of the business. We are continuing to monitor the impact of the COVID-19 Pandemic on our business, financial condition and operations, as further discussed below. Refer to the sections of this MD&A entitled "Summary of Factors Affecting Our Performance", to the “Risk Factors” section of our most recent Annual Information Form, and to our other filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, for a discussion about the risks with which we are faced. Russian Invasion of Ukraine We do not have any significant operations, customers or supplier relationships in Russia, Belarus or Ukraine, and have ceased our selling activities to new customers in Russia and Belarus. Our revenues and our operating expenses in Russia, Belarus and Ukraine were less than 0.1% of total revenues and less than 1% of total operating expenses, respectively, for Fiscal 2022. All of our intellectual property and customer data is located outside of the region. We do have personnel in Russia who were brought on via our acquisition of Ecwid, and as part of our business continuity plans have been relocating some personnel outside of Russia to mitigate any reliance on the region. We plan to relocate as many of our personnel as possible and transition business operations from the region in order to ensure the safety of our personnel and to continue to conduct business operations uninterrupted. We will continue to monitor the situation closely, and to date we have not experienced any disruptions in our business operations. The United States State Department has issued a warning that one of the potential escalations that may result in connection with the war in Ukraine and in response to the increased sanctions announced by many countries against Russia, could be an increased risk of cyber-security attacks to the networks and operations of companies operating from countries that have participated in sanctions against Russia. We take that concern very seriously and have increased our own efforts to monitor our networks and information technology infrastructure for any signs of such attacks. Key Performance Indicators We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies. Average Revenue Per User. “Average Revenue Per User” or “ARPU” represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. When excluding Customer Locations attributable to the Ecwid eCommerce standalone product, which Customer Locations carry a lower ARPU, the monthly ARPU of our Customer Locations grew to approximately $270 per Customer Location as at March 31, 2022 compared to just over $200 per Customer Location as at March 31, 2021. When including Customer Locations attributable to the Ecwid eCommerce standalone product, our customers generated monthly ARPU of approximately $145 per Customer Location as at March 31, 2022. For greater clarity and consistent with how we have historically calculated ARPU, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period. Customer Locations. “Customer Location” means a billing merchant location for which the term of services have not ended, or with which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the terms of services have not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can have multiple Customer Locations including physical and eCommerce sites and in the case of NuORDER, multiple subscriptions. We believe that our ability to increase the number of Customer Locations (6)

served by our platform is an indicator of our success in terms of market penetration and growth of our business. We have successfully demonstrated a history of growing the number of our Customer Locations. As of March 31, 2022 and March 31, 2021, approximately 323,000 and approximately 119,000 Customer Locations, respectively, were utilizing our platform. Our Customer Locations as of March 31, 2022 include approximately 160,000 Customer Locations attributable to the Ecwid eCommerce standalone product. In light of the acquisition of NuORDER, the definition of Customer Locations was adjusted during the three months ended September 30, 2021 to include brands with direct or indirect paid subscriptions. Gross Payment Volume. “Gross Payment Volume” or “GPV” means the total dollar value of transactions processed, excluding amounts processed through the NuORDER solution, in the period through our payments solutions in respect of which we act as the principal in the arrangement with the customer, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We believe that growth in our GPV demonstrates the extent to which we have scaled our payments solutions. As the number of Customer Locations using our payments solutions grows, we will generate more GPV and see higher transaction-based revenue. For the three months ended March 31, 2022, GPV was $2.2 billion compared to $1.0 billion for the three months ended March 31, 2021, representing growth of 132%. For Fiscal 2022, GPV was $8.1 billion compared to $2.3 billion during Fiscal 2021, representing growth of 261%. We have excluded amounts processed through the NuORDER solution from our GPV because they represent business-to-business volume rather than business-to- consumer volume and we do not currently have a robust payments solution for business-to-business volume. Gross Transaction Volume. “Gross Transaction Volume” or “GTV” means the total dollar value of transactions processed through our cloud-based software-as-a-service platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. For the three months ended March 31, 2022, GTV was $18.4 billion compared to $10.8 billion for the three months ended March 31, 2021, representing growth of 71%. Our GTV processed during the three months ended March 31, 2022 includes a $0.8 billion GTV contribution from Ecwid. For Fiscal 2022, GTV was $74.0 billion compared to $33.7 billion for Fiscal 2021, representing growth of 119%. Our GTV processed during Fiscal 2022 includes a $1.5 billion GTV contribution from Ecwid. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume. Payments Penetration Rate. “Payments Penetration Rate” means GPV divided by GTV. We believe that our Payments Penetration Rate demonstrates the extent to which we have capitalized on the payments opportunity within our customer base. The Payments Penetration Rate grew to approximately 13% in March 2022 compared to approximately 10% in March 2021. Net Dollar Retention Rate. We believe that our ability to retain and expand the revenues generated from our existing customers is an indicator of the long-term value of our customer relationships. We track our performance in this area by measuring our “Net Dollar Retention Rate”, which is calculated as of the end of each month by considering the cohort of customers on our commerce platforms as of the beginning of the month and dividing our subscription and transaction- based revenues attributable to this cohort in the then-current month by total subscription and transaction-based revenue attributable to this cohort in the immediately preceding month. Despite the impact of the COVID-19 Pandemic and the spread of variants of the COVID-19 virus, for Fiscal 2022, we had Net Dollar Retention Rates in excess of 100% as calculated using an average of the monthly Net Dollar Retention Rates for those periods. Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios The information presented within this MD&A includes certain financial measures and ratios such as “Adjusted EBITDA”, "Adjusted Loss", "Adjusted Loss per Share - Basic and Diluted", and "Adjusted Cash Flows Used in Operating Activities". These measures and ratios are not recognized measures and ratios under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures and ratios presented by other companies. Rather, these measures and ratios are provided as additional information to complement those IFRS measures and ratios by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures and ratios should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and ratios are used to provide investors with supplemental measures and ratios of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and ratios in the evaluation of issuers. Our management also uses non-IFRS measures and ratios in order to facilitate operating performance (7)

comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

Adjusted EBITDA

Adjusted EBITDA is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring and litigation provisions. The following table reconciles net loss to Adjusted EBITDA for the periods indicated:

	Three months ended March 31,		Fiscal year ended March 31,	
(In thousands of US dollars)	**2022**	**2021**	**2022**	**2021**
	$	**$**	**$**	**$**
Net loss	(114,517)	(42,045)	(288,433)	(124,278)
Share-based compensation and related payroll taxes[(1)]	41,625	11,144	109,066	44,755
Depreciation and amortization[(2)]	29,972	15,450	104,548	36,483
Foreign exchange loss[(3)]	29	550	611	2,098
Net interest (income) expense[(2)]	(1,014)	(147)	(2,988)	353
Acquisition-related compensation[(4)]	20,433	2,144	50,491	11,807
Transaction-related costs[(5)]	872	2,459	9,653	11,615
Restructuring[(6)]	606	1,760	803	1,760
Litigation provisions[(7)]	576	—	1,655	—
Income tax expense (recovery)	1,679	(936)	(26,921)	(5,792)
Adjusted EBITDA	(19,739)	(9,621)	(41,515)	(21,199)

(1) These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2022, share-based compensation expense was $41,934 and $108,916, respectively (March 2021 - $11,782 and $33,859), and related payroll taxes were a recovery of $309 and an expense of $150, respectively (March 2021 - recovery of $638 and expense of $10,896). These costs are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 9 to the audited annual consolidated financial statements for the details).

(2) In connection with the accounting standard IFRS 16 - Leases, for the three months ended March 31, 2022, net loss includes depreciation of $2,032 related to right-of-use assets, interest expense of $288 on lease liabilities, and excludes an amount of $2,111 relating to rent expense ($1,221, $303, and $1,588, respectively, for the three months ended March 31, 2021). For Fiscal 2022, net loss includes depreciation of $7,743 related to right-of-use assets, interest expense of $1,204 on lease liabilities, and excludes an amount of $8,133 relating to rent expense ($3,876, $1,048, and $4,436, respectively, for Fiscal 2021).

(3) These non-cash losses relate to foreign exchange translation.

(4) These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.

(5) These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.

(6) Certain functions and the associated management structure were reorganized and will continue to be reorganized to realize synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.

(7) These costs represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These costs do not include provisions taken and other costs incurred in respect of litigation matters of a nature that we consider normal to our business. These costs were not included in Fiscal 2021 as we did not incur costs for these litigation matters in Fiscal 2021. These costs are included in general and administrative expenses.

(8)

Adjusted Loss and Adjusted Loss per Share - Basic and Diluted

Adjusted Loss is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions and deferred income tax expense (recovery). Adjusted Loss per Share - Basic and Diluted is defined as Adjusted Loss divided by the weighted average number of common shares (basic and diluted). The following table reconciles net loss to Adjusted Loss for the periods indicated:

	Three months ended March 31,		Fiscal year ended March 31,	
(In thousands of US dollars, except number of shares and per share amounts)	**2022**	**2021**	**2022**	**2021**
	$	**$**	**$**	**$**
Net loss	(114,517)	(42,045)	(288,433)	(124,278)
Share-based compensation and related payroll taxes[1]	41,625	11,144	109,066	44,755
Amortization of intangible assets	26,151	13,359	91,812	30,128
Acquisition-related compensation[2]	20,433	2,144	50,491	11,807
Transaction-related costs[3]	872	2,459	9,653	11,615
Restructuring[4]	606	1,760	803	1,760
Litigation provisions[5]	576	—	1,655	—
Deferred income tax expense (recovery)[6]	1,397	(984)	(28,024)	(5,958)
Adjusted Loss	(22,857)	(12,163)	(52,977)	(30,171)
Weighted average number of Common Shares (basic and diluted)	148,473,309	123,865,361	141,580,917	105,221,907
Adjusted Loss per Share - Basic and Diluted[6]	(0.15)	(0.10)	(0.37)	(0.29)

(1) These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to share-based compensation, they can include estimates and therefore subject to change. For the three months and fiscal year ended March 31, 2022, share-based compensation expense was $41,934 and $108,916, respectively (March 2021 - $11,782 and $33,859), and related payroll taxes were a recovery of $309 and an expense of $150, respectively (March 2021 - recovery of $638 and expense of $10,896). These costs are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 9 to the consolidated financial statements for the details).

(2) These costs represent a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.

(3) These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.

(4) Certain functions and the associated management structure were reorganized and will continue to be reorganized to realize synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.

(5) These costs represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These costs do not include provisions taken and other costs incurred in respect of litigation matters of a nature that we consider normal to our business. These costs were not included in Fiscal 2021 as we did not incur costs for these litigation matters in Fiscal 2021. These costs are included in general and administrative expenses.

(6) Unlike Adjusted Net Loss and Adjusted Net Loss per Share which we presented for quarters up until and including the three months ended June 30, 2021, Adjusted Loss and Adjusted Loss per Share - Basic and Diluted adjusts Net Loss for deferred income tax expense (recovery). We believe this adjustment provides a more useful metric to our stakeholders than Adjusted Net Loss and Adjusted Net Loss per Share given that the majority of our deferred income tax expense (recovery) arises due to our acquisitions and not ordinary course operations.

(9)

Adjusted Cash Flows Used in Operating Activities

Adjusted Cash Flows Used in Operating Activities is defined as cash flows used in operating activities as adjusted for the payment of payroll taxes on share-based compensation, the payment of compensation expenses relating to acquisitions completed, the payment of transaction costs assumed through recent acquisitions, the payment of transaction-related costs, the payment of restructuring costs and payments related to litigation provisions net of amounts received as insurance and indemnification proceeds. An explanation of the Adjusted Cash Flows Used in Operating Activities can be found in the Liquidity and Capital Resources section of this MD&A. The following table reconciles cash flows used in operating activities to Adjusted Cash Flows Used in Operating Activities for the periods indicated:

	Three months ended March 31,		Fiscal year ended March 31,	
(In thousands of US dollars)	**2022**	**2021**	**2022**	**2021**
	$	$	$	$
Cash flows used in operating activities	(11,342)	(24,131)	(87,218)	(93,064)
Payroll taxes related to share-based compensation[(1)]	156	(1,070)	4,953	(335)
Acquisition-related compensation[(2)]	746	803	7,839	8,066
Payment of assumed transaction costs from recent acquisitions[(3)]	—	90	540	31,456
Transaction-related costs[(4)]	431	8,862	11,668	11,778
Restructuring[(5)]	501	726	1,590	726
Litigation provisions[(6)]	(366)	—	(654)	—
Adjusted Cash Flows Used in Operating Activities	(9,874)	(14,720)	(61,282)	(41,373)

(1) These amounts represent the cash inflow and outflow of payroll taxes on our issued stock options and other awards under our equity incentive plans to our employees and directors.

(2) These amounts represent the cash outflow of a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.

(3) These adjustments relate to the settlement of transaction-related costs of the targets that were outside the regular course of business for our acquisitions and which were assumed as liabilities on the relevant acquisition dates. We retained amounts in respect of these liabilities on the closing of each transaction that would otherwise have been paid to the sellers in the transactions. These amounts were not reflected in our net loss given that they were already taken as expenses by the acquired companies prior to the closing of each transaction.

(4) These amounts represent the cash outflows, and inflows due to timing differences, related to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.

(5) Certain functions and the associated management structure were reorganized and will continue to be reorganized to realize synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.

(6) These amounts represent the cash inflow and outflow of provisions taken, and other costs such as legal fees incurred, in respect of certain litigation matters, net of amounts received as insurance and indemnification proceeds. These cash inflows and outflows do not include cash inflows and outflows in respect of litigation matters of a nature that we consider normal to our business. These cash inflows and outflows were not included in Fiscal 2021 as we did not incur cash inflows and outflows for these litigation matters in Fiscal 2021.

Summary of Factors Affecting our Performance

We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below, in the "Risk Factors" section of our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Market Adoption of our Platform

We intend to continue to drive adoption of our advanced commerce platform by scaling our solutions to meet the needs of both new and existing customers of all types and sizes. We believe that there is significant potential to increase penetration of our total addressable market and attract new customers and that this potential has become even greater due to the COVID-19 Pandemic accelerating the need for SMBs to move away from legacy on-premise systems towards cloud-based omni-channel solutions. We plan to do this by further developing our products and services, embedding ourselves up and down the supply chain within the ecosystem of verticals as well as continuing to invest in marketing strategies tailored to attract new businesses to our platform, both in our existing geographies and new markets around the world. We also intend to selectively evaluate opportunities to offer

(10)

our solutions to businesses operating in industry verticals that we do not currently serve. We plan to continue to invest in our platform to expand our Customer Location footprint and drive market adoption, particularly of our payments solutions, and our operating cash flows may fluctuate as we make these investments. Our market is large, evolving, highly-fragmented, competitive and has low barriers to entry. Our competitors range from large, well-established vendors to smaller, earlier-stage ones. We expect competition to intensify in the future, particularly as industry consolidation occurs and as large, well-established vendors increasingly service more complex customers. Customer Adoption of our Payments Solutions Our payments solutions are becoming increasingly available to a larger portion of our customer base as we added availability in several new countries during Fiscal 2022 in addition to our core base of retail and hospitality customers in the United States and Canada. We believe that our payments solutions will continue to be an increasingly important part of our business as we make them available to our broader customer base and across our core geographies. Our payments solutions are designed to be transparent and easy to understand, and we have priced our solutions at market competitive rates based on a percentage of GTV electronically processed through our platform. We continue to see increased adoption of our payment processing solutions, which are the largest driver of revenue growth for the Company. As an increasing proportion of our revenue is generated from our payments solutions, we believe that while our total revenues may grow significantly, our gross margins will decrease over time due to the lower gross margin profile of our transaction-based revenue stream relative to the higher gross margin profile of our subscription revenue stream. Cross-selling and Up-selling with Existing Customers Our existing customers represent a significant opportunity to cross-sell and up-sell products and services with limited incremental sales and marketing expense. We use a “land and expand” approach, with many of our customers initially deploying our platform for a specific use case. Once they realize the benefits and wide functionality of our platform, they can expand the number of use cases including services such as Lightspeed Analytics, Lightspeed Payments and Lightspeed Capital. We plan to continually invest in product development, and in sales and marketing, to add more solutions to our platform and to increase the usage and awareness of our solutions. Such investments include integrating the NuORDER platform to enable inventory ordering straight from our merchants’ POS, and to provide brands with data insights on consumers and trends to optimize manufacturing and distribution. Our future revenue growth and our ability to achieve and maintain profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our comprehensive suite of solutions. Scaling our Sales and Marketing Team Our ability to achieve significant growth in future revenue will largely depend upon the effectiveness of our sales and marketing efforts, both domestically and internationally. The majority of our sales and marketing efforts are accomplished in-house, and we believe the strength of our sales and marketing team is critical to our success. We have invested and intend to continue to invest meaningfully in terms of expanding our sales force, and consequently, we anticipate that our headcount will continue to increase as a result of these investments. To complement this strategy, we have begun to invest in outbound-led and partner-led lead generation, particularly in our U.S. markets. In certain instances, we may supplement this approach with field sales teams. International Sales We believe that global demand for our platform will continue to increase as SMBs seek out end-to-end solutions with omni- channel capabilities to enable their businesses to thrive and succeed in an increasingly complex operating environment. Accordingly, we believe there is a significant opportunity to grow our international business. We have invested, and plan to continue to invest, ahead of this potential demand in personnel and marketing, and to make selective acquisitions to support our international growth. We completed the acquisition of Vend in April 2021 and the acquisition of Ecwid in October 2021, further expanding our presence internationally. For each new geography where we expand or seek to expand, we focus on understanding the needs of the local market and invest to develop relationships and our products, as well as understanding and complying with applicable local regulatory and compliance frameworks. Seasonality We believe our transaction-based revenues will continue to represent an increasing proportion of our overall revenue mix over time as a result of the continued global rollout of our payments solutions, and we expect seasonality of our quarterly results to (11)

continue to increase. We expect our overall revenues will continue to become increasingly correlated with respect to the GTV processed by our customers through our platform. Foreign Currency Our presentation and functional currency is the U.S. dollar. We derive the largest portion of our revenues in U.S. dollars and a large proportion of our expenses in U.S. dollars. Our head office and a significant portion of our employees are located in Canada, along with additional presence in Europe, Australia and New Zealand, and as such, a large amount of our expenses are incurred in Canadian dollars and Euros with a smaller proportion of expenses incurred in other foreign currencies. As a result, our results of operations may be adversely impacted by a decrease in the value of the U.S. dollar relative to these currencies but primarily the Canadian dollar and the Euro. During Fiscal 2022, we adopted a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings by entering into foreign exchange forward contracts which we have designated as cash flow hedges. We do not have foreign exchange forward contracts in place with respect to all currencies in which we currently do business but may, from time to time, enter into additional foreign exchange forward contracts in respect of other foreign currencies. Currency hedging entails a risk of illiquidity and, to the extent the applicable foreign currency fluctuates in value against the U.S. dollar, the use of hedges could result in losses greater than if the hedging had not been used. There can be no assurance that our hedging strategies, if any, will be effective in the future or that we will be able to enter into foreign exchange forward contracts on satisfactory terms. See the “Risk Factors” section of our most recent Annual Information Form, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, for a discussion on exchange rate fluctuations. Selective Pursuit of Acquisitions We have complemented our organic growth strategies by taking a targeted and opportunistic approach to acquisitions, identifying acquisition targets with a view to accelerating our product roadmap, increasing our market penetration, going deep into verticals and creating value for our shareholders. Throughout our history, we have accrued significant sales and marketing expertise, which we leverage to facilitate our continued global expansion both organically and in integrating the companies we acquire. We believe that we remain well-positioned to continue to grow organically around the globe and to selectively pursue new acquisitions given our experience and scale. However, such acquisitions and investments could divert management’s attention, result in operating difficulties due to a lack of timely and proper completion or integration, or otherwise disrupt our operations and adversely affect our business, operating results or financial position, regardless of whether such acquisitions and investments are ultimately completed. Economic conditions and resulting consumer spending trends Our performance is subject to worldwide economic conditions and global events, including political, economic, social and environmental risks that may impact our operations or our customers’ operations. Such conditions and events may adversely affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. The current deterioration in general economic conditions, including the rise in unemployment rates, inflation and increases in interest rates, may adversely affect consumer spending, consumer debt levels and credit and debit card usage, and as a result, adversely affect our financial performance by reducing the number or average purchase amount of transactions processed using our payments solutions. A significant majority of the customers that use our platform are SMBs and many of our customers are in the entrepreneurial stage of their development. SMBs may be disproportionately affected by the aforementioned economic conditions or economic downturns, especially if they sell discretionary goods. SMBs frequently have limited budgets and may choose to allocate their spending to items other than our platform, especially in times of economic uncertainty or recessions. Economic and geopolitical uncertainties, including those related to the COVID-19 Pandemic, variants of the COVID-19 virus, and Russia's recent invasion of Ukraine may further amplify such risks. Economic downturns may adversely impact retail and restaurant sales, which could result in us processing lower payments volumes and customers who use our platform going out of business or deciding to stop using our services in order to conserve cash. Moreover, our customers that run restaurants operate in an industry which is intensely competitive and subject to heightened exposure to economic conditions affecting consumer discretionary spending, resulting in overall risk and a rate of failure that are typically greater than for businesses generally. Weakening economic conditions may also adversely affect third parties, including suppliers and partners, with whom we have entered into relationships and upon whom we depend in order to operate and grow our business. Uncertain and adverse economic conditions may also lead to increased write-offs of our trade receivables, and refunds and chargebacks or potential losses to our merchant cash advance program, any of which could adversely affect our business. (12)

COVID-19 Pandemic Although the Company has sustained strong growth in spite of challenging macro-economic conditions, partially aided by acquisitions, the future impact of the COVID-19 Pandemic on our business, financial condition and results of operations remains uncertain. Measures attempting to contain and mitigate the effects of the virus such as travel restrictions, self-isolation measures, mandatory closures of non-essential services and businesses, physical distancing practices, and the resulting effect on the operations of and spending by merchants, brands and consumers including supply chain issues have disrupted and may in the future disrupt our normal operations and impact our employees, vendors, partners, and our customers and their consumers. The degree to which COVID-19 will continue to affect our business, operating results and financial condition will depend on highly uncertain and unpredictable future developments including the duration and magnitude of the COVID-19 Pandemic, the spread of variants of the COVID-19 virus, the availability, distribution and efficacy of vaccines, the impact of the COVID-19 Pandemic and related restrictions on economic activity and domestic and international trade, and the extent and the impact of these and other factors on our employees, partners, vendors, customers and their consumers. The current global crisis has impacted and may in the future impact our customers, including their GTV, overall demand for our services, and anticipated subscription pauses and churn rates due to business closures and temporary business shutdowns. It has also limited, and may in the future limit, their ability to obtain inventory or ingredients and supplies, to generate sales, or to make timely payments to us. Since the beginning of the COVID-19 Pandemic, we have at various times and in various geographies engaged in customer-focused initiatives aimed at supporting our customers during the COVID-19 Pandemic. These initiatives had a negative impact on revenue and cash flows. We may continue such customer-focused initiatives or implement new ones in the verticals and geographies that are or continue to be impacted by the COVID-19 Pandemic. COVID-19 has also caused heightened uncertainty in the global economy. Slowdowns in economic growth, particularly if they reduce consumer spending, may negatively impact our customers and our results of operations. Uncertain and adverse economic conditions may also lead to increased write-offs of our trade receivables, and refunds and chargebacks or potential losses for our merchant cash advance program which may require us to recognize an impairment related to our assets in our financial statements. No such impairment has been recognized as at March 31, 2022. Uncertainty in the global economy and market volatility has been and may continue to be exacerbated by new variants and mutation of the COVID-19 virus. Continued capital markets volatility may cause further declines in the price of our Subordinate Voting Shares, increasing the risk that further securities class action lawsuits may be instituted against us. The COVID-19 Pandemic and related restrictions may also disrupt or delay the ability of employees to work, cause delays or disruptions in services provided by our vendors, increase our vulnerability and that of our partners and service providers to security breaches, denial of service attacks or other hacking or phishing attacks, or cause other unpredictable events. The duration, severity and ongoing impacts of the COVID-19 Pandemic may also have the effect of heightening many of the other risks described herein, in our most recent Annual Information Form and in our filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Additionally, although we have attempted to identify the COVID-19-related risks faced by our business, the uncertainty and lack of predictability around the COVID-19 Pandemic means there may be other risks not presently known to us or that we presently believe are not material that could also affect our business, financial condition and results of operations. While it remains difficult to estimate the overall severity, extent or duration of the COVID-19 Pandemic, to the extent it materially adversely effects our employees, customers, vendors, partners and/or other stakeholders, it may also have a material adverse effect on our business, financial condition or results of operations. Key Components of Results of Operations Revenues Subscription Revenue We principally generate subscription-based revenue through the sale of subscriptions to our software solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable our solutions to scale with customers as they grow. Our subscription plans are sold as monthly, one-year or multi-year plans. Subscription plans for our cloud-based solutions include maintenance and support. Customers purchase subscription plans directly from us or through our channel partners. In addition to the core subscriptions outlined above, customers can purchase add-on services such as delivery, order anywhere, advanced reporting, accounting and analytics, amongst others. (13)

In addition, we generate revenues through referral fees and revenue sharing agreements from our partners to whom we direct business. Transaction-based Revenue We generate transaction-based revenues by providing our customers with the functionality to accept payments from consumers. Such revenues come in the form of transaction fees and represent a percentage of GTV processed by our customers through our offered solutions. We generate transaction-based revenues from our payments solutions as well as our revenue sharing agreements with our integrated payment partners. The revenue sharing arrangements mainly predate the availability of Lightspeed Payments and are also the result of inherited revenue streams from some of our recent acquisitions. Since we do not act as the principal in these arrangements, we recognize revenue from these streams at the net amount retained by us in accordance with IFRS. It also means we generally earn inferior economics as a result when compared to payments solutions in respect of which we act as principal given that we have less control of the underlying customer relationship. During Fiscal 2022, we began to offer payments solutions in respect of which we act as principal to customers acquired through the acquisition of ShopKeep. This provides us more control over the customer relationship, and increases transaction volumes with our payment processing partners, which in turn provides us better payment economics overall. As a consequence of acting as the principal in the relationship, we also recognize the payment processing fees at the gross amount of consideration paid by the customer, instead of the net amount of consideration we retain. The incremental revenue of this activity was approximately $4.5 million in Fiscal 2022. We also earn revenues from Lightspeed Capital, a merchant cash advance ("MCA") program pursuant to which the we purchase a designated amount of future receivables at a discount, and the customer remits a fixed percentage of their daily sales to us, until the outstanding balance has been fully remitted. Our payments solutions allow our customers to accept electronic payments in-store, through connected terminals and online. Our payments solutions are becoming increasingly available to a larger portion of our customer base as we added availability in several new countries during Fiscal 2022 in addition to our core base of retail and hospitality customers in the United States and Canada. Offering a fully integrated payment functionality is highly complementary to the platform we offer our customers today and will allow us to monetize a greater portion of the $74.0 billion in GTV processed in Fiscal 2022. Hardware and Other Revenue These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. We generate revenues through the sale of POS peripheral hardware such as our tablets, customer facing display, receipt printers, networking hardware, cash drawers, payment terminals, servers, stands, bar-code scanners, and an assortment of accessories. Although our software solutions are intended to be turnkey solutions that can be used by the customer as delivered, we provide professional services to our customers in some circumstances in the form of on-site installations and implementations. These implementation services are typically delivered through our internal integrations team or through a network of certified partners. Additionally, from time to time we earn one-time fees for integration work performed pursuant to certain strategic partnerships. Direct Cost of Revenues Subscription Cost of Revenue Cost of subscription revenue primarily includes salaries and other employee related costs for a subset of the support team, costs associated with hosting infrastructure for our services and other corporate overhead allocations. Significant expenses include costs of our support including total salaries and benefits, share-based compensation and related payroll taxes, data center capacity costs, and other third-party direct costs such as customer support and royalties and amounts paid to third-party cloud service providers. Transaction-based Cost of Revenue Transaction-based cost of revenue primarily includes direct costs when transactions are processed using our payments solutions, salaries and other employee related costs, including share-based compensation and related payroll taxes, for a subset of the support team, and other corporate overhead allocations. The direct costs include costs of interchange and network assessment fees, processing fees, and bank settlement fees to third-party payment processors and financial institutions involved in settlement. (14)

Hardware and Other Cost of Revenue Cost of these revenues primarily includes costs associated with our hardware solutions, such as the cost of acquiring the hardware inventory, including hardware purchase price, expenses associated with third-party fulfillment companies, shipping and handling and inventory adjustments, expenses related to costs of professional services provided to customers, salaries and other employee related costs, including share-based compensation and related payroll taxes, and other corporate overhead allocations. Operating Expenses General and Administrative General and administrative expenses consist of salaries and other employee related costs, including share-based compensation and related payroll taxes, for finance, accounting, legal, administrative, human resources, as well as financial services. These expenses also consist of expenses related to information technology, information systems, security, and corporate data employees which expenses are partially allocated to research and development, sales and marketing, and direct cost of revenues. General and administrative expenses also include other professional fees, transaction-related fees related to our acquisitions, costs associated with internal systems and general corporate expenses. As a public company in the United States, it is expensive for us to obtain director and officer liability insurance with the current cost being approximately $9 million annually, and we continue to have to manage trade-offs between accepting reduced coverage or incurring substantially higher costs to continue our coverage. In the longer term, we expect general and administrative expenses to decrease as a percentage of total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business. Research and Development Research and development expenses consist primarily of salaries and other employee related costs, including share-based compensation and related taxes, for product-related functions including product management, core development, data, product design and development and other corporate overhead allocations. We continue to invest our research and development efforts on developing added features and solutions, as well as increasing the functionality and enhancing the ease of use of our platform. These expenses give rise to tax credits primarily from the Canadian Federal Scientific Research and Experimental Development Program and the Tax Credit for the Development of e-business, or "SR&ED" and "e-business" tax credits, respectively. The Company's e-business tax credits are refundable, while the SR&ED tax credits are non-refundable and are carried forward to reduce future income taxes payable. Given the Company’s recent losses in Canada, these SR&ED credits have not been recognized in the financial statements. Upon recognition, they will reduce research and development expenses. Although not immediately, given that we are still scaling our technology group in line with anticipated growth, we expect research and development expenses to decline in proportion to total revenue as we achieve additional economies of scale from our expansion. Sales and Marketing Sales and marketing expenses consist primarily of selling and marketing costs and salaries and other employee related costs, including share-based compensation and related payroll taxes, for sales and business development and marketing. Other costs within sales and marketing include costs of acquisition of new customers, travel-related expenses and corporate overhead allocations. We plan to continue to expand sales and marketing efforts to attract new customers, retain existing customers and increase revenues from both new and existing customers. Over time, we expect sales and marketing expenses will decline as a percentage of total revenues as we achieve additional economies of scale from our expansion. Acquisition-related Compensation Acquisition-related compensation expenses represent the portion of the consideration paid to acquired businesses which is payable contingent on the ongoing employment or service obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved. This portion of the purchase price is amortized over the related service period for those key personnel. (15)

Results of Operations The following table outlines our consolidated statements of loss for the three months and the fiscal years ended March 31, 2022 and 2021: Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars, except per share amounts) 2022 2021 2022 2021 $ $ $ $ Revenues Subscription 70,542 39,747 248,430 119,323 Transaction-based 66,729 35,521 264,044 82,951 Hardware and other 9,287 7,127 35,898 19,454 Total revenues 146,558 82,395 548,372 221,728 Direct cost of revenues Subscription 20,657 11,238 72,192 31,756 Transaction-based 43,822 18,776 159,432 42,626 Hardware and other 12,426 8,316 45,575 19,677 Total cost of revenues 76,905 38,330 277,199 94,059 Gross profit 69,653 44,065 271,173 127,669 Operating expenses General and administrative 28,240 17,241 95,253 53,035 Research and development 36,837 17,041 121,150 55,303 Sales and marketing 67,388 33,007 216,659 96,900 Depreciation of property and equipment 1,789 870 4,993 2,479 Depreciation of right-of-use assets 2,032 1,221 7,743 3,876 Foreign exchange loss 29 550 611 2,098 Acquisition-related compensation 20,433 2,144 50,491 11,807 Amortization of intangible assets 26,151 13,359 91,812 30,128 Restructuring 606 1,760 803 1,760 Total operating expenses 183,505 87,193 589,515 257,386 Operating loss (113,852) (43,128) (318,342) (129,717) Net interest income (expense) 1,014 147 2,988 (353) Loss before income taxes (112,838) (42,981) (315,354) (130,070) Income tax expense (recovery) Current 282 48 1,103 166 Deferred 1,397 (984) (28,024) (5,958) Total income tax expense (recovery) 1,679 (936) (26,921) (5,792) Net loss (114,517) (42,045) (288,433) (124,278) Net loss per share – basic and diluted (0.77) (0.34) (2.04) (1.18) (16)

The following table outlines share-based compensation and the related payroll taxes associated with these expenses included in the results of operations for the three months and the fiscal years ended March 31, 2022 and 2021:

	Three months ended March 31,		Fiscal year ended March 31,	
(In thousands of US dollars)	**2022**	**2021**	**2022**	**2021**
	$	**$**	**$**	**$**
Direct cost of revenues	2,149	864	6,345	3,231
General and administrative	10,736	3,072	26,377	11,123
Research and development	10,319	1,043	29,705	10,941
Sales and marketing	18,421	6,165	46,639	19,460
Total share-based compensation and related costs	41,625	11,144	109,066	44,755

For the three months and fiscal year ended March 31, 2022, the share-based compensation expense was $41,934 and $108,916, respectively (March 2021 - $11,782 and $33,859), and the related payroll taxes were a recovery of $309 and an expense of $150, respectively (March 2021 - recovery of $638 and expense of $10,896).

The increase in share-based compensation and related payroll taxes in the three months and fiscal year ended March 31, 2022 was primarily driven by the issuance of stock options and awards to new and existing employees, including those from our recent acquisitions, to our Chief Executive Officer ("CEO"), Chief Operating Officer ("COO") and Chief Financial Officer ("CFO") in connection with their promotion to these positions, and to key personnel and executives as retention incentives in a competitive job market. In the three months ended December 31, 2021, we granted equity awards to certain existing employees pursuant to a special one-time retention grant. In the three months ended March 31, 2022, we granted long-term, multi-year performance-based options to Mr. Chauvet in connection with his appointment to CEO, and to Mr. Nussey and Ms. Hotchandani Bakshani in connection with their promotions to COO and CFO, respectively. The share-based compensation and related costs in the sales and marketing expense for the three months and fiscal year ended March 31, 2022 includes PSUs issued to the founders of NuORDER, with each tranche being tied to the continuing employment of the founders and, for applicable tranches, certain performance criteria being achieved. The aforementioned special retention and promotion grants and performance-based stock options were extraordinary grants that we do not expect to reoccur in Fiscal 2023.

Results of Operations for the Three Months and the Fiscal Years Ended March 31, 2022 and 2021

<u>*Revenues*</u>

	Three months ended March 31,				Fiscal year ended March 31,			
(In thousands of US dollars, except percentages)	**2022**	**2021**	**Change**	**Change**	**2022**	**2021**	**Change**	**Change**
	$	**$**	**$**	**%**	**$**	**$**	**$**	**%**
Revenues								
Subscription	70,542	39,747	30,795	77.5	248,430	119,323	129,107	108.2
Transaction-based	66,729	35,521	31,208	87.9	264,044	82,951	181,093	218.3
Hardware and other	9,287	7,127	2,160	30.3	35,898	19,454	16,444	84.5
Total revenues	146,558	82,395	64,163	77.9	548,372	221,728	326,644	147.3
Percentage of total revenues								
Subscription	48.1 %	48.2 %			45.3 %	53.8 %		
Transaction-based	45.5 %	43.1 %			48.2 %	37.4 %		
Hardware and other	6.4 %	8.7 %			6.5 %	8.8 %		
Total	100 %	100 %			100 %	100 %		

(17)

Subscription Revenue Subscription revenue for the three months ended March 31, 2022 increased by $30.8 million or 77% as compared to the three months ended March 31, 2021. The increase was primarily due to growth in our subscription customer base including customers from the acquisitions of Vend, NuORDER and Ecwid. Customers adopting additional modules of our platform also contributed to the increase in subscription revenue in the period. Subscription revenue for Fiscal 2022 increased by $129.1 million or 108% as compared to Fiscal 2021. The increase was primarily due to growth in our subscription customer base including customers from the acquisitions of ShopKeep, Upserve, Vend, NuORDER and Ecwid. Customers adopting additional modules of our platform also contributed to the increase in subscription revenue. Transaction-based Revenue Transaction-based revenue for the three months ended March 31, 2022 increased by $31.2 million or 88% as compared to the three months ended March 31, 2021. The increase was primarily due to continued adoption of our payments solutions, an increase from $1.0 billion for the three months ended March 31, 2021 to $2.2 billion for the three months ended March 31, 2022 in GPV representing 132% growth, as well as additional revenue from the acquisitions of Vend and Ecwid. Our transaction-based revenue also benefited from an amendment to a revenue-sharing contract with one of our payment processing partners during the three months ended December 31, 2021 pursuant to which improved rates were negotiated for future processing volumes. Transaction-based revenue for Fiscal 2022 increased by $181.1 million or 218% as compared to Fiscal 2021. The increase was primarily due to continued adoption of our payments solutions, an increase in GPV of 261% from $2.3 billion to $8.1 billion, as well as additional revenue from the acquisitions of ShopKeep, Upserve, Vend and Ecwid. Our transaction-based revenue also benefited from an amendment to a revenue-sharing contract with one of payment processing partners during Fiscal 2022 pursuant to which improved rates were negotiated for future processing volumes. In addition, the new rates were negotiated to be applicable retroactively to a portion of past volumes as well, leading to approximately $5.5 million of transaction-based revenue being recognized in Fiscal 2022. Hardware & Other Revenue Hardware and other revenue for the three months ended March 31, 2022 increased by $2.2 million or 30% as compared to the three months ended March 31, 2021 due to the increase in sales of our hardware and implementation services as well as to the revenue contributions of NuORDER and Ecwid, offset by additional discounts and incentives provided during the three months ended March 31, 2022 in order to encourage new business given the competitive nature of our industry. Hardware and other revenue for Fiscal 2022 increased by $16.4 million or 85% as compared to Fiscal 2021 due to the increase in sales of our hardware and implementation services as well as to the revenue contributions of ShopKeep, Upserve, NuORDER and Ecwid, offset by additional discounts and incentives provided during Fiscal 2022 in order to encourage new business given the competitive nature of our industry. (18)

Direct Cost of Revenues

(In thousands of US dollars, except percentages)	Three months ended March 31, 2022 $	2021 $	Change $	Change %	Fiscal year ended March 31, 2022 $	2021 $	Change $	Change %
Direct cost of revenues								
Subscription	20,657	11,238	9,419	83.8	72,192	31,756	40,436	127.3
Transaction-based	43,822	18,776	25,046	133.4	159,432	42,626	116,806	274.0
Hardware and other	12,426	8,316	4,110	49.4	45,575	19,677	25,898	131.6
Total costs of revenues	76,905	38,330	38,575	100.6	277,199	94,059	183,140	194.7
Percentage of revenue								
Subscription	29.3 %	28.3 %			29.1 %	26.6 %		
Transaction-based	65.7 %	52.9 %			60.4 %	51.4 %		
Hardware and other	133.8 %	116.7 %			127.0 %	101.1 %		
Total	52.5 %	46.5 %			50.5 %	42.4 %		

Subscription Cost of Revenue

Subscription cost of revenue for the three months ended March 31, 2022 increased by $9.4 million or 84% as compared to the three months ended March 31, 2021. Included in subscription cost of revenue for the three months ended March 31, 2022 was $1.7 million in share-based compensation expense and related payroll taxes, compared to $0.8 million in the three months ended March 31, 2021. Excluding share-based compensation expense and related payroll taxes, the increase of $8.5 million was primarily due to higher employee-related costs of $5.9 million, higher hosting costs of $1.8 million associated with supporting a greater number of Customer Locations utilizing our platform, including from the acquisitions of Vend, NuORDER and Ecwid, a $0.5 million increase in royalties, and a $0.3 million increase in professional fees and other costs.

Subscription cost of revenue for Fiscal 2022 increased by $40.4 million or 127% as compared to Fiscal 2021. Included in subscription cost of revenue for Fiscal 2022 was $5.0 million in share-based compensation, compared to $3.2 million in Fiscal 2021. The remainder of the increase of $38.5 million was primarily due to higher employee-related costs of $24.7 million, higher hosting costs of $8.7 million associated with supporting a greater number of Customer Locations utilizing our platform, including from the acquisitions of ShopKeep, Upserve, Vend, NuORDER and Ecwid, higher royalties of $3.4 million, higher professional fees and other costs of $0.7 million, and $1.0 million received in respect of government-sponsored COVID-19 wage subsidy programs in Fiscal 2021.

Transaction-based Cost of Revenue

Transaction-based cost of revenue for the three months ended March 31, 2022 increased by $25.0 million or 133% as compared to the three months ended March 31, 2021. The increase was due to direct costs related to higher revenue from our payments solutions compared to the three months ended March 31, 2021.

Transaction-based cost of revenue for Fiscal 2022 increased by $116.8 million or 274% as compared to Fiscal 2021. The increase was due to direct costs related to higher revenue from our payments solutions, including higher transaction-based revenue from the acquisitions of ShopKeep and Upserve compared to Fiscal 2021.

Hardware and Other Cost of Revenue

Direct cost of hardware and other revenue for the three months ended March 31, 2022 increased by $4.1 million or 49% as compared to the three months ended March 31, 2021 due to the increase in revenue for the period. The negative margins were due to discounts and incentives provided in order to encourage new business given the competitive nature of our industry.

Direct cost of hardware and other revenue for Fiscal 2022 increased by $25.9 million or 132% as compared to Fiscal 2021 due to the increase in revenue for the period. The negative margins were due to discounts and incentives provided in order to encourage new business given the competitive nature of our industry.

(19)

Gross Profit

(In thousands of US dollars, except percentages)	Three months ended March 31, 2022 $	2021 $	Change $	Change %	Fiscal year ended March 31, 2022 $	2021 $	Change $	Change %
Gross profit	69,653	44,065	25,588	58.1	271,173	127,669	143,504	112.4
Percentage of total revenues	47.5 %	53.5 %			49.5 %	57.6 %		

Gross profit for the three months ended March 31, 2022 increased by $25.6 million or 58% compared to the three months ended March 31, 2021. The increase was primarily due to growth in our subscription and transaction-based revenue as a result of more Customer Locations using our platform, increased GPV, and the impact of our acquisitions of Vend, NuORDER and Ecwid. A higher proportion of transaction-based revenue in the three months ended March 31, 2022 as compared to the three months ended March 31, 2021 reduced gross profit as a percentage of revenue.

Gross profit for Fiscal 2022 increased by $143.5 million or 112% compared to Fiscal 2021. The increase was primarily due to growth in our subscription and transaction-based revenue as a result of more Customer Locations using our platform, increased GPV, and the impact of our acquisitions of ShopKeep, Upserve, Vend, NuORDER and Ecwid. A higher proportion of transaction-based revenue in Fiscal 2022 as compared to Fiscal 2021 reduced gross profit as a percentage of revenue.

Operating Expenses

General and Administrative

(In thousands of US dollars, except percentages)	Three months ended March 31, 2022 $	2021 $	Change $	Change %	Fiscal year ended March 31, 2022 $	2021 $	Change $	Change %
General and administrative	28,240	17,241	10,999	63.8	95,253	53,035	42,218	79.6
Percentage of total revenues	19.3%	20.9%			17.4 %	23.9 %		

General and administrative expenses for the three months ended March 31, 2022 increased by $11.0 million or 64% compared to the three months ended March 31, 2021. Included in general and administrative expenses for the three months ended March 31, 2022 is $10.7 million of share-based compensation expense and related payroll taxes, $0.6 million in transaction-related costs and $0.6 million in respect of provisions and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, compared to $3.1 million, $2.2 million and nil, respectively, in the three months ended March 31, 2021. When excluding share-based compensation and related payroll taxes, transaction-related costs and provisions and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, general and administrative expenses increased by $4.4 million driven by growth in our headcount and higher salary costs of $3.0 million which includes $1.4 million from the acquisitions of Vend, NuORDER and Ecwid, $2.2 million related to an increase in professional fees and other expenses, offset by a $0.2 million decrease in D&O insurance and a $0.6 million decrease in bad debt expense. Our general and administrative expenses as a percentage of revenue decreased from 21% to 19% from the three months ended March 31, 2021 to the three months ended March 31, 2022.

General and administrative expenses for Fiscal 2022 increased by $42.2 million or 80% compared to Fiscal 2021. Included in general and administrative expenses for Fiscal 2022 is $26.4 million of share-based compensation expense and related payroll taxes, $8.4 million in transaction-related costs and $1.7 million in respect of provisions and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, compared to $11.1 million, $10.4 million and nil, respectively, in Fiscal 2021. When excluding share-based compensation and related payroll taxes, transaction-related costs and provisions and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, general and administrative expenses increased by $27.3 million driven by growth in our headcount and higher salary costs of $15.7 million which includes $6.9 million from the acquisitions of ShopKeep, Upserve, Vend, NuORDER, and Ecwid, $8.0 million related to an increase in professional fees and other expenses, a $3.8 million increase in D&O insurance as a result of going public in the U.S. in September 2020, and $1.5 million received in respect of government-

(20)

sponsored COVID-19 wage subsidy programs in Fiscal 2021, offset by $1.7 million from lower bad debt expense. Our general and administrative expenses as a percentage of revenue decreased from 24% to 17% from Fiscal 2021 to Fiscal 2022.

Research and Development

(In thousands of US dollars, except percentages)	Three months ended March 31, 2022 $	Three months ended March 31, 2021 $	Change $	Change %	Fiscal year ended March 31, 2022 $	Fiscal year ended March 31, 2021 $	Change $	Change %
Research and development	36,837	17,041	19,796	116.2	121,150	55,303	65,847	119.1
Percentage of total revenues	25.1%	20.7%			22.1 %	24.9 %		

Research and development expenses for the three months ended March 31, 2022 increased by $19.8 million or 116% compared to the three months ended March 31, 2021. Included in research and development expenses for the three months ended March 31, 2022 is $10.3 million of share-based compensation expense and related payroll taxes compared to $1.0 million in the three months ended March 31, 2021. When excluding share-based compensation and related payroll taxes, research and development expenses increased by $10.5 million driven by growth in our headcount and higher salary costs of $8.9 million which includes $5.0 million from the acquisitions of Vend, NuORDER and Ecwid, $0.7 million related to an increase in hosting costs and $0.9 million related to an increase in professional fees and other expenses. As we continue to make meaningful investments in getting our solutions such as our flagship retail and hospitality platforms and Lightspeed Supplier Network rolled out to the market, our research and development costs as a percentage of revenue increased from 21% to 25% from the three months ended March 31, 2021 to the three months ended March 31, 2022. As our transaction-based revenues continue to represent an increasing proportion of our overall revenue mix, seasonality impacted this increase in percentage given that the three months ended March 31, 2022 is generally a seasonally slow period for our customers' GTV.

Research and development expenses for Fiscal 2022 increased by $65.8 million or 119% compared to Fiscal 2021. Included in research and development expenses for Fiscal 2022 is $29.7 million of share-based compensation expense and related payroll taxes compared to $10.9 million in Fiscal 2021. When excluding share-based compensation and related payroll taxes, research and development expenses increased by $47.1 million driven by growth in our headcount and higher salary costs of $39.5 million which includes $27.4 million from the acquisitions of ShopKeep, Upserve, Vend, NuORDER and Ecwid, $1.7 million related to an increase in hosting costs, $3.3 million related to an increase in professional fees and other expenses, and $2.6 million received in respect of government-sponsored COVID-19 wage subsidy programs in Fiscal 2021. Our research and development costs as a percentage of revenue decreased from 25% to 22% from Fiscal 2021 to Fiscal 2022.

Sales and Marketing

(In thousands of US dollars, except percentages)	Three months ended March 31, 2022 $	Three months ended March 31, 2021 $	Change $	Change %	Fiscal year ended March 31, 2022 $	Fiscal year ended March 31, 2021 $	Change $	Change %
Sales and marketing	67,388	33,007	34,381	104.2	216,659	96,900	119,759	123.6
Percentage of total revenues	46.0%	40.1%			39.5 %	43.7 %		

Sales and marketing expenses for the three months ended March 31, 2022 increased by $34.4 million or 104% as compared to the three months ended March 31, 2021. Included in sales and marketing expenses for the three months ended March 31, 2022 is $18.4 million of share-based compensation expense and related payroll taxes and $0.3 million in transaction-related costs compared to $6.2 million and $0.3 million, respectively, in the three months ended March 31, 2021. When excluding share-based compensation and related payroll taxes and transaction-related costs, sales and marketing expenses increased by $22.1 million driven by growth in our headcount and higher salary costs of $11.5 million which includes $3.2 million from the acquisitions of Vend, NuORDER and Ecwid, $10.3 million incurred for other growth-focused investments in sales and marketing and $0.3 million related to an increase in professional fees and other expenses. Our sales and marketing costs as a percentage of revenue increased from 40% to 46% from the three months ended March 31, 2021 to the three months ended March 31, 2022. As our transaction-based revenues continue to represent an increasing proportion of our overall revenue mix, seasonality impacted this

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increase in percentage of revenue given that the three months ended March 31, 2022 is generally a seasonally slow period for our customers' GTV.

Sales and marketing expenses for Fiscal 2022 increased by $119.8 million or 124% as compared to Fiscal 2021. Included in sales and marketing expenses for Fiscal 2022 is $46.6 million of share-based compensation expense and related payroll taxes and $1.2 million in transaction-related costs compared to $19.5 million and $1.2 million, respectively, in Fiscal 2021. When excluding share-based compensation and related payroll taxes and transaction-related costs, sales and marketing expenses increased by $92.5 million driven by growth in our headcount and higher salary costs of $51.6 million which includes $22.3 million from the acquisitions of ShopKeep, Upserve, Vend, NuORDER and Ecwid, $37.1 million incurred for other growth-focused investments in sales and marketing, $0.8 million related to an increase in professional fees and other expenses, and $3.0 million received in respect of government-sponsored COVID-19 wage subsidy programs in Fiscal 2021. Our sales and marketing costs as a percentage of revenue decreased from 44% to 40% from Fiscal 2021 to Fiscal 2022.

Depreciation

(In thousands of US dollars, except percentages)	Three months ended March 31, 2022 $	Three months ended March 31, 2021 $	Change $	Change %	Fiscal year ended March 31, 2022 $	Fiscal year ended March 31, 2021 $	Change $	Change %
Depreciation of property and equipment	1,789	870	919	105.6	4,993	2,479	2,514	101.4
Depreciation of right-of-use assets	2,032	1,221	811	66.4	7,743	3,876	3,867	99.8
	3,821	2,091	1,730	82.7	12,736	6,355	6,381	100.4
Percentage of total revenues	2.6%	2.5%			2.3 %	2.9 %		

Depreciation of property and equipment expenses for the three months ended March 31, 2022 increased by $0.9 million or 106% as compared to the three months ended March 31, 2021. The increase in the depreciation expense results from additions to property and equipment made throughout the last 12 months and the property and equipment obtained through our recent acquisitions. The increase in the depreciation of right-of-use assets of $0.8 million or 66% is mainly the result of leases obtained through our acquisitions of Vend and NuORDER.

Depreciation of property and equipment expenses for Fiscal 2022 increased by $2.5 million or 101% as compared to Fiscal 2021. The increase in the depreciation expense results from additions to property and equipment made throughout the last 12 months and the property and equipment obtained through our recent acquisitions. The increase in the depreciation of right-of-use assets of $3.9 million or 100% is mainly the result of leases obtained through our acquisitions of ShopKeep, Upserve, Vend and NuORDER.

Foreign Exchange Loss (Gain)

(In thousands of US dollars, except percentages)	Three months ended March 31, 2022 $	Three months ended March 31, 2021 $	Change $	Change %	Fiscal year ended March 31, 2022 $	Fiscal year ended March 31, 2021 $	Change $	Change %
Foreign exchange loss	29	550	(521)	(94.7)	611	2,098	(1,487)	(70.9)
Percentage of total revenues	0.0 %	0.7 %			0.1 %	0.9 %		

Foreign exchange loss for the three months and fiscal year ended March 31, 2022 decreased as compared to the three months and fiscal year ended March 31, 2021. Foreign exchange loss arises as we have financial assets and liabilities outstanding in currencies other than the U.S. dollar, our functional currency. Items included in our results are measured in U.S. dollars and foreign currency transactions are translated into U.S. dollars using the exchange rates prevailing at the date of the transactions or when items are re-measured with resulting gains and losses subsequently recognized.

(22)

Acquisition-related Compensation

(In thousands of US dollars, except percentages)	Three months ended March 31, 2022 $	2021 $	Change $	Change %	Fiscal year ended March 31, 2022 $	2021 $	Change $	Change %
Acquisition-related compensation	20,433	2,144	18,289	853.0	50,491	11,807	38,684	327.6
Percentage of total revenues	13.9 %	2.6 %			9.2 %	5.3 %		

Acquisition-related compensation expense for the three months ended March 31, 2022 increased by $18.3 million or 853% compared to the three months ended March 31, 2021. The increase is due to the addition of deferred compensation from the acquisitions of NuORDER and Ecwid offset by a decrease in deferred compensation from our acquisitions of iKentoo in July 2019, Kounta in November 2019 and Gastrofix in January 2020, all of which have been fully settled. The majority of this contingent consideration is tied to ongoing employment obligations in connection with certain of our acquisitions. This contingent consideration was not included in the total purchase consideration, but rather was treated as an acquisition-related compensation expense for post-combination services.

Acquisition-related compensation expense for Fiscal 2022 increased by $38.7 million or 328% compared to Fiscal 2021. The increase is due to the addition of deferred compensation from the acquisitions of NuORDER and Ecwid offset by a decrease in deferred compensation from our acquisitions of iKentoo in July 2019, Kounta in November 2019 and Gastrofix in January 2020, all of which have been fully settled. The majority of this contingent consideration is tied to ongoing employment obligations in connection with certain of our acquisitions. This contingent consideration was not included in the total purchase consideration, but rather was treated as an acquisition-related compensation expense for post-combination services.

Amortization of Intangible Assets

(In thousands of US dollars, except percentages)	Three months ended March 31, 2022 $	2021 $	Change $	Change %	Fiscal year ended March 31, 2022 $	2021 $	Change $	Change %
Amortization of intangible assets	26,151	13,359	12,792	95.8	91,812	30,128	61,684	204.7
Percentage of total revenues	17.8%	16.2%			16.7 %	13.6 %		

Amortization of intangible assets for the three months ended March 31, 2022 increased by $12.8 million or 96% as compared to the three months ended March 31, 2021. The increase in amortization relates to intangibles acquired through the Vend, NuORDER and Ecwid acquisitions.

Amortization of intangible assets for Fiscal 2022 increased by $61.7 million or 205% as compared to Fiscal 2021. The increase in amortization relates to intangibles acquired through the ShopKeep, Upserve, Vend, NuORDER and Ecwid acquisitions.

Restructuring

(In thousands of US dollars, except percentages)	Three months ended March 31, 2022 $	2021 $	Change $	Change %	Fiscal year ended March 31, 2022 $	2021 $	Change $	Change %
Restructuring	606	1,760	(1,154)	(65.6)	803	1,760	(957)	(54.4)
Percentage of total revenues	0.4%	2.1%			0.1 %	0.8 %		

During the fiscal year ended March 31, 2022, certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. The expenses associated with this plan were recorded as a restructuring charge. The restructuring expense consists entirely of severance costs. We expect additional restructuring charges throughout Fiscal 2023 as we continue to integrate and realize synergies from our recent acquisitions.

(23)

Other

Other Income (Expenses)

(In thousands of US dollars, except percentages)	Three months ended March 31, 2022 $	2021 $	Change $	Change %	Fiscal year ended March 31, 2022 $	2021 $	Change $	Change %
Net interest income (expense)	1,014	147	867	589.8	2,988	(353)	3,341	(946.5)
Percentage of total revenues	0.7 %	0.2 %			0.5 %	(0.2)%		

Net interest income (expense) relates to interest income earned in the period on cash and cash equivalents of $5.9 million during Fiscal 2022 offset by the interest arising from the loan drawdown made in connection with the acquisition of Gastrofix in January 2020, as well as interest expense on both the lease liabilities and acquisition-related compensation which expenses combined totaled $2.9 million of interest expense for Fiscal 2022.

Income Taxes

(In thousands of US dollars, except percentages)	Three months ended March 31, 2022 $	2021 $	Change $	Change %	Fiscal year ended March 31, 2022 $	2021 $	Change $	Change %
Income tax expense (recovery)								
Current	282	48	234	487.5	1,103	166	937	564.5
Deferred	1,397	(984)	2,381	(242.0)	(28,024)	(5,958)	(22,066)	370.4
Total income tax expense (recovery)	1,679	(936)	2,615	(279.4)	(26,921)	(5,792)	(21,129)	364.8
Percentage of total revenues								
Current	0.2 %	0.1 %			0.2 %	0.1 %		
Deferred	1.0 %	(1.2)%			(5.1)%	(2.7)%		
Total	1.2 %	(1.1)%			(4.9)%	(2.6)%		

Deferred income tax went from a recovery of $1.0 million for the three months ended March 31, 2021 to an expense of $1.4 million for the three months ended March 31, 2022. The deferred income tax expense relates mainly to the impact of the recognition of a deferred tax liability related to acquired intangibles.

Deferred income tax recovery for Fiscal 2022 increased by $22.1 million or 370% as compared to Fiscal 2021. The increase in the recovery was primarily due to the recognition of a deferred tax asset on loss carry-forwards. The recognition occurred to offset the net deferred tax liability of both NuORDER and Ecwid as they joined the consolidated tax group.

Selected Annual Information

(In thousands of US dollars, except per share data)	Fiscal year ended March 31, 2022 $	2021 $	2020 $
Total revenues	548,372	221,728	120,637
Net loss	(288,433)	(124,278)	(53,531)
Loss per share – basic and diluted	(2.04)	(1.18)	(0.62)
Total assets	3,619,980	2,105,319	478,428
Total long-term liabilities	62,839	57,634	63,481

(24)

See “Results of Operations” in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net loss. Total Assets Fiscal 2022 Compared to Fiscal 2021 Total assets increased by $1,514.7 million or 72% from Fiscal 2021 to Fiscal 2022 with cash accounting for $146.5 million of the increase primarily due to our August 2021 public offering, offset by cash spent in the Vend, NuORDER and Ecwid acquisitions. Goodwill increased by $1,132.4 million and intangibles by $175.1 million, net of amortization and exchange differences, related primarily to the acquisitions of Vend, NuORDER and Ecwid. Trade and other receivables accounted for $21.0 million of the increase which is primarily due to receivables assumed in our recent acquisitions, an increase in acquisition-related receivables from the sellers of our recent acquisitions which includes indemnification assets and working capital adjustments, and growing trade receivables and merchant cash advances given the growth of our business. The lease right-of-use assets accounted for $4.3 million of the increase mainly due to the leases assumed through our recent acquisitions and other new leases entered into in the period, property and equipment accounted for $8.1 million of the increase mainly due to an increase in leasehold improvements, other long term assets accounted for $9.9 million of the increase, and inventory accounted for $6.0 million of the increase. In addition, other current assets accounted for $11.4 million of the increase due to a D&O insurance prepayment, other assets obtained through our recent acquisitions as well as a deposit made in connection with our merchant cash advance business. Fiscal 2021 Compared to Fiscal 2020 Total assets increased by $1,626.9 million or 340% from Fiscal 2020 to Fiscal 2021 with cash accounting for $596.2 million of the increase due to public offerings offset by cash spent for our recent acquisitions, goodwill of $825.3 million and intangibles of $171.7 million net of amortization and exchange differences from the acquisitions of ShopKeep and Upserve accounting for $997.0 million of the increase, trade and other receivables accounting for $13.9 million of the increase, inventory and other current assets accounting for $14.4 million of the increase, lease right-of-use assets accounting for $5.2 million of the increase, property and equipment accounting for $0.4 million of the increase, offset by restricted cash and other long term assets in the amount of $0.2 million. Total Liabilities Fiscal 2022 Compared to Fiscal 2021 Total current liabilities increased by $44.5 million from Fiscal 2021 to Fiscal 2022. The main drivers of this amount were an increase in the deferred revenue of $22.1 million, an increase in accounts payable and accrued liabilities of $13.3 million, an increase in lease liabilities of $2.5 million and an increase in income taxes payable of $6.6 million. The variance in the current liabilities was partially due to the recent acquisitions of Vend, NuORDER and Ecwid as well as the growth of the Company. Total long-term liabilities increased by $5.2 million from Fiscal 2021 to Fiscal 2022. The main drivers of this amount were an increase of $5.5 million in deferred tax liabilities and an increase in lease liabilities of $2.5 million, offset by a decrease in deferred revenue of $0.7 million and a decrease in accrued payroll taxes on share-based compensation of $2.1 million. Fiscal 2021 Compared to Fiscal 2020 Total current liabilities increased by $42.6 million from Fiscal 2020 to Fiscal 2021. The main drivers of this amount were an increase in the deferred revenue of $6.5 million, an increase in accounts payable and accrued liabilities of $34.2 million and an increase in lease liabilities of $1.8 million. Total long-term liabilities decreased by $5.8 million from Fiscal 2020 to Fiscal 2021. The main drivers of this amount were a decrease of $2.7 million in deferred revenue due to shorter contract durations, a decrease of $5.2 million in deferred tax liabilities primarily due to the amortization of acquired intangible assets during the period and a decrease in other long-term liabilities of $5.0 million primarily due to a decrease in long-term acquisition related payables, offset by an increase in lease liabilities of $7.0 million primarily due to the leases obtained during our acquisitions. (25)

Quarterly Results of Operations

The following table sets forth selected unaudited quarterly statements of operations data for each of the eight quarters ended March 31, 2022 in accordance with IFRS. This data should be read in conjunction with our audited annual consolidated financial statements and the notes related thereto. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

(In thousands of US dollars, except per share data)	Three months ended							
	Jun. 30, 2020	Sept. 30, 2020	Dec. 31, 2020	Mar. 31, 2021	Jun. 30, 2021	Sept. 30, 2021	Dec. 31, 2021	Mar. 31, 2022
	$	$	$	$	$	$	$	$
Revenues	36,229	45,493	57,611	82,395	115,920	133,218	152,676	146,558
Direct cost of revenues	13,515	17,907	24,307	38,330	58,347	68,272	73,675	76,905
Gross profit	22,714	27,586	33,304	44,065	57,573	64,946	79,001	69,653
Operating expenses								
General and administrative	6,799	8,230	20,765	17,241	22,277	23,081	21,655	28,240
Research and development	9,739	12,141	16,382	17,041	22,216	30,092	32,005	36,837
Sales and marketing	16,257	19,580	28,056	33,007	42,270	51,693	55,308	67,388
Depreciation of property and equipment	412	439	758	870	869	1,020	1,315	1,789
Depreciation of right-of-use assets	827	872	956	1,221	1,625	2,008	2,078	2,032
Foreign exchange loss	480	290	778	550	249	6	327	29
Acquisition-related compensation	5,129	2,276	2,258	2,144	2,014	9,032	19,012	20,433
Amortization of intangible assets	4,405	4,404	7,960	13,359	17,013	22,797	25,851	26,151
Restructuring	—	—	—	1,760	197	—	—	606
Total operating expenses	44,048	48,232	77,913	87,193	108,730	139,729	157,551	183,505
Operating loss	(21,334)	(20,646)	(44,609)	(43,128)	(51,157)	(74,783)	(78,550)	(113,852)
Net interest income (expense)	(301)	(132)	(67)	147	226	719	1,029	1,014
Loss before income taxes	(21,635)	(20,778)	(44,676)	(42,981)	(50,931)	(74,064)	(77,521)	(112,838)
Income tax expense (recovery)								
Current	55	43	20	48	630	95	96	282
Deferred	(1,574)	(1,355)	(2,045)	(984)	(2,224)	(15,072)	(12,125)	1,397
Total income tax expense (recovery)	(1,519)	(1,312)	(2,025)	(936)	(1,594)	(14,977)	(12,029)	1,679
Net loss	(20,116)	(19,466)	(42,651)	(42,045)	(49,337)	(59,087)	(65,492)	(114,517)
Net loss per share – basic and diluted	(0.22)	(0.20)	(0.39)	(0.34)	(0.38)	(0.43)	(0.44)	(0.77)

Revenues

Our overall revenues continue to grow as we grow our global customer base and increase solution adoption amongst existing customers. Our revenues declined in the three months ended March 31, 2022 as compared to the three months ended December 31, 2021. Given the increase in the adoption of our payments solutions globally, transaction-based revenues are now approximately 46% of our total revenues for the three months ended March 31, 2022 and as a result, our overall revenues are significantly impacted by seasonality. The three months ended December 31 is our seasonally strongest quarter due to the holidays, while the three months ended March 31 is our slowest GTV quarter which causes a sequential decline in our revenues for the three months ended March 31, 2022 compared to the three months ended December 31, 2021.

Direct Cost of Revenues

Our total direct cost of revenues increased successively for all periods presented. The aggregate increase was primarily due to increased costs associated with supporting a greater number of Customer Locations utilizing our platform, as well as an increase in the number of customers on our payments solutions given the higher direct costs associated with transaction-based revenues, as well as the corresponding increase resulting from the acquisitions of Vend, NuORDER and Ecwid. There is an increase in direct cost of revenues for the three months ended March 31, 2022 despite a decrease in revenues in the same period given that we benefited from an amendment to a revenue-sharing contract with one of our payment processing partners during the three months

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ended December 31, 2021, which led to approximately $5.5 million of transaction-based revenue being recognized during that period with no corresponding direct costs of revenues. Gross Profit Our total quarterly gross profit increased successively for all periods presented except for the three month period ended March 31, 2022 due to the decrease in transaction-based revenue and the increase in the cost of revenue discussed above. Our gross profit has declined as a percentage of revenue due to the success of our payments solutions as customers using these solutions carry higher direct costs compared to our subscription business. Operating Expenses Total operating expenses increased successively for all periods presented primarily due to higher sales and marketing and other costs to support a larger customer base. The increase in the three months ended March 31, 2022 was primarily due to higher sales and marketing and other costs to support a larger customer base and $10.8 million in share-based compensation and related costs included in the sales and marketing expense for PSUs issued to the founders of NuORDER. See “Results of Operations” in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net loss. Liquidity and Capital Resources Overview The general objectives of our capital management strategy reside in the preservation of our capacity to continue operating, in providing benefits to our stakeholders and in providing an adequate return on investment to our shareholders by selling our services at a price commensurate with the level of operating risk assumed by us. We thus determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements. Credit Facility We have credit facilities with the Canadian Imperial Bank of Commerce, which include a $25 million demand revolving operating credit facility (the “Revolver”) and a $50 million stand-by acquisition term loan, $20 million of which is uncommitted (the “Acquisition Facility”, and together with the Revolver, the “Credit Facilities”). The Revolver is available for draw at any time during the term of the Credit Facilities. The Acquisition Facility was drawn for $30 million in January 2020 for the acquisition of Gastrofix. The Credit Facilities are secured by all material assets of the Company. We are in compliance with covenants as at March 31, 2022. Financial regulatory authorities have announced a transition away from IBORs towards alternative risk-free rates. Since the Acquisition Facility is based on LIBOR + 3% and the IBOR transition will result in the end of the oversight of this benchmark interest rate, the contractual terms of the Acquisition Facility are expected to be amended with an alternative benchmark. While no replacement rate has been agreed to as of yet, the Company is currently exploring its options regarding alternative benchmarks. The LIBOR benchmark used for the Acquisition Facility is expected to come to an end as of June 30, 2023. Working Capital Our primary source of cash flow has been from raising capital totaling $2,193 million since the fiscal year ended March 31, 2016. Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they become due. We do so by monitoring cash flow and performing budget-to-actual analysis on a regular basis. In addition to the cash balances, we have a $25 million Revolver available to be drawn to meet ongoing working capital requirements and $20 million (uncommitted) remaining on the Acquisition Facility for acquisitions. Our principal cash requirements are for working capital and acquisitions we may execute. Working capital surplus as at March 31, 2022 was $884.6 million. Given our existing cash and credit facilities, along with proceeds obtained from our August 2021 public offering, we believe there is sufficient liquidity to meet our current and short-term growth requirements in addition to our long-term strategic objectives. (27)

Base Shelf Prospectus

In May 2021, due to the depleted amount available under our prior short form base shelf prospectus, we filed a new short form base shelf prospectus (the "Base Prospectus") with the securities commissions in each of the provinces and territories of Canada and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission (the "Registration Statement"). The Base Prospectus and the Registration Statement allows Lightspeed and certain of its security holders to offer up to C$4 billion of Subordinate Voting Shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, during the 25-month period that the Base Prospectus is effective.

New Issue Offering

On August 11, 2021, we completed a public offering of Subordinate Voting Shares in the United States and Canada through the issuance of new shares. The public offering consisted of an aggregate of 8,855,000 Subordinate Voting Shares, including the exercise in full by the underwriters of their over-allotment option on August 13, 2021, to purchase 1,155,000 additional Subordinate Voting Shares. The Subordinate Voting Shares were issued from treasury for gross proceeds of $823.5 million, with share issuance costs (including the underwriters' fee and other expenses related to the offering) amounting to approximately $33.0 million.

Cash Flows

The following table presents cash and cash equivalents as at March 31, 2022 and 2021, and cash flows from or used in operating, investing, and financing activities for three months and the fiscal years ended March 31, 2022 and 2021:

	Three months ended March 31,		**Fiscal year ended March 31,**	
(In thousands of US dollars)	**2022**	**2021**	**2022**	**2021**
	$	**$**	**$**	**$**
Cash and cash equivalents	953,654	807,150	953,654	807,150
Net cash provided by (used in)				
Operating activities	(11,342)	(24,131)	(87,218)	(93,064)
Investing activities	(199)	(910)	(563,931)	(235,048)
Financing activities	(1,715)	599,541	798,057	922,315
Effect of foreign exchange on cash and cash equivalents	251	4	(404)	1,978
Net increase (decrease) in cash and cash equivalents	(13,005)	574,504	146,504	596,181

Cash Flows used in Operating Activities

Cash flows used in operating activities for the three months ended March 31, 2022 were $11.3 million compared to $24.1 million for the three months ended March 31, 2021. For the three months ended March 31, 2022, Adjusted Cash Flows Used in Operating Activities[4] were $9.9 million when excluding transaction related costs of $0.4 million, acquisition-related compensation paid in the period of $0.7 million, $0.5 million for restructuring costs and payroll taxes related to share-based compensation of $0.2 million, partially offset by insurance proceeds received, net of cash outflows, in respect of certain litigation matters of $0.4 million. When adjusting cash flows used in operating activities on a similar basis for the three months ended March 31, 2021, Adjusted Cash Flows Used in Operating Activities[4] were $14.7 million. This $4.8 million decrease in Adjusted Cash Flows Used in Operating Activities[4] was primarily due to working capital movements.

Cash flows used in operating activities for Fiscal 2022 were $87.2 million compared to $93.1 million for Fiscal 2021. For Fiscal 2022, Adjusted Cash Flows Used in Operating Activities[4] were $61.3 million when excluding transaction related costs of $11.7 million, $0.5 million for the payment of transaction-related liabilities that were assumed through our recent acquisitions, acquisition-related compensation paid in the period of $7.8 million, restructuring costs of $1.6 million and payroll taxes related to share-based compensation of $5.0 million, partially offset by insurance proceeds received, net of cash outflows, in respect of certain litigation matters of $0.7 million, compared to Adjusted Cash Flows Used in Operating Activities[4] of $41.4 million for Fiscal 2021. This $19.9 million increase is primarily due to cash received in respect of government-sponsored COVID-19 wage subsidy programs of $8.1 million and the cost containment measures undertaken by the Company in response to the onset of the COVID-19 Pandemic during Fiscal 2021, as well as working capital movements which include an outflow of $5.0 million for a

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[4] Refer to the section entitled "Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios".

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deposit paid in connection with our merchant capital advance business and an increase of $5.7 million in inventory given the recent increase in lead times for securing hardware.

Cash Flows used in Investing Activities

Cash flows used in investing activities for the three months ended March 31, 2022 were $0.2 million compared to $0.9 million for the three months ended March 31, 2021. The decrease in cash used in investing activities was primarily due to an increase in interest income received and the receipt of amounts relating post-close working capital adjustments during the three months ended March 31, 2022 compared to the payment of amounts for post-close working capital adjustments during the three months ended March 31, 2021, partially offset by an increase in purchases of property and equipment.

Cash flows used in investing activities for Fiscal 2022 were $563.9 million compared to $235.0 million for Fiscal 2021. The increase in cash used in investing activities was primarily due to the difference in cash paid for the acquisitions of Vend in April 2021, NuORDER in July 2021 and Ecwid in October 2021 compared to cash paid for the acquisitions of ShopKeep in November 2020 and Upserve in December 2020.

Cash Flows from (used in) Financing Activities

Cash flows used in financing activities for the three months ended March 31, 2022 were $1.7 million compared to cash flows from financing activities of $599.5 million in the three months ended March 31, 2021. The movement in cash flows relating to financing activities was mainly due to having raised $593.8 million as part of our February 2021 public offering, net of share issuance costs, a decrease of $7.1 million in proceeds from the exercise of stock options under our equity incentive plans, an increase in financing costs of $0.1 million and a combined increase in the payment of lease liabilities and movement in restricted lease deposits of $0.3 million.

Cash flows from financing activities for Fiscal 2022 decreased by $124.3 million compared to Fiscal 2021. The decrease in cash flows from financing activities was mainly due to having raised $789.3 million in funds in our August 2021 public offering, net of share issuance costs during the period compared to the $907.2 million raised as part of our initial public offering on the New York Stock Exchange in September 2020 and our February 2021 public offering, net of share issuance costs. In addition, there was a decrease of $3.5 million in proceeds from the exercise of stock options under our equity incentive plans, an increase in financing costs of $0.3 million and a combined increase in the payment of lease liabilities and movement in restricted lease deposits of $2.6 million.

We believe that our current cash balance, available financing, cash flows from operations and credit available under the credit facility are adequate for the Company's future operating cash needs.

Contractual Obligations

We have contractual obligations with a variety of expiration dates. The table below outlines our contractual obligations as at March 31, 2022:

	Payments due by period				
(In thousands of US dollars)	**< 1 Year**	**1 to 3 Years**	**4 to 5 Years**	**>5 Years**	**Total**
Accounts payable and accrued liabilities	78,307	—	—	—	78,307
Accrued payroll taxes on share-based compensation	—	1,007	—	—	1,007
Long-term debt	—	30,000	—	—	30,000
Lease obligations[(1)]	9,787	14,407	8,614	8,143	40,951
Purchase obligations[(2)]	35,366	56,162	1,781	—	93,309
Total contractual obligations	123,460	101,576	10,395	8,143	243,574

(1) Included in the lease obligations are short term leases and variable lease payments for our share of tenant operating expenses and taxes. Lease obligations relate primarily to our office space. The lease terms are between one and eight years. See note 14 to the audited annual consolidated financial statements for further details regarding leases.

(2) We are subject to non-cancelable service agreements with service providers and payment processors subject to minimum spend commitments.

(29)

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements, other than low value and short-term leases, and other purchase obligations as disclosed under "Contractual Obligations". From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations.

Related Party Transactions

We have no material related party transactions, other than those noted in our audited annual consolidated financial statements.

The executive compensation expense for the top five key management personnel is as follows for Fiscal 2022 and Fiscal 2021:

	Fiscal year ended March 31,	
(In thousands of US dollars)	**2022**	**2021**
	$	**$**
Short-term employee benefits	2,914	1,732
Share-based payments	21,251	4,200
Total compensation paid to key management personnel	24,165	5,932

Included in the $21.3 million of share based payments above is a $7.7 million expense in connection with the assumption of the ShopKeep Inc. Amended and Restated 2011 Stock Option and Grant Plan as part of the acquisition of ShopKeep in November 2020.

Financial Instruments and Other Instruments

Credit and Concentration Risk

Generally, the carrying amount of our financial assets in our consolidated balance sheet exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.

Our credit risk is primarily attributable to our cash and cash equivalents and trade receivables. We do not require guarantees from our customers. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions. We do not hold any collateral as security.

Due to our diverse customer base, there is no particular concentration of credit risk related to our trade receivables. Moreover, balances for trade receivables are managed and analyzed on an ongoing basis to ensure our loss allowance is established and maintained at an appropriate amount.

We maintain a loss allowance for a portion of trade receivables when collection becomes doubtful on the basis described in note 3 of our audited annual consolidated financial statements. Our allowance for expected credit losses ("ECL") includes forward-looking factors specific to the debtors and the economic environment.

In Fiscal 2022, potential effects from the COVID-19 pandemic and spread or resurgences of variants of the COVID-19 virus on our credit risk have been considered and have resulted in an increase to our allowance for ECLs from what the allowance would have been without factoring in the effects of the COVID-19 pandemic. We continue our assessment given the uncertainty of COVID-19's global impact.

Liquidity Risk

We are exposed to the risk of being unable to honor our financial commitments by the deadlines set, under the terms of such commitments and at a reasonable price. We manage our liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.

We have $953.7 million of cash and cash equivalents as well as $25.0 million available under the Revolver as at March 31, 2022, demonstrating our liquidity and our ability to cover upcoming financial liabilities.

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Foreign Exchange Risk

We are exposed to foreign exchange risk due to financial instruments denominated in foreign currencies. We have a policy to mitigate our exposure to foreign currency exchange risk by entering into derivative instruments. We have entered into multiple foreign exchange forward contracts, none of which are for greater than a one-year term. Our currency pair used for cash flow hedges is U.S. dollar / Canadian dollar. We do not use derivative instruments for speculative purposes.

The notional principal of our foreign exchange contracts was approximately $26.0 million Canadian dollars as at March 31, 2022 (March 31, 2021 - nil). We designate certain foreign exchange forward contracts as cash flow hedges when all the requirements in IFRS 9 Financial Instruments are met. We recognize these foreign exchange forward contracts as either assets or liabilities on the audited annual consolidated balance sheets and these contracts are measured at fair value at each reporting period. The asset and liability positions of the foreign exchange forward contracts are included in other current assets and accounts payable and accrued liabilities on the audited annual consolidated balance sheets, respectively. We reflect the gain or loss on the effective portion of a cash flow hedge in other comprehensive income (loss) and subsequently reclassify cumulative gains and losses to direct cost of revenues, general and administrative, research and development, or sales and marketing expenses, depending on the risk hedged, when the hedged transactions impact our audited annual consolidated statements of loss and comprehensive loss. If the hedged transactions become probable of not occurring, the corresponding amounts in accumulated other comprehensive income (loss) are immediately reclassified to finance income or costs.

The main currencies which expose us to foreign exchange risk due to financial instruments denominated in foreign currencies are the Canadian dollar, the Euro, the British pound sterling, the Australian dollar and the New Zealand dollar. The following table provides a summary of our foreign exchange exposures, after taking into account relevant foreign exchange forward contracts, expressed in thousands of U.S. dollars:

2022	**CAD**	**EUR**	**GBP**	**AUD**	**NZD**	**Other**	**Total**
	$	**$**	**$**	**$**	**$**	**$**	**$**
Cash and cash equivalents and restricted cash	13,885	6,270	1,338	2,522	2,651	3,785	30,451
Trade and other receivables	3,454	4,086	1,472	2,675	49	1,062	12,798
Accounts payable and accrued liabilities	(18,508)	(5,755)	(1,466)	(2,834)	(2,407)	(2,131)	(33,101)
Accrued payroll taxes on share-based compensation	(287)	(270)	(142)	(53)	—	(37)	(789)
Lease liabilities	(13,400)	(4,447)	(4,315)	(477)	(548)	(259)	(23,446)
Net financial position exposure	(14,856)	(116)	(3,113)	1,833	(255)	2,420	(14,087)

Interest Rate Risk

Interest rate risk is the risk that changes in interest rates will negatively impact earnings and cash flows. Certain of our cash earns interest. Our trade and other receivables, accounts payable and accrued liabilities, and lease liabilities do not bear interest. Our exposure to interest rate risk is related to our acquisition facility. We are not exposed to material interest rate risk.

Share Price Risk

Accrued payroll taxes on share-based compensation (social costs) are payroll taxes associated with share-based compensation that we are subject to in various countries in which we operate. Social costs are accrued at each reporting period based on inputs including, but not limited to, the number of stock options and share awards outstanding, the vesting of the stock options and share awards, the exercise price, and our share price. Changes in the accrual are recognized in direct cost of revenues and operating expenses. An increase in share price will increase the accrual for social costs, and a decrease in share price will result in a decrease in the accrual for social costs, all other things being equal, including the number of vested stock options and exercise price remaining constant.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

(31)

Critical Accounting Policies and Estimates The preparation of our audited annual consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the amounts reported in the audited annual consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management’s best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Key estimates and assumptions are outlined below. Management has determined that we operate in a single operating and reportable segment. COVID-19 Pandemic Concerns related to the spread of COVID-19 and variants of the COVID-19 virus and the related containment measures intended to mitigate its impact have created substantial disruption in the global economy. The uncertainties around the COVID-19 pandemic, continuing resurgences of COVID-19 and variants of the COVID-19 virus, and related restrictions to contain its spread required the use of judgments and estimates which resulted in no material accounting impacts for Fiscal 2022, other than the impact on ECLs driven by the changes in the macro-economic environment due to COVID-19. Revenue Recognition The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. We follow the guidance provided in IFRS 15 – Appendix B, Principal versus Agent Considerations for determining whether revenue should be recognized based on the gross amount of consideration paid by the customer or the net amount of consideration retained by us. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement. Impairment of Non-financial Assets Our impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flow model. Key assumptions on which management has based its determination of fair value less costs of disposal include an estimated discount rate, terminal value multiple, and estimated revenue growth rates. These estimates, including the methodology used, the assessment of cash-generating units and how goodwill is allocated, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Whenever property and equipment, lease right-of-use assets, and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment. Business Combinations We follow the acquisition method to account for business combinations. The acquisition method of accounting requires that assets acquired and liabilities assumed be recorded at their estimated fair values on the date of a business acquisition. The excess of the purchase price over the estimated fair value is recorded as goodwill. Such valuations require management to make significant estimates, assumptions, and judgments, especially with respect to intangible assets and contingent consideration. For intangible assets, we develop the fair value by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows, and key assumptions generally consist of the future performance of the related assets, the discount rate, the attrition rate, the royalty rates, and the payments attach rate. Contingent consideration is measured at fair value using a discounted cash flow model. Recoverability of Deferred Tax Assets and Current and Deferred Income Taxes and Tax Credits Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. We establish provisions based on reasonable estimates for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. (32)

Deferred income tax assets are recognized for unused tax losses and deductible temporary differences to the extent it is probable that taxable income will be available against which the losses and deductible temporary differences can be utilized. Management’s judgment is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and the level of future taxable income together with future tax planning strategies. Share-Based Compensation We measure the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield. New Accounting Pronouncements From time to time, new accounting pronouncements are issued by the IASB or other standards-setting bodies, and are adopted as at the specified effective date. New and amended standards and interpretations adopted In August 2020, the IASB issued Interest Rate Benchmark Reform-Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures and IFRS 16 Leases. The amendments focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The amendments are effective for annual periods beginning on or after January 1, 2021, with early application permitted. We have adopted these amendments as of April 1, 2021. There was no impact on our accounting policies or the audited annual consolidated financial statements as a result of adopting such amendments. There were no other IFRS or IFRIC interpretations effective as of April 1, 2021 that had a material impact on our accounting policies or the audited annual consolidated financial statements. New and amended standards and interpretations issued not yet effective At the date of authorization of our financial statements, we have not yet applied the following new and revised IFRS Standards that have been issued but are not yet effective. The IASB has issued amendments to IAS 16 Property, Plant and Equipment to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use. The amendments also clarify the meaning of "testing whether an asset is functioning properly". The IASB also issued an amendment to IAS 37 Provisions, Contingent Liabilities and Contingent Assets to clarify the cost of fulfilling a contract in assessing whether a contract is onerous. The amendments to IAS 16 and IAS 37 are effective for annual periods beginning on or after January 1, 2022, with early application permitted. The IASB has also issued amendments to IAS 1 Presentation of Financial Statements affecting the presentation of liabilities as current or non-current in the statement of financial position and requiring companies to disclose their material accounting policy information. It has also issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors clarifying how to distinguish changes in accounting policies from changes in accounting estimates and amendments to IAS 12 Income Taxes requiring companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments to IAS 1, IAS 8 and IAS 12 are effective for annual periods beginning on or after January 1, 2023, with early application permitted. We do not expect that the adoption of the standards listed above will have a material impact on our financial statements in future periods. Outstanding Share Information Lightspeed is a publicly traded company listed under the symbol "LSPD" on both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"). Our authorized share capital consists of (i) an unlimited number of Subordinate Voting (33)

Shares and (ii) an unlimited number of preferred shares, issuable in series, of which 148,909,925 Subordinate Voting Shares and no preferred shares were issued and outstanding as of May 17, 2022. As of May 17, 2022, there were 1,360,278 options outstanding under the Company’s Amended and Restated 2012 Stock Option Plan, as amended (of which 1,248,488 were vested as of such date), 9,698,036 options outstanding under the Company’s Third Amended and Restated Omnibus Incentive Plan, as amended (the "Omnibus Plan") (of which 1,606,875 were vested as of such date) and 150,000 options outstanding which were issued in compliance with an allowance under the rules of the TSX as inducements for executive officers to enter into contracts of full-time employment with the Company (“Inducement Grants”) (of which 77,778 were vested as of such date). Each such option is or will become exercisable for one Subordinate Voting Share. As of May 17, 2022, there were 351,605 options outstanding under the ShopKeep Inc. Amended and Restated 2011 Stock Option and Grant Plan (of which 233,595 were vested as of such date), which plan the Company assumed on closing of its acquisition of ShopKeep on November 25, 2020. Each option is or will become exercisable for one Subordinate Voting Share. As of May 17, 2022, there were 40,067 DSUs outstanding under the Company’s Omnibus Plan. Each such DSU will, upon the holder thereof ceasing to be a director, executive officer, employee or consultant of the Company in accordance with the Omnibus Plan, be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares. As of May 17, 2022, there were 3,227,430 RSUs outstanding under the Company’s Omnibus Plan (of which 352,185 were vested as of such date) and 273 RSUs outstanding which were Inducement Grants (of which 273 were vested as of such date). Each such RSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares. As of May 17, 2022, there were 714,968 PSUs outstanding under the Company’s Omnibus Plan (of which none were vested as of such date). Each such PSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares. Disclosure Controls and Procedures and Internal Control Over Financial Reporting Controls and Procedures Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, "DC&P") are designed to provide reasonable assurance that information required to be disclosed in reports filed with the Securities and Exchange Commission are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. Management regularly reviews disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. The CEO and the CFO, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures as at March 31, 2022 were effective. Management's Annual Report on Internal Control over Financial Reporting Management of the Company, under the supervision of the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Management, including the CEO and CFO, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management, including the CEO and CFO, have determined that the Company's internal control over financial reporting was effective as at March 31, 2022. (34)

Attestation Report of the Independent Registered Public Accounting Firm The effectiveness of the Company's internal control over financial reporting as at March 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their opinion on the audited annual consolidated financial statements for March 31, 2022. Changes in Internal Control over Financial Reporting The CEO and the CFO have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to its internal controls over financial reporting during the period ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect the Company’s internal controls over financial reporting. No such changes were identified through their evaluation. Limitations of Controls and Procedures Management, including the CEO and CFO, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Limitation on Scope of Design The scope of design of internal controls over financial reporting and disclosure controls and procedures excluded the controls, policies, and procedures of Vend, which was acquired on April 16, 2021, NuORDER, which was acquired on July 1, 2021, and Ecwid, which was acquired on October 1, 2021. Vend's contribution to our Consolidated Statements of Loss and Comprehensive Loss for the fiscal year ended March 31, 2022 was less than 10% of total revenues and less than 5% of total net loss, excluding the amortization of intangible assets. Additionally, as at March 31, 2022, Vend's current assets were below 5% of consolidated current assets and current liabilities were below 10% of consolidated current liabilities, and its non-current assets and non-current liabilities were below 5% of consolidated non-current assets and non-current liabilities, respectively. NuORDER's contribution to our Consolidated Statements of Loss and Comprehensive Loss for the fiscal year ended March 31, 2022 was less than 5% of total revenues and less than 5% of total net loss, excluding the amortization of intangible assets. Additionally, as at March 31, 2022, NuORDER's current assets were below 5% of consolidated current assets and current liabilities were below 15% of consolidated current liabilities, and its non-current assets and non-current liabilities were below 5% of consolidated non-current assets and non-current liabilities, respectively. Ecwid's contribution to our Consolidated Statements of Loss and Comprehensive Loss for the fiscal year ended March 31, 2022 was less than 5% of total revenues and less than 5% of total net loss, excluding the amortization of intangible assets. Additionally, as at March 31, 2022, Ecwid's current assets were below 5% of consolidated current assets and current liabilities were below 10% of consolidated current liabilities, and its non-current assets and non-current liabilities were below 5% of consolidated non-current assets and non-current liabilities, respectively. The amounts recognized for the assets acquired and liabilities assumed at the date of acquisition for Vend, NuORDER and Ecwid are described in note 5 of the audited annual consolidated financial statements for the years ended March 31, 2022 and 2021. (35)

Lightspeed Commerce Inc. (formerly known as Lightspeed POS Inc.) Consolidated Financial Statements March 31, 2022 and 2021 (expressed in thousands of US dollars)

Management's Annual Report on Internal Control Over Financial Reporting Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial and Operations Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management, including the Chief Executive Officer and Chief Financial and Operations Officer, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management, including the Chief Executive Officer and Chief Financial and Operations Officer, have determined that the Company's internal control over financial reporting was effective as at March 31, 2022. The effectiveness of the Company's internal control over financial reporting as at March 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included herein. The scope of design of internal controls over financial reporting and disclosure controls and procedures excluded the controls, policies, and procedures of Vend, which was acquired on April 16, 2021, NuORDER, which was acquired on July 1, 2021, and Ecwid, which was acquired on October 1, 2021. Vend's contribution to our Consolidated Statements of Loss and Comprehensive Loss for the fiscal year ended March 31, 2022 was less than 10% of total revenues and less than 5% of total net loss, excluding the amortization of intangible assets. Additionally, as at March 31, 2022, Vend's current assets were below 5% of consolidated current assets and current liabilities were below 10% of consolidated current liabilities, and its non-current assets and non-current liabilities were below 5% of consolidated non-current assets and non-current liabilities, respectively. NuORDER's contribution to our Consolidated Statements of Loss and Comprehensive Loss for the fiscal year ended March 31, 2022 was less than 5% of total revenues and less than 5% of total net loss, excluding the amortization of intangible assets. Additionally, as at March 31, 2022, NuORDER's current assets were below 5% of consolidated current assets and current liabilities were below 15% of consolidated current liabilities, and its non-current assets and non-current liabilities were below 5% of consolidated non-current assets and non-current liabilities, respectively. Ecwid's contribution to our Consolidated Statements of Loss and Comprehensive Loss for the fiscal year ended March 31, 2022 was less than 5% of total revenues and less than 5% of total net loss, excluding the amortization of intangible assets. Additionally, as at March 31, 2022, Ecwid's current assets were below 5% of consolidated current assets and current liabilities were below 10% of consolidated current liabilities, and its non-current assets and non-current liabilities were below 5% of consolidated non-current assets and non-current liabilities, respectively. The amounts recognized for the assets acquired and liabilities assumed at the date of acquisition for Vend, NuORDER and Ecwid are described in note 5 herein. May 19, 2022 /s/ Jean Paul Chauvet Jean Paul Chauvet Chief Executive Officer /s/ Brandon Nussey Brandon Nussey Chief Financial and Operations Officer 2

Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors of Lightspeed Commerce Inc. Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of Lightspeed Commerce Inc. and its subsidiaries (together, the Company) as of March 31, 2022 and 2021, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statementsˮ). We also have audited the Company’s internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO. Basis for Opinions The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. As described in Management’s Annual Report on Internal Control Over Financial Reporting, management has excluded Vend Limited (Vend), NuORDER Inc. (NuORDER) and Ecwid Inc. (Ecwid) from its assessment of internal control over financial reporting as of March 31, 2022 because they were acquired by the Company in purchase business combinations during fiscal year 2022. We have also excluded Vend, NuORDER and Ecwid from our audit of internal control over financial reporting. Vend, NuORDER and Ecwid are wholly owned subsidiaries whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 1% and 14%, respectively, of the related consolidated financial statement amounts as of and for the year ended March 31, 2022. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of 3 financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matters The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements; and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Valuation of Intangible Assets in Business Acquisitions of Vend, NuORDER and Ecwid As described in notes 4 and 5 to the consolidated financial statements, the Company completed the acquisitions of (i) Vend for net consideration of $372 million in April of 2021, which resulted in $92 million of intangible assets related to customer relationships and software technology and $294 million of goodwill being recorded; (ii) NuORDER for net consideration of $384 million in July of 2021, which resulted in $105 million of intangible assets related to customer relationships and software technology and $300 million of goodwill being recorded; and (iii) Ecwid for net consideration of $595 million in October of 2021, which resulted in $72 million of intangible assets related to customer relationships and software technology and $543 million of goodwill being recorded. Management applied significant judgment in estimating the fair value of intangible assets acquired, which involved the use of key estimates and assumptions with respect to the expected future net discounted cash flows including the future performance of the related intangible assets, the attrition rates, the payments attach rates, the royalty rates and the discount rates. The principal considerations for our determination that performing procedures relating to the valuation of intangible assets in business acquisitions of Vend, NuORDER and Ecwid is a critical audit matter are (i) the high degree of auditor judgment and subjectivity in performing procedures relating to the fair value measurement of intangible assets acquired due to the significant judgment by management when developing the estimates; (ii) significant audit effort in evaluating the key assumptions with respect to the expected future net discounted cash flows including the future performance of the related intangible assets, the attrition rates, the payments attach rates, the royalty rates and the discount rates; and (iii) the audit effort involved the use of professionals with specialized skills and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of intangible assets, including controls over the development of the assumptions used in the valuation of the intangible assets. These procedures also included, among others, (i) reading the purchase agreements; and (ii) testing management’s process for estimating the fair value of intangible assets. Testing management’s process included evaluating the appropriateness of the valuation methods, testing the completeness and accuracy of data provided by management, and evaluating the reasonableness of key assumptions with respect to the expected future net discounted cash flows including the future performance of the related intangible assets, the attrition rates, the payment attach rates, the royalty rates and the discount rates for the intangible assets. Evaluating the reasonableness of the expected future net discounted cash flows including the future performance of the related intangible assets, the royalty rates, the attrition rates and the payment attach rates involved considering the past performance of the acquired businesses and the Company, as well as economic and industry forecasts, and considering whether they were consistent with evidence obtained in other areas of the audit. Professionals with specialized skills and knowledge were used to assist in evaluating the appropriateness of the valuation methods and in evaluating key assumptions, including the discount rates. Chartered Professional Accountants, Licensed Public Accountants /s/ PricewaterhouseCoopers LLP Montreal, Canada May 19, 2022 We have served as the Company’s auditor since 2015. 4

Lightspeed Commerce Inc. Consolidated Balance Sheets As at March 31, 2022 and 2021 (expressed in thousands of US dollars) Notes 2022 2021 Assets $ $ Current assets Cash and cash equivalents 953,654 807,150 Trade and other receivables 13 45,766 24,771 Inventories 7 7,540 1,573 Other current assets 6, 12 35,535 24,171 Total current assets 1,042,495 857,665 Lease right-of-use assets, net 14 25,539 21,206 Property and equipment, net 15 16,456 8,342 Intangible assets, net 16 409,568 234,493 Goodwill 17 2,104,368 971,939 Other long-term assets 6, 18 21,400 11,504 Deferred tax assets 23 154 170 Total assets 3,619,980 2,105,319 Liabilities and Shareholders’ Equity Current liabilities Accounts payable and accrued liabilities 19, 25 78,307 65,052 Lease liabilities 14 7,633 5,120 Income taxes payable 23 6,718 114 Deferred revenue 6 65,194 43,116 Total current liabilities 157,852 113,402 Deferred revenue 6 2,121 2,796 Lease liabilities 14 23,037 20,558 Long-term debt 20 29,841 29,770 Accrued payroll taxes on share-based compensation 1,007 3,154 Deferred tax liabilities 23 6,833 1,356 Total liabilities 220,691 171,036 Shareholders’ equity Share capital 21 4,199,025 2,526,448 Additional paid-in capital 26 123,777 35,877 Accumulated other comprehensive income 22, 28 2,677 9,715 Accumulated deficit (926,190) (637,757) Total shareholders’ equity 3,399,289 1,934,283 Total liabilities and shareholders’ equity 3,619,980 2,105,319 Commitments and contingencies 24, 25 Approved by the Board of Directors /s/ Paul McFeeters Director /s/ Jean Paul Chauvet Director The accompanying notes are an integral part of these consolidated financial statements. 5

Lightspeed Commerce Inc. Consolidated Statements of Loss and Comprehensive Loss For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except per share amounts) Notes 2022 2021 $ $ Revenues 6 548,372 221,728 Direct cost of revenues 7, 8, 9 277,199 94,059 Gross profit 271,173 127,669 Operating expenses General and administrative 8, 9 95,253 53,035 Research and development 8, 9 121,150 55,303 Sales and marketing 8, 9 216,659 96,900 Depreciation of property and equipment 15 4,993 2,479 Depreciation of right-of-use assets 14 7,743 3,876 Foreign exchange loss 611 2,098 Acquisition-related compensation 50,491 11,807 Amortization of intangible assets 16 91,812 30,128 Restructuring 25 803 1,760 Total operating expenses 589,515 257,386 Operating loss (318,342) (129,717) Net interest income (expense) 10 2,988 (353) Loss before income taxes (315,354) (130,070) Income tax expense (recovery) 23 Current 1,103 166 Deferred (28,024) (5,958) Total income tax recovery (26,921) (5,792) Net loss (288,433) (124,278) Other comprehensive income (loss) 22, 28 Items that may be reclassified to net loss Foreign currency differences on translation of foreign operations (7,061) 15,986 Change in net unrealized gain on cash flow hedging instruments 23 — Total other comprehensive income (loss) (7,038) 15,986 Total comprehensive loss (295,471) (108,292) Net loss per share – basic and diluted 11 (2.04) (1.18) The accompanying notes are an integral part of these consolidated financial statements. 6

Lightspeed Commerce Inc. Consolidated Statements of Cash Flows For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars) 2022 2021 $ $ Cash flows from (used in) operating activities Net loss (288,433) (124,278) Items not affecting cash and cash equivalents Share-based acquisition-related compensation 45,042 4,518 Amortization of intangible assets 91,812 30,128 Depreciation of property and equipment and lease right-of-use assets 12,736 6,355 Deferred income taxes (28,024) (5,958) Share-based compensation expense 108,916 32,739 Share-based compensation impact from replacement awards issued — 1,120 Unrealized foreign exchange loss 5 320 (Increase)/decrease in operating assets and increase/(decrease) in operating liabilities Trade and other receivables (5,384) (9,177) Inventories (5,967) (256) Other assets (25,008) (11,963) Accounts payable and accrued liabilities 6,842 (15,333) Income taxes payable 1,077 38 Deferred revenue 4,552 (3,991) Accrued payroll taxes on share-based compensation (2,396) 2,321 Net interest (income) expense (2,988) 353 Total operating activities (87,218) (93,064) Cash flows from (used in) investing activities Additions to property and equipment (10,653) (1,794) Acquisition of businesses, net of cash acquired (559,429) (235,576) Movement in restricted term deposits 344 — Interest income 5,807 2,322 Total investing activities (563,931) (235,048) Cash flows from (used in) financing activities Proceeds from exercise of stock options 17,494 21,008 Proceeds from issuance of share capital 823,515 952,534 Share issuance costs (34,190) (45,319) Payment of lease liabilities net of incentives and movement in restricted lease deposits (6,952) (4,351) Financing costs (1,810) (1,557) Total financing activities 798,057 922,315 Effect of foreign exchange rate changes on cash and cash equivalents (404) 1,978 Net increase in cash and cash equivalents during the year 146,504 596,181 Cash and cash equivalents – Beginning of year 807,150 210,969 Cash and cash equivalents – End of year 953,654 807,150 Interest paid 937 1,025 Income taxes paid 748 147 The accompanying notes are an integral part of these consolidated financial statements. 7

Lightspeed Commerce Inc.
Consolidated Statements of Changes in Shareholders' Equity
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)

	Notes	Issued and Outstanding Shares					
		Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
			$	$	$	$	$
Balance as at March 31, 2020		92,206,817	852,115	11,773	(6,271)	(513,479)	344,138
Net loss		—	—	—	—	(124,278)	(124,278)
Issuance of shares upon public offerings	21	19,756,196	952,534	—	—	—	952,534
Share issuance costs	21	—	(44,702)	—	—	—	(44,702)
Exercise of stock options and settlement of share awards	26	3,038,643	29,643	(8,635)	—	—	21,008
Share-based compensation	26	—	—	32,739	—	—	32,739
Share-based acquisition-related compensation		194,042	4,518	—	—	—	4,518
Shares issued in connection with business combination		13,332,817	690,788	—	—	—	690,788
Replacement awards issued in connection with business combination		—	40,432	—	—	—	40,432
Share-based compensation impact from replacement awards issued in connection with business combination		—	1,120	—	—	—	1,120
Other comprehensive income	22, 28	—	—	—	15,986	—	15,986
Balance as at March 31, 2021		128,528,515	2,526,448	35,877	9,715	(637,757)	1,934,283
Net loss		—	—	—	—	(288,433)	(288,433)
Issuance of shares upon public offerings	21	8,855,000	823,515	—	—	—	823,515
Share issuance costs	21	—	(33,984)	—	—	—	(33,984)
Exercise of stock options and settlement of share awards	26	1,332,218	38,510	(21,016)	—	—	17,494
Share-based compensation	26	—	—	108,916	—	—	108,916
Share-based acquisition-related compensation		638,323	45,042	—	—	—	45,042
Shares issued in connection with business combination	5	9,307,256	799,494	—	—	—	799,494
Other comprehensive loss	22, 28	—	—	—	(7,038)	—	(7,038)
Balance as at March 31, 2022		148,661,312	4,199,025	123,777	2,677	(926,190)	3,399,289

The accompanying notes are an integral part of these consolidated financial statements.

8

1. Organization and nature of operations Lightspeed Commerce Inc., formerly known as Lightspeed POS Inc., ("Lightspeed" or the "Company") was incorporated on March 21, 2005 under the Canada Business Corporations Act. Its head office is located at Gare Viger, 700 Saint- Antoine St. East, Suite 300, Montréal, Quebec, Canada. Lightspeed’s one-stop commerce platform provides its customers with the critical functionalities they need to engage with consumers, manage their operations, accept payments, and grow their business. Lightspeed has customers globally in over 100 countries, empowering single- and multi-location small and medium-sized businesses to compete in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels. The Company’s shares are listed on both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the stock symbol "LSPD". 2. Basis of presentation and consolidation These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and were approved for issue by the Board of Directors (the "Board") of the Company on May 19, 2022. The consolidated financial statements have been prepared on a historical cost basis, except for our lease liabilities which are measured at present value and certain financial assets and liabilities, which have been measured at fair value as described below. The consolidated financial statements provide comparative information in respect of the previous period. Certain comparative figures have been reclassified in order to conform to the current period presentation. The consolidated financial statements include the accounts of Lightspeed and its wholly-owned subsidiaries including, but not limited to: Lightspeed Netherlands B.V, Lightspeed Payments USA Inc., Kounta Pty Ltd, Lightspeed POS Germany GmbH (formerly known as Gastrofix GmbH) ("Gastrofix"), Lightspeed Commerce USA Inc. (the successor to ShopKeep Inc.), Upserve, Inc., Vend Limited, Lightspeed NuORDER Inc. (the successor to NuORDER, Inc.) and Ecwid, Inc. (collectively, the "subsidiaries"). All significant intercompany balances and transactions have been eliminated on consolidation. Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of all subsidiaries, including those of new subsidiaries of Lightspeed from the reporting period starting on their acquisition or incorporation date, are prepared for the same reporting period as Lightspeed using Lightspeed’s accounting policies. All subsidiaries are fully consolidated until the date that Lightspeed’s control ceases. 3. Significant accounting policies Revenue recognition The Company’s main sources of revenue are subscriptions for its platforms and revenue from its payment processing services. In addition, the Company generates revenue from payment residuals, merchant cash advances, professional services and sales of hardware as described below. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 9

The Company recognizes revenue to depict the transfer of promised services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services by applying the following steps: • Identifying the contract with a customer; • Identifying the performance obligations in the contract; • Determining the transaction price; • Allocating the transaction price; and • Recognizing revenue when, or as, the Company satisfies a performance obligation. The Company follows the guidance provided in IFRS 15, Appendix B, Principal versus Agent Considerations, for determining whether the revenue should be recognized based on the gross amount billed to a customer or the net amount retained. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement. Sales taxes collected from customers and remitted to government authorities are excluded from revenue. The Company’s arrangements with customers can include multiple performance obligations. When contracts involve multiple performance obligations, the Company evaluates whether each performance obligation is distinct and should be accounted for as a separate unit of accounting. In the case of software subscriptions and hardware and other, the Company has determined that customers can benefit from each service on its own, and that each service being provided to the customer is separately identifiable from other promises in the contract. Specifically, the Company considers the distinct performance obligations to be the software subscriptions and the hardware and implementation services. Payment processing services, payment residuals and merchant cash advances were also considered to be distinct performance obligations. The total transaction price is determined at the inception of the contract and allocated to each performance obligation based on their relative standalone selling prices. The Company determines the standalone selling price by considering internal evidence such as normal or consistently applied standalone selling prices. The determination of standalone selling prices is made through consultation with and approval by management, taking into consideration the Company’s go-to-market strategy. The Company may modify its pricing practices in the future as its go-to-market strategies evolve, which could result in changes in relative standalone selling prices. Discounts are allocated to each performance obligation to which they relate based on their relative standalone selling price. The Company generally receives payment from its customers on the invoice due date. In all other cases, payment terms and conditions vary by contract type, although terms generally include a requirement for payment within 14 days of the invoice date. In instances where the timing of revenue recognition differs from the timing of invoicing and subsequent payment, we have determined the Company’s contracts generally do not include a significant financing component. Subscription revenue Software subscriptions include subscriptions to cloud-based solutions for both retail and hospitality platforms and for the Company's eCommerce offering. In addition to the core subscriptions outlined above, customers can purchase add-on services such as loyalty, delivery, order anywhere, advanced reporting, accounting and analytics, amongst others. Subscriptions include maintenance and support, which includes access to unspecified upgrades. The Company recognizes revenue for its software subscriptions ratably over the term of the contract commencing on the date the services are made available to customers. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 10

Transaction-based revenue The Company offers to its customers payment processing services, through connected terminals and online, that facilitate payment for goods and services sold by the customer to its consumers, for which the customers are charged a transaction fee. The Company recognizes revenue from payment processing services at the time of the transaction at the gross amount of consideration paid by the customer, as the Company is the principal in the arrangement with the customer. The Company is the principal as the Company controls the payment processing service before the customer receives it as the Company performs additional services which are integrated with the payment processing service prior to delivering the service to the customer. The Company also bears the risk for chargebacks and other financial losses if such amounts cannot be recovered from the customer and the Company has full discretion in establishing prices for the promised service. The Company incurs costs of interchange and network assessment fees, processing fees, and bank settlement fees to third-party payment processors and financial institutions involved in settlement, which are recorded as direct costs of revenue. The Company’s software also interfaces with third parties that enable credit card processing. These third parties generate revenue from charging transaction fees that are generally a fixed amount per transaction, or a fixed percentage of the transaction processed. As part of integrating with the solutions of these third parties, the Company negotiates a revenue share with them whereby the Company receives a portion of the revenues generated by the third parties. In addition, the Company has contracted with a number of third-party vendors that sell products to the same customers as the Company. The Company refers its customers to these vendors and earns a referral fee. The Company recognizes the revenues it receives from third-party vendors at the point in time when they are due from third-party vendors. These revenues are recognized at the net amount retained by the Company, whereby only the portion of revenues that the Company receives (or which is due) from the third-party vendor is recognized. The Company also earns revenue from eligible customers through its merchant cash advance ("MCA") program, Lightspeed Capital. Under this program, the Company purchases a designated amount of future receivables at a discount, and the customer remits a fixed percentage of their daily sales to the Company, until the outstanding balance has been fully remitted. The Company evaluates identified underwriting criteria including, but not limited to, the number of years in business, the nature of the business, and historical sales data, prior to purchasing the eligible customer's future receivables to help assess collectibility. As each MCA agreement does not have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the MCA balance outstanding, each MCA is recorded at fair value through profit or loss. The initial fair value is generally equal to the transaction price, being the fair value of the consideration provided to the customer, reduced by any amounts that are not expected to be collected. The fair value of each MCA is reassessed at the end of each fiscal quarter. The amount of transaction-based revenue recognized from MCAs in the period is calculated as the gross amounts remitted by the customer in the period, reduced by the difference in value between the initial fair value and the reassessed fair value at the end of the period, excluding movements in the fair value that relate to amounts that are deemed uncollectible which are recognized within general and administrative expenses in the consolidated statements of loss and comprehensive loss. The Company is responsible for purchasing the designated amount of future receivables, bears the risk of financial losses if the receivables cannot be recovered from the customer, and the Company has full discretion in establishing the fees charged. The Company incurs processing and other fees with third- party platforms involved in the Company's MCA program, which are recorded as direct costs of revenue. Hardware and other revenue For retail, hospitality and eCommerce customers, the Company’s software integrates with various hardware solutions required to operate a location. As part of the sale process to both new and existing customers, the Company acts as a reseller of the hardware. Such sales consist primarily of hardware peripherals. In addition, in some cases where customers would like assistance deploying the Company’s software or integrating the Company’s software with other systems or setting up their eCommerce store, the Company provides professional services customized to the customer. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 11

Hardware equipment revenues are recognized at a point in time, namely when ownership passes to the customer, in accordance with the shipping terms, at the gross amount of consideration paid by the customer, as the Company is the principal in the arrangement with the customer. The Company is the principal as the Company controls the hardware equipment before the customer receives it. Most professional services are sold on a time-and-materials basis. Consulting engagements can last anywhere from one day to several weeks and are based strictly on the customer’s requirements. The Company’s software can typically be used as delivered to the customer. The Company’s professional services are generally not essential to the functionality of the software. For services performed on a time-and-materials basis, revenues are recognized as the services are delivered at the gross amount of consideration paid by the customer, as the Company is the principal in the arrangement with the customer. The Company is the principal as the Company controls the professional services before they are transferred to the customer. Contract assets The Company records contract assets ("commission assets") for selling commissions paid at the inception of a contract that are incremental costs of obtaining the contract if the Company expects to recover those costs. Commission assets are subsequently amortized on a systematic basis consistent with the pattern of the transfer of the good or service to which the commission asset relates. The Company applies the practical expedient that allows it to determine the pattern of the transfer of the good or service for a portfolio of contracts that have similar characteristics. For contracts where the amortization period of the commission assets would have been one year or less, the Company uses the practical expedient that allows it to recognize the incremental costs of obtaining those contracts as an expense when incurred. The Company records contract assets for discounts provided to customers at the inception of a contract. Contract assets are subsequently amortized against revenue on a systematic basis consistent with the term to which the contract asset relates. Deferred revenue Deferred revenue mainly comprises fees collected or contractually due for services in which the applicable revenue recognition criteria have not been met. This balance will be recognized as revenue as the services are performed. Cash and cash equivalents Cash comprises cash on deposit at banks and on hand. The Company considers all short term highly liquid investments that are readily convertible into known amounts of cash, with original maturities at their acquisition date of three months or less to be cash equivalents. Restricted cash The Company can be required to hold a defined amount of cash as collateral under the terms of certain business combination arrangements and lease agreements. Cash deposits held by the Company that have restrictions governing their use are classified as restricted cash, current or long-term, based on the remaining length of the restriction. Inventories Inventories, consisting of hardware equipment only, are recorded at the lower of cost and net realizable value with cost determined using the weighted average cost method. The Company provides an allowance for obsolescence based on estimated product life cycles, usage levels and technology changes. Changes in these estimates are reflected in the Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 12 determination of cost of revenues. The amount of any impairment of inventories to net realizable value, and all losses on inventories, are recognized as an expense in the year during which the impairment or loss occurs. Deferred financing costs The Company records deferred financing costs related to its credit facilities when it is probable that some or all of the facilities will be drawn down. The deferred financing costs are amortized over the term of the related financing arrangement. The long-term debt is recorded at amortized cost using the effective interest method, net of deferred financing costs. Research and development tax credits Research and development costs are expensed as incurred, net of refundable investment tax credits. The Company’s research and development costs consist primarily of salaries and other related personnel expenses. The Company recognizes the benefit of refundable research and development investment tax credits as a reduction of research and development and support costs, while non-refundable investment tax credits that can only be claimed against income taxes otherwise payable are recognized as a reduction of income taxes when there is reasonable assurance that the claim will be recovered. Property and equipment Property and equipment are stated at cost less accumulated depreciation and impairment losses, if any. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Furniture and equipment are depreciated over five years, and computer equipment is depreciated over three years. Leasehold improvements are depreciated on a straight-line basis over the shorter of their estimated useful lives or the term of their associated leases. Leasehold improvements in progress are not depreciated until the related asset is ready for use. Intangible assets Acquired identifiable intangible assets Intangible assets are stated at cost, less accumulated amortization and impairment losses, if any. Amortization is calculated using the straight-line method over the estimated useful lives of the related assets. Software technologies that are acquired through business combinations are amortized over three to five years, customer relationships acquired through business combinations are amortized over three to six years and purchased software licenses are amortized over the term of the license. Internally generated intangible assets The Company recognizes internal development costs as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development. Impairment of long-lived assets The Company evaluates its property and equipment and intangible assets with finite useful lives for impairment when events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 13 impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units or "CGUs"). Goodwill and impairment of goodwill Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable assets of a business acquired in a business combination. After initial recognition, goodwill is measured at cost less any accumulated impairment losses, if any. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Company's operating segment (the "Segment"), which is the level at which management monitors goodwill. The Company reviews the carrying value of goodwill in accordance with International Accounting Standard (IAS) 36, Impairment of Assets, on an annual basis on December 31 or more frequently if events or a change in circumstances indicate that it is more likely than not that the fair value of the goodwill is below its carrying amount. Impairment is determined by assessing the recoverable amount of the Segment. The Segment's recoverable amount is the higher of the Segment's fair value less costs of disposal and its value in use. A quantitative analysis was performed to determine the fair value less costs of disposal. Note 17 discusses the method and assumptions used for impairment testing. Business combinations The Company follows the acquisition method to account for business combinations in accordance with IFRS 3, Business Combinations. The acquisition method of accounting requires that assets acquired and liabilities assumed be recorded at their estimated fair values on the date of a business acquisition. The excess of the purchase price over the estimated fair value is recorded as goodwill. The amounts included in the consolidated statements of loss and comprehensive loss under acquisition-related compensation arise from business combinations made by the Company. Acquisition costs that are tied to continuing employment of pre-existing shareholders are required to be recognized as acquisition-related compensation and recognized in accordance with the vesting terms in the acquisition agreement. Consequently, those costs are not included in the total purchase consideration of the business combination. Our share-based acquisition-related compensation follows the guidance in IFRS 2, Share Based Payment. All other costs that are not eligible for capitalization related to the acquisition are expensed as incurred. New information obtained during the measurement period, up to 12 months following the acquisition date, about facts and circumstances existing at the acquisition date affect the acquisition accounting. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of loss and comprehensive loss. Government assistance Government assistance is recognized when there is reasonable assurance that it will be received and all related conditions will be complied with. When the government assistance relates to an expense item, it is recognized as a reduction of expense over the period necessary to match the government assistance on a systematic basis to the costs that it is intended to subsidize. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 14

Income taxes Current tax The current tax payable is based on taxable income for the year. Taxable income differs from income as reported in the consolidated statements of loss and comprehensive loss because of items of income or expense that are taxable or deductible in other periods and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period. Deferred tax Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits against which those deductible temporary differences can be utilized will be available. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis. Current and deferred tax Current and deferred tax are recognized as an expense or income in net loss, except when they relate to items that are recognized outside of net loss (whether in other comprehensive income (loss) or directly in deficit), in which case the tax is also recognized outside of net loss. Provisions Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Restructuring provisions are recognized when the Company has put in place a detailed restructuring plan which has been communicated in sufficient detail to create a constructive obligation. Restructuring provisions include only costs directly related to the restructuring plan, and are measured at the best estimate of the amount required to settle the Company's obligations. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 15

If the known expected settlement date exceeds 12 months from the date of recognition, provisions are discounted using a current pre-tax interest rate that reflects the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost. Provisions are reviewed at the end of each reporting period and adjusted as appropriate. Leases At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether: • The contract involves the use of an identified asset - this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified. • The Company has the right to obtain substantially all the economic benefits from the use of the asset throughout the period of use; and • The Company has the right to direct the use of the asset. The Company has this right when it has the decision- making rights that are most relevant to changing how and for what purpose the asset is used. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone price. As a lessee The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received prior to the commencement date. The lease term is determined based on the non-cancellable period for which the Company has the right to use an underlying asset. The lease term is adjusted, if applicable, for periods covered by extension and termination options to the extent that the Company is reasonably certain to exercise them. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, which is considered the appropriate useful life of any such asset. In addition, the right-of-use asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability, to the extent necessary. The lease liability is initially measured at the present value of the lease payments, net of lease incentives receivables, that are not paid at the commencement date, discounted using an incremental borrowing rate if the rate implicit in the lease arrangement is not readily determinable. Lease payments included in the measurement of the lease liability comprise fixed payments, including in-substance fixed payments and variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date. The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, lease term, or if the Company changes Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 16 its assessment of whether it will exercise an extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero. Short-term leases and leases of low-value assets The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term. On the consolidated statement of cash flows, lease payments related to short-term leases, low value assets and variable lease payments not included in lease liabilities are classified as cash flows used in operating activities, whereas the remaining lease payments are classified as cash flows used in financing activities. Equity incentive plans The Company has multiple equity incentive plans and records all share-based payments at their respective fair values. The Company recognizes share-based compensation expense over the vesting period of the tranche of awards being considered. The fair value of stock options granted to employees is estimated at the date of grant using the Black-Scholes option pricing model. The Company also estimates forfeitures at the time of grant and revises its estimate, if necessary, in subsequent periods if actual forfeitures differ from these estimates. Any consideration paid by employees on exercising stock options and the corresponding portion previously credited to additional paid-in capital are credited to share capital. The Black-Scholes option pricing model used by the Company to calculate option values was developed to estimate the fair value. This model also requires assumptions, including expected option life, volatility, risk-free interest rate and dividend yield, which greatly affect the calculated values. Expected option life is determined using the time-to-vest-plus-historical- calculation-from-vest-date method that derives the expected life based on a combination of each tranche’s time to vest plus the actual or expected life of an award based on the past activity or remaining time to expiry on outstanding awards. Expected volatility is determined using comparable companies for which the information is publicly available. The risk- free interest rate is determined based on the rate at the time of grant and cancellation for zero-coupon Canadian government securities with a remaining term equal to the expected life of the option. Dividend yield is based on the expected annual dividend rate at the time of grant. Expected forfeiture is derived from historical forfeiture rates. The fair value of options that contain market performance conditions is measured using the Monte Carlo pricing model to estimate the Company's potential future share price. Market conditions are considered in the fair value estimate on the grant date and this fair value is not revised subsequently. The fair value of restricted share units ("RSUs"), deferred share units ("DSUs") and performance share units which include non-market performance conditions ("PSUs") is measured using the fair value of the Company's shares as if the units were vested and issued on the grant date. An estimate of forfeitures is applied when determining share-based compensation expense as well as estimating the probability of meeting related performance conditions where applicable. Employee benefits The Company maintains defined contribution plans for which it pays fixed contributions to administered pension insurance plans on a mandatory or contractual basis. The Company has no further payment obligations once the contributions have been paid. Obligations for contributions to defined contribution pension plans are recognized as employee compensation as the services are provided. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 17

Segment information The Company’s Chief Operating Decision-Maker ("CODM") is the Chief Executive Officer. The CODM is the highest level of management responsible for assessing Lightspeed’s overall performance and making operational decisions such as resource allocations related to operations, product prioritization, and delegation of authority. Management has determined that the Company operates in a single operating and reportable segment. Loss per share Basic loss per share is calculated by dividing net loss attributable to holders of the Company's Common Shares by the weighted average number of Common Shares outstanding during the year. Diluted loss per share is calculated by dividing net loss attributable to holders of the Company's Common Shares by the weighted average number of Common Shares outstanding during the year, plus the effect of potentially-dilutive securities outstanding during the year. The Company uses the treasury stock method to the extent that the effect is dilutive. As a result of net losses incurred, all potentially- dilutive securities have been excluded from the calculation of diluted net loss per share because including them would be anti-dilutive. Financial instruments Financial assets Initial recognition and measurement The Company’s financial assets comprise cash and cash equivalents, restricted cash, trade and other receivables, merchant cash advances, foreign exchange forward contracts and other assets. All financial assets are recognized initially at fair value, plus, in the case of financial assets that are not measured at fair value through profit and loss, transaction costs that are attributable to the acquisition of the financial asset. Purchases and sales of financial assets are recognized on the settlement date being the date that the Company receives or delivers the asset. Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets except for those with maturities greater than 12 months after the reporting period. Subsequent measurement Cash and cash equivalents, restricted cash, merchant cash advances and foreign exchange forward contracts are carried at fair value with gains and losses recognized in the consolidated statements of loss and comprehensive loss. Trade receivables are carried at amortized cost using the effective interest rate method. For information on impairment losses on trade and other receivables, refer to the Impairment of financial assets section below. Derecognition Financial assets are derecognized when the rights to receive cash flows from the asset have expired or when the financial assets are written off. Impairment of financial assets The Company assesses at each reporting date whether there is any evidence that its trade receivables are impaired. The Company uses the simplified approach for measuring impairment for its trade receivables as these financial assets do not have a significant financing component as defined under IFRS 15, Revenue from Contracts with Customers. Therefore, the Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 18

Company does not determine if the credit risk for these instruments has increased significantly since initial recognition. Instead, a loss allowance is recognized based on lifetime expected credit losses (“ECL”) at each reporting date. Impairment losses and subsequent reversals are recognized in profit or loss and are the amounts required to adjust the loss allowance at the reporting date to the amount that is required to be recognized based on the aforementioned policy. The Company has established a provision matrix that is based on its historical credit loss experiences, adjusted for forward-looking factors specific to the debtors and the economic environment. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statements of loss and comprehensive loss. Trade receivables are written off when there is no reasonable expectation of recovery. Financial liabilities Initial recognition and measurement The Company’s financial liabilities comprise accounts payable and accrued liabilities, lease liabilities, other liabilities, long-term debt and foreign exchange forward contracts. All financial liabilities except lease liabilities are recognized initially at fair value. The Company assesses whether embedded derivative financial instruments are required to be separated from host contracts when the Company first becomes party to the contract. Subsequent measurements After initial recognition, financial liabilities, excluding contingent consideration and foreign exchange forward contracts, are subsequently measured at amortized cost using the effective interest method. The effective interest method amortization is included as a finance cost in the consolidated statements of loss and comprehensive loss. Financial liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. The Company accounts for contingent consideration as a financial liability measured at fair value through profit or loss and subsequently re-measures fair value at the end of each reporting period. The fair value of the contingent consideration, if above nil, is presented as a component of accounts payable and accrued liabilities as well as other long-term liabilities on the consolidated balance sheets. The change in the fair value of the contingent consideration, if any, is recognized within general and administrative expenses in the consolidated statements of loss and comprehensive loss. Derecognition Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled, or expires. Gains and losses are recognized in the consolidated statements of loss and comprehensive loss when the liabilities are derecognized. Foreign exchange forward contracts The Company designates certain foreign exchange forward contracts as cash flow hedges when all the requirements in IFRS 9, Financial Instruments are met. The Company recognizes these foreign exchange forward contracts as either assets or liabilities on the consolidated balance sheets and these contracts are measured at fair value at each reporting period. The asset and liability positions of the foreign exchange forward contracts are included in other current assets and accounts payable and accrued liabilities on the consolidated balance sheets, respectively. The Company reflects the gain or loss on the effective portion of a cash flow hedge in other comprehensive income (loss) and subsequently reclassifies cumulative gains and losses to direct cost of revenues, general and administrative, research and development, or sales and marketing expenses, depending on the risk hedged, when the hedged transactions impact the consolidated statements of loss and comprehensive loss. If the hedged transactions become probable of not occurring, the corresponding amounts in Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 19 accumulated other comprehensive income (loss) are immediately reclassified to finance income or costs. Foreign exchange forward contracts that do not meet the requirements in IFRS 9, Financial Instruments to be designated as a cash flow hedge, are classified as derivative instruments not designated for hedging. The Company measures these instruments at fair value with changes in fair value recognized in finance income or costs. To date, the Company has not had any foreign exchange forward contracts that do not meet the requirements in IFRS 9, Financial Instruments to be designated as a cash flow hedge. Foreign currency translation Functional and presentation currency The functional as well as the presentation currency of Lightspeed is the US dollar. Items included in the consolidated financial statements of the Company are measured in the functional currency, which is the currency of the primary economic environment in which the entity operates. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions or when items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the changes at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of loss and comprehensive loss. Foreign operations The results and financial position of all the Company entities that have a functional currency different from the presentation currency are translated into US dollars as follows: assets and liabilities are translated at the closing rate at the reporting date; income and expenses for each statement of operation are translated at average exchange rates; and all resulting exchange differences are recognized in other comprehensive income (loss). For foreign currency translation purposes, goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the operation and translated at the closing rate at each reporting date. New accounting pronouncements New accounting pronouncements are issued by the IASB or other standard-setting bodies, and they are adopted by the Company as at the specified effective date. New and amended standards and interpretations adopted by the Company In August 2020, the IASB issued Interest Rate Benchmark Reform-Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures and IFRS 16 Leases. The amendments focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The amendments are effective for annual periods beginning on or after January 1, 2021, with early application permitted. The Company has adopted these amendments as of April 1, 2021. There was no impact on the Company's accounting policies or the consolidated financial statements as a result of adopting such amendments. There were no other IFRS or IFRIC interpretations effective as of April 1, 2021 that had a material impact on the Company's accounting policies or the consolidated financial statements. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 20

New and amended standards and interpretations issued not yet effective At the date of authorization of these financial statements, the Company has not yet applied the following new and revised IFRS Standards that have been issued but are not yet effective. The IASB has issued amendments to IAS 16 Property, Plant and Equipment to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use. The amendments also clarify the meaning of "testing whether an asset is functioning properly". The IASB also issued an amendment to IAS 37 Provisions, Contingent Liabilities and Contingent Assets to clarify the cost of fulfilling a contract in assessing whether a contract is onerous. The amendments to IAS 16 and IAS 37 are effective for annual periods beginning on or after January 1, 2022, with early application permitted. The IASB has also issued amendments to IAS 1 Presentation of Financial Statements affecting the presentation of liabilities as current or non-current in the statement of financial position and requiring companies to disclose their material accounting policy information. It has also issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors clarifying how to distinguish changes in accounting policies from changes in accounting estimates and amendments to IAS 12 Income Taxes requiring companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments to IAS 1, IAS 8 and IAS 12 are effective for annual periods beginning on or after January 1, 2023, with early application permitted. The Company does not expect that the adoption of the standards listed above will have a material impact on the financial statements of the Company in future periods. 4. Significant accounting estimates and assumptions Use of estimates The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management reviews its estimates on an ongoing basis based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Key estimates and assumptions are as follows: COVID-19 Concerns related to the spread of COVID-19 and variants of the COVID-19 virus and the related containment measures intended to mitigate its impact have created substantial disruption in the global economy. The uncertainties around the COVID-19 pandemic, continuing resurgences of COVID-19 and variants of the COVID-19 virus, and related restrictions to contain its spread required the use of judgments and estimates which resulted in no material accounting impacts for the fiscal year ended March 31, 2022, other than the impact on expected credit losses driven by the changes in the macro- economic environment due to COVID-19. For information on the Company's loss allowance, refer to note 28. For the fiscal year ended March 31, 2021, the Company received $8,121 with respect to renumeration of eligible employees pursuant to government-sponsored COVID-19 wage subsidy programs globally (note 8). Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 21

Revenue recognition The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of the appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. The Company follows the guidance provided in IFRS 15, Appendix B, Principal versus Agent Considerations for determining whether revenue should be recognized at the gross amount of consideration paid by the customer or the net amount of consideration retained by the Company. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement. Impairment of non-financial assets The Company’s impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flow model. Key assumptions on which management has based its determination of fair value less costs of disposal include an estimated discount rate, terminal value multiple, and estimated revenue growth rates. These estimates, including the methodology used, the assessment of CGUs and how goodwill is allocated, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Refer to note 17 for additional information on the assumptions used. Whenever property and equipment, lease right-of-use assets, and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment. Business combinations The Company follows the acquisition method to account for business combinations. The acquisition method of accounting requires that assets acquired and liabilities assumed be recorded at their estimated fair values on the date of a business acquisition. The excess of the purchase price over the estimated fair value is recorded as goodwill. Such valuations require management to make significant estimates, assumptions, and judgments, especially with respect to intangible assets and contingent consideration. For intangible assets, the Company develops the fair value by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows, and key assumptions generally consist of the future performance of the related assets, the discount rate, the attrition rate, the royalty rates, and the payments attach rate. Contingent consideration is measured at fair value using a discounted cash flow model. Recoverability of deferred tax assets and current and deferred income taxes and tax credits Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. The Company establishes provisions based on reasonable estimates for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Deferred income tax assets are recognized for unused tax losses and deductible temporary differences to the extent it is probable that taxable income will be available against which the losses and deductible temporary differences can be utilized. Management’s judgment is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and the level of future taxable income together with future tax planning strategies. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 22

Share-based compensation The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield. Refer to note 26 for additional information on the assumptions used. 5. Business combinations Vend On April 16, 2021, the Company acquired all of the outstanding shares of Vend, a cloud-based retail management software company based in Auckland, New Zealand. The fair value of consideration of $371,869 consisted of $192,020 cash paid on the closing date, net of cash acquired, and 2,692,277 Common Shares, at a fair value of $66.89 per share, which is based on the quoted price of the Common Shares on the NYSE on the closing date. Transaction costs relating to due diligence fees, legal costs, accounting fees, advisory fees and other professional fees for the fiscal year ended March 31, 2021 amounting to $1,151 were incurred in relation to the acquisition, and $319 were incurred for the fiscal year ended March 31, 2022. These amounts have been included in general and administrative expenses in the Company's consolidated statements of loss and comprehensive loss. The results of operations of Vend have been consolidated with those of the Company as at April 16, 2021. The acquisition has been accounted for as a business combination in accordance with IFRS 3, Business Combinations, using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value. The purchase price allocation was based on management’s best estimates of the fair values of Vend’s assets and liabilities as at April 16, 2021. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 23

The following table summarizes the allocations of the consideration paid and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date: Current assets $ Cash and cash equivalents 12,753 Trade receivables and other assets 3,878 Total current assets 16,631 Property and equipment 868 Goodwill 293,664 Customer relationships 48,300 Software technology 43,700 Other long-term assets 437 Total assets 403,600 Current liabilities Accounts payable and accrued liabilities 4,241 Deferred revenue 5,961 Total current liabilities 10,202 Deferred tax liability 8,776 Total liabilities 18,978 Fair value of net assets acquired 384,622 Less: Cash acquired 12,753 Fair value of net assets acquired, less cash acquired 371,869 Paid in Common Shares of the Company 180,086 Paid in cash 192,020 Receivable from Vend (already received) (237) Fair value of consideration transferred 371,869 The goodwill related to the acquisition of Vend is composed of the benefits of increasing our strategic position by expanding our market presence, expected synergies in utilizing Vend technology in the Company’s product offerings, and integrating an assembled workforce that does not qualify for separate recognition. The goodwill is not deductible for tax purposes. The customer relationships of Vend and the software technology acquired are amortized on a straight-line basis over their estimated useful life of 6 years and 5 years, respectively. Right-of-use assets and lease liabilities of $2,761 were recorded by Lightspeed on the acquisition date of Vend. NuORDER On July 1, 2021, the Company acquired all of the outstanding shares of NuORDER, the provider of a digital platform that connects businesses and suppliers. The fair value of consideration transferred of $384,053 consisted of $207,118 cash paid on the closing date, net of cash acquired, and 2,143,393 Common Shares, at a fair value of $84.16 per share at the closing date, which is based on the quoted price of the Common Shares on the NYSE on the closing date. The issuance of an additional 500,629 Common Shares, at a fair value of $84.16 per share, is payable through July 2024 to certain employees contingent on continued employment of those employees and is accounted for as acquisition-related compensation expense. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 24

Transaction costs relating to due diligence fees, legal costs, accounting fees and other professional fees for the fiscal year ended March 31, 2022 amounting to $1,662 were incurred in relation to the acquisition. These amounts have been included in general and administrative expenses in the Company's consolidated statements of loss and comprehensive loss. The results of operations of NuORDER have been consolidated with those of the Company as at July 1, 2021. The acquisition has been accounted for as a business combination in accordance with IFRS 3, Business Combinations, using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value. The preliminary purchase price allocation was based on management’s best estimates of the fair values of NuORDER's assets and liabilities as at the acquisition date. The following table summarizes the preliminary allocations of the consideration paid and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date: Current assets $ Cash and cash equivalents 32,698 Accounts receivable and other assets 3,379 Total current assets 36,077 Property and equipment 310 Goodwill 300,516 Customer relationships 56,500 Software technology 48,200 Other long-term assets 598 Total assets 442,201 Current liabilities Accounts payable and accrued liabilities 5,080 Deferred revenue 6,737 Total current liabilities 11,817 Deferred revenue 379 Other long-term liabilities 249 Deferred tax liability 13,005 Total liabilities 25,450 Fair value of net assets acquired 416,751 Less: Cash acquired 32,698 Fair value of net assets acquired, less cash acquired 384,053 Paid in Common Shares of the Company 180,388 Paid in cash 207,118 Receivable from NuORDER (already partially received) (3,453) Fair value of consideration transferred 384,053 The goodwill related to the acquisition of NuORDER is composed of the expected synergies in utilizing NuORDER technology in the Company’s product offerings, the benefits of increasing our strategic position by expanding our market presence, and integrating an assembled workforce that does not qualify for separate recognition. The goodwill is not deductible for tax purposes. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 25

The customer relationships of NuORDER and the software technology acquired are amortized on a straight-line basis over their estimated useful life of 6 years and 5 years, respectively. Right-of-use assets and lease liabilities of $2,399 were recorded by Lightspeed on the acquisition date of NuORDER. The allocation of the purchase price to assets acquired and liabilities assumed was based upon a preliminary valuation for all items and may be subject to adjustment during the 12-month measurement period following the acquisition date given that the assessment of the fair value of the intangible assets, goodwill, acquired assets, and assumed liabilities is still ongoing. Ecwid On October 1, 2021, the Company acquired all of the outstanding shares of Ecwid, a California-based global eCommerce platform provider. The fair value of consideration transferred that was not contingent on the continued services of certain Ecwid personnel of $595,260 consisted of $161,922 cash paid on the closing date, net of cash acquired, and the issuance at closing of 4,471,586 Common Shares, at a fair value of $98.18 per share at the closing date, which is based on the quoted price of the Common Shares on the NYSE on the closing date. The Company also issued 371,088 Common Shares at closing, at a fair value of $98.18 per share, to certain Ecwid personnel, which Common Shares are subject to a right of buyback for nominal consideration in favour of the Company contingent on the continued services of such personnel over the next two years and are accounted for as acquisition-related compensation expense. An additional $12,805 in deferred cash consideration is payable, along with the future issuance of 41,410 Common Shares, at a fair value of $98.18 per share, to certain Ecwid personnel, which deferred cash consideration and Common Shares are also contingent on the continued services of such personnel over the next two years and are accounted for as acquisition-related compensation expense. In addition, a total of 49,875 restricted share units, at a fair value of $98.18 per restricted share unit, were granted to certain Ecwid personnel as acquisition consideration contingent on the continued services of such personnel over the next two years and were also accounted for as acquisition-related compensation expense. Transaction costs relating to due diligence fees, legal costs, accounting fees and other professional fees for the fiscal year ended March 31, 2022 amounting to $3,278 were incurred in relation to the acquisition. These amounts have been included in general and administrative expenses in the Company's consolidated statements of loss and comprehensive loss. The results of operations of Ecwid have been consolidated with those of the Company as at October 1, 2021. The acquisition has been accounted for as a business combination in accordance with IFRS 3, Business Combinations, using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value. The preliminary purchase price allocation was based on management’s best estimates of the fair values of Ecwid's assets and liabilities as at October 1, 2021. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 26

The following table summarizes the preliminary allocations of the consideration paid and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date: Current assets $ Cash and cash equivalents 9,261 Trade receivables and other assets 4,092 Total current assets 13,353 Property and equipment 525 Goodwill 543,160 Customer relationships 22,800 Software technology 49,300 Other long-term assets 168 Total assets 629,306 Current liabilities Accounts payable and accrued liabilities 3,715 Income tax payables 5,527 Deferred revenue 3,774 Total current liabilities 13,016 Deferred tax liability 11,769 Total liabilities 24,785 Fair value of net assets acquired 604,521 Less: Cash acquired 9,261 Fair value of net assets acquired, less cash acquired 595,260 Paid in Common Shares of the Company 439,020 Paid in cash 161,922 Receivable from Ecwid (already partially received) (5,682) Fair value of consideration transferred 595,260 The goodwill related to the acquisition of Ecwid is composed of the expected synergies in utilizing Ecwid technology in the Company’s product offerings, the benefits of increasing our strategic position by expanding our market presence, and integrating an assembled workforce that does not qualify for separate recognition. The goodwill is not deductible for tax purposes. The customer relationships of Ecwid and the software technology acquired are amortized on a straight-line basis over their estimated useful life of 5 years. As part of the acquisition, the Company negotiated indemnifications for the income tax payables and certain other liabilities assumed on acquisition totaling $5,660. The indemnification asset for these amounts are included in the receivable from Ecwid. The allocation of the purchase price to assets acquired and liabilities assumed was based upon a preliminary valuation for all items and may be subject to adjustment during the 12-month measurement period following the acquisition date given that the assessment of the fair value of the intangible assets, goodwill, acquired assets, and assumed liabilities is still ongoing. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 27

The amounts of revenues contributed by Vend, NuORDER and Ecwid from the dates of acquisition and included in the Company's consolidated statements of loss and comprehensive loss for the fiscal year ended March 31, 2022 is $76,107. The purchase price allocations of ShopKeep and Upserve were finalized during the fiscal year ended March 31, 2022. 6. Revenues The disaggregation of the Company’s revenue was as follows: 2022 2021 $ $ Subscription revenue 248,430 119,323 Transaction-based revenue 264,044 82,951 Hardware and other revenue 35,898 19,454 Total revenues 548,372 221,728 The Company discloses revenue by geographic area in note 30. Contract assets The amount of amortization of commission assets recognized as sales and marketing expense in the fiscal year ended March 31, 2022 is $8,138 (2021 – $6,183). The Company recorded a contract asset for discounts provided to customers at the inception of a contract of $4,139 included in other current assets and $5,591 included in other long-term assets as at March 31, 2022, with $3,679 being amortized into subscription revenue and transaction-based revenue for the fiscal year ended March 31, 2022 (2021 – $1,631 and $2,238 with $736 being amortized, respectively). Contract liabilities Revenue recognized that was included in the deferred revenue balance at the beginning of the years ended March 31, 2022 and 2021 is $43,116 and $36,622, respectively. 7. Direct cost of revenues 2022 2021 $ $ Subscription cost of revenue 72,192 31,756 Transaction-based cost of revenue 159,432 42,626 Hardware and other cost of revenue 45,575 19,677 Total direct cost of revenues 277,199 94,059 Subscription cost of revenue consists of support services provided by the Company to its customers and mostly consists of employee expenses and amounts paid to our third-party cloud service providers. Transaction-based cost of revenue consists of direct costs related to payment processing services, and employee expenses. Hardware and other cost of revenue consists Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 28 of costs associated with our hardware solutions, expenses related to implementation services provided to customers, and employee expenses. Inventories expensed during fiscal the year ended March 31, 2022 in direct cost of revenues amount to $35,832 (2021 – $17,234). 8. Government grants and subsidies Government assistance recognized as a reduction of expenses is as follows: 2022 2021 $ $ Direct cost of revenues 1,144 1,651 General and administrative 545 2,055 Research and development 2,692 5,871 Sales and marketing 358 3,851 Total government assistance 4,739 13,428 Government assistance includes research and development tax credits, grants, government subsidies due to COVID-19 and other incentives. 9. Employee compensation The total employee compensation comprising salaries and benefits, excluding government assistance, for the fiscal year ended March 31, 2022, was $341,851 (2021 - $169,809). Share-based compensation and related costs were included in the following expenses: 2022 2021 $ $ Direct cost of revenues 6,345 3,231 General and administrative 26,377 11,123 Research and development 29,705 10,941 Sales and marketing 46,639 19,460 Total share-based compensation and related costs 109,066 44,755 Included in the share-based compensation and related costs in the sales and marketing expense for the fiscal year ended March 31, 2022 was $10,801 for PSUs issued to the founders of NuORDER, with each tranche being tied to the continuing employment of the founders and, for applicable tranches, certain performance criteria being achieved. The amount recognized as an expense for the fiscal year ended March 31, 2022 for our defined contribution plans was $4,264 (2021 - $1,436). Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 29

10. Finance income and costs 2022 2021 $ $ Interest income 5,855 2,544 Interest expense (2,867) (2,897) Net interest income (expense) 2,988 (353) 11. Loss per share The Company has stock options and share awards as potentially-dilutive securities. Diluted net loss per share excludes all potentially-dilutive shares if their effect is anti-dilutive. As a result of net losses incurred, all potentially-dilutive securities have been excluded from the calculation of diluted net loss per share because including them would be anti-dilutive; therefore, basic and diluted number of shares is the same for the years ended March 31, 2022 and 2021. All outstanding potentially dilutive securities could potentially dilute loss per share in the future. 2022 2021 Issued Common Shares 148,661,312 128,528,515 Weighted average number of Common Shares (basic and diluted) 141,580,917 105,221,907 Net loss per share – basic and diluted ($2.04) ($1.18) The weighted average number of potential dilutive securities that are not included in the diluted per share calculations because they would be anti-dilutive was 10,515,666 stock options and share awards for the year ended March 31, 2022 (2021 - 7,934,988). 12. Other current assets 2022 2021 $ $ Restricted cash and restricted deposits 1,531 7,749 Prepaid expenses and deposits 20,478 10,458 Commission asset 8,959 4,000 Other 4,567 1,964 Total other current assets 35,535 24,171 Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 30

13. Trade and other receivables 2022 2021 $ $ Trade 22,894 15,477 Loss allowance (3,043) (3,519) Total trade receivables 19,851 11,958 Research and development tax credits receivable 4,195 6,605 Sales tax receivable 6,323 2,827 Merchant cash advances 6,300 2,309 Acquisition-related receivables 9,097 1,072 Total trade and other receivables 45,766 24,771 14. Leases The Company leases certain properties under non-cancellable lease agreements that relate to office spaces and vehicles. The remaining lease terms are between one and eight years. The roll-forward of lease right-of-use assets is as follows: 2022 2021 Cost $ $ Balance - Beginning of fiscal year 27,054 18,403 Additions 6,934 5,255 Acquired in business combinations 5,160 7,439 Modifications to and disposals of lease contracts (1,863) (4,373) Exchange differences (284) 330 Balance - End of fiscal year 37,001 27,054 Accumulated depreciation Balance - Beginning of fiscal year 5,848 2,446 Depreciation charge 7,743 3,876 Modifications to and disposals of lease contracts (2,071) (544) Exchange differences (58) 70 Balance - End of fiscal year 11,462 5,848 Cost, net accumulated depreciation Balance - Beginning of fiscal year 21,206 15,957 Balance - End of fiscal year 25,539 21,206 Offices 24,655 20,355 Vehicles 884 851 Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 31

Lightspeed Commerce Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021
(expressed in thousands of US dollars, except number of shares)

The maturity analysis of lease liabilities as at March 31, 2022 is as follows:

Fiscal Year	$
2023	7,633
2024	6,032
2025	5,165
2026	3,583
2027	2,395
2028 and thereafter	5,862
Total minimum payments	30,670

Expenses relating to short-term leases, including those excluded due to the election of the practical expedient, as well as variable lease payments not included in the measurement of lease liabilities, were approximately $3,455 for the fiscal year ended March 31, 2022 (2021 - $2,000). The interest expense for the fiscal year ended March 31, 2022 was $1,204 (2021 - $1,048).

15. Property and equipment

2022

	Furniture	Equipment	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost					
As at March 31, 2021	2,177	1,759	6,460	7,451	17,847
Additions	19	461	3,564	7,360	11,404
Acquired through business combinations	308	—	1,122	273	1,703
Disposals	(190)	(245)	(1,949)	(1,532)	(3,916)
As at March 31, 2022	2,314	1,975	9,197	13,552	27,038
Accumulated depreciation					
As at March 31, 2021	1,004	1,181	4,441	2,879	9,505
Depreciation	612	406	2,722	1,253	4,993
Disposals	(190)	(245)	(1,949)	(1,532)	(3,916)
As at March 31, 2022	1,426	1,342	5,214	2,600	10,582
Net book value as at March 31, 2022	888	633	3,983	10,952	16,456

32

Lightspeed Commerce Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021
(expressed in thousands of US dollars, except number of shares)

2021

	Furniture	Equipment	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost					
As at March 31, 2020	1,848	1,754	4,620	6,793	15,015
Additions	15	5	1,259	412	1,691
Acquired through business combinations	314	—	581	246	1,141
As at March 31, 2021	2,177	1,759	6,460	7,451	17,847
Accumulated depreciation					
As at March 31, 2020	763	1,031	3,355	1,877	7,026
Depreciation	241	150	1,086	1,002	2,479
As at March 31, 2021	1,004	1,181	4,441	2,879	9,505
Net book value as at March 31, 2021	1,173	578	2,019	4,572	8,342

16. Intangible assets

2022

	Acquired software technologies	Customer relationships	Total
	$	$	$
Cost			
As at March 31, 2021	72,884	220,090	292,974
Acquired through business combinations	141,200	127,600	268,800
Exchange differences	(503)	(1,734)	(2,237)
As at March 31, 2022	213,581	345,956	559,537
Accumulated amortization			
As at March 31, 2021	30,640	27,841	58,481
Amortization	36,700	55,112	91,812
Exchange differences	(65)	(259)	(324)
As at March 31, 2022	67,275	82,694	149,969
Net book value as at March 31, 2022	146,306	263,262	409,568

33

2021 Acquired software technologies Customer relationships Total $ $ $ Cost As at March 31, 2020 39,591 50,470 90,061 Acquired through business combinations 31,700 165,499 197,199 Exchange differences 1,593 4,121 5,714 As at March 31, 2021 72,884 220,090 292,974 Accumulated amortization As at March 31, 2020 19,974 7,268 27,242 Amortization 10,242 19,886 30,128 Exchange differences 424 687 1,111 As at March 31, 2021 30,640 27,841 58,481 Net book value as at March 31, 2021 42,244 192,249 234,493 17. Goodwill As at March 31, 2021, the goodwill balance was $971,939 and increased to $2,104,368 as at March 31, 2022 due to an increase of $293,664 arising from the Vend acquisition, $300,516 from the NuORDER acquisition and $543,160 from the Ecwid acquisition, and an exchange difference of $4,911. Impairment analysis The Company completed its annual impairment test of goodwill as of December 31, 2021 using a fair value less costs of disposal model. There were no indicators of impairment between December 31, 2021, the date on which the Company completed its annual impairment test of goodwill, and March 31, 2022. Tests performed on the Segment, as defined in note 3, demonstrated no impairment of goodwill for the years ended March 31, 2022 and 2021. The following key assumptions were used to determine recoverable amount for the impairment test performed during the year ended March 31, 2022: Pre-Tax Discount Rate Terminal Value Multiple Revenue Growth Rate Assumptions 30% 8 32 % Fair value is based on a discounted cash flow model involving several key assumptions that were used in the test for goodwill impairment. Adjusted EBITDA was determined as a valuation basis, measuring a five-year projection based on actual year-end amounts and management’s best estimates. A terminal value was calculated based on revenues, with a weighted average cost of capital reflecting the current market assessment being used. The costs to sell were assumed to be Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 34

2.5% of the fair value amount. The carrying value of the Segment was compared with the fair value less cost of sale to test for impairment. No reasonably possible change in the key assumptions used in determining the recoverable amount would result in any impairment of goodwill. The Company reassessed its key assumptions as at March 31, 2022. The Terminal Value Multiple would have been reduced from 8 to 5 which would not result in a change to the conclusion that there is no impairment of goodwill. 18. Other long-term assets 2022 2021 $ $ Restricted cash 260 1,325 Prepaid expenses and deposits 5,945 2,707 Commission asset 9,604 5,234 Contract asset 5,591 2,238 Total other-long term assets 21,400 11,504 19. Accounts payable and accrued liabilities 2022 2021 $ $ Trade 39,245 22,085 Accrued compensation and benefits 25,238 20,409 Accrued payroll taxes on share-based compensation 3,594 5,689 Acquisition-related payables 5,527 13,792 Other 4,703 3,077 Total accounts payable and accrued liabilities 78,307 65,052 20. Credit facility The Company has credit facilities with the Canadian Imperial Bank of Commerce (“CIBC”), which include a $25,000 demand revolving operating credit facility (the “Revolver”) and a $50,000 stand-by acquisition term loan, $20,000 of which is uncommitted (the “Acquisition Facility”, and together with the Revolver, the “Credit Facilities”). The Revolver is available for draw at any time during the term of the Credit Facilities. The Acquisition Facility was drawn for $30,000 in January 2020 for the acquisition of Gastrofix and will mature 60 months thereafter. The interest rate on the current Acquisition Facility is equal to LIBOR +3%. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 35

Financial regulatory authorities have announced a transition away from IBORs towards alternative risk-free rates. Since the Acquisition Facility is based on LIBOR + 3% and the IBOR transition will result in the end of the oversight of this benchmark interest rate, the contractual terms of the Acquisition Facility are expected to be amended with an alternative benchmark. While no replacement rate has been agreed to as of yet, the Company is currently exploring its options regarding alternative benchmarks. The LIBOR benchmark used for the Acquisition Facility is expected to come to an end as of June 30, 2023. The financing costs related to the Credit Facilities are netted against the principal and are being amortized over the 60- month term. The Credit Facilities are subject to certain general and financial covenants, including the delivery of annual audited consolidated financial statements to the holders. The Credit Facilities are secured by all material assets of the Company. The Company was in compliance with covenants as at March 31, 2022. 21. Share capital As at March 31, 2022, the Company had 148,661,312 Common Shares issued and outstanding, unlimited shares authorized (2021 – 128,528,515). The Company’s authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series. Common Shares The Common Shares consist of Subordinate Voting Shares with no par value. The holders of outstanding Common Shares are entitled to one vote per share and are entitled to receive dividends at such times and in such amounts and form as the Board may from time to time determine, but subject to the rights of the holders of any preferred shares. Preferred Shares The preferred shares are issuable at any time and from time to time in one or more series. The Board is authorized to fix before issue the number of, the consideration per share of, the designation of, and the provisions attaching to, the preferred shares of each series, which may include voting rights, the whole subject to the issue of a certificate of amendment setting forth the designation and provisions attaching to the preferred shares or shares of the series. Fiscal 2022 New Issue Offering On August 11, 2021, the Company completed a public offering of Subordinate Voting Shares in the United States and Canada through the issuance of new shares. The public offering consisted of an aggregate of 8,855,000 Subordinate Voting Shares, including the exercise in full by the underwriters of their over-allotment option on August 13, 2021, to purchase 1,155,000 additional Subordinate Voting Shares. The Subordinate Voting Shares were issued from treasury for gross proceeds of $823,515 for the Company, with share issuance costs (including the underwriters' fee and other expenses related to the offering) for the Company amounting to $33,042. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 36

Fiscal 2021 Initial Public Offering on the New York Stock Exchange On September 15, 2020, the Company completed an initial public offering on the NYSE and issued 10,896,196 Subordinate Voting Shares for a total gross consideration of $332,334, including 896,196 Subordinate Voting Shares issued upon the partial exercise of the underwriters’ over-allotment option which accounted for total gross consideration of $27,334. Share issuance costs amounted to $18,044. A secondary sale of 2,142,808 Subordinate Voting Shares by certain shareholders was also made on the same day for gross consideration of $65,356, with the underwriting fees relating to their shares being paid by the selling shareholders. This secondary sale included the conversion of 238,456 Multiple Voting Shares into Subordinate Voting Shares. Automatic Conversion of Multiple Voting Shares The Company previously had Multiple Voting Shares issued and outstanding, but all such Multiple Voting Shares were automatically converted into Subordinate Voting Shares on a one-for-one basis on December 1, 2020 as a result of reaching the automatic conversion ownership threshold attached to the Multiple Voting Shares, all in accordance with their terms. As a result of such automatic conversion, the Subordinate Voting Shares are the Company’s only class of shares issued and outstanding, and they continue to carry one vote per share. Pursuant to the terms of the Company’s restated articles of incorporation, upon the automatic conversion of all of its issued and outstanding Multiple Voting Shares, the authorized and unissued Multiple Voting Shares as a class were automatically deleted entirely from the Company’s authorized capital, together with the rights, privileges, restrictions and conditions attaching thereto, such that as at March 31, 2021, the Company has only two classes of shares authorized for issuance, being the Subordinate Voting Shares and the preferred shares. New Issue and Secondary Offering On February 12, 2021, the Company completed a marketed public offering of Subordinate Voting Shares in the United States and Canada through the issuance of new shares and a sale of shares held by certain shareholders, including DHIDasilva Holdings Inc. (a company controlled by our founder and Executive Chair) and certain members of management. The marketed public offering consisted of an aggregate of 9,660,000 Subordinate Voting Shares, including the exercise in full by the underwriters of their over-allotment option to purchase 1,260,000 additional Subordinate Voting Shares. A total of 8,860,000 Subordinate Voting Shares were issued from treasury for gross proceeds of $620,200 for the Company, with share issuance costs (including the underwriters' fee and other expenses related to the offering) for the Company amounting to $26,202. A sale of 800,000 Subordinate Voting Shares by DHIDasilva Holdings Inc. and certain members of management was also made on the same day for gross proceeds of $56,000, with the underwriting fees relating to their shares being paid by the selling shareholders. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 37

22. Accumulated other comprehensive income Foreign currency differences on translation of foreign operations Hedging reserve Total accumulated other comprehensive income (loss) 2022 2021 2022 2021 2022 2021 $ $ $ $ $ $ Balance - Beginning of fiscal year 9,715 (6,271) — — 9,715 (6,271) Other comprehensive income (loss) (7,061) 15,986 23 — (7,038) 15,986 Balance - End of fiscal year 2,654 9,715 23 — 2,677 9,715 23. Income taxes Income tax expense (recovery) includes the following components: 2022 2021 $ $ Current United States 1,225 33 Europe (138) 140 Other 16 (7) 1,103 166 Deferred Canada (11) (55) United States (22,038) (61) Europe (1,229) (3,883) New Zealand (4,746) — Other — (1,959) (28,024) (5,958) Total income tax recovery (26,921) (5,792) The income tax expense (recovery) reported, which includes foreign taxes, differs from the amount of the income tax expense (recovery) computed by applying Canadian statutory rates as follows: Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 38

2022 2021 $ $ Loss before income taxes (315,354) (130,070) Statutory tax rate 26.5% 26.5 % Income tax recovery at the statutory tax rate (83,589) (34,486) Impact of rate differential of foreign jurisdiction 7,078 1,570 Non-deductible share-based compensation and related costs 20,208 9,257 Acquisition-related compensation and transaction costs 1,480 5,080 Other non-deductible expenses (credits) and non-taxable amounts (496) 590 Changes in unrecognized benefits of deferred tax assets 27,972 11,403 Impact of foreign exchange and other 426 794 Total income tax recovery (26,921) (5,792) Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows: 2022 2021 Deferred tax assets $ $ Property and equipment 2,402 2,115 Non-capital losses carried forward 78,292 41,308 Lease liabilities 6,354 6,073 Deferred revenue 1,217 1,011 Interest expenses carried forward 5,852 5,188 Others 6,338 2,288 Total deferred tax assets 100,455 57,983 Deferred tax liabilities Property and equipment (299) (54) Intangible assets (97,647) (50,476) Lease right-of-use assets (5,140) (5,000) Other (4,048) (3,639) Total deferred tax liabilities (107,134) (59,169) Net deferred tax liabilities (6,679) (1,186) As presented on the consolidated balance sheets: Deferred tax assets 154 170 Deferred tax liabilities (6,833) (1,356) Net deferred tax liabilities (6,679) (1,186) Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 39

2022 Balance as at March 31, 2021 Charged (credited) to consolidated statement of loss Business acquisitions and other Balance as at March 31, 2022 $ $ $ $ Deferred tax assets (liabilities) continuity Property and equipment 2,061 75 (33) 2,103 Intangible assets (50,476) 22,042 (69,213) (97,647) Lease liabilities 6,073 5 276 6,354 Lease right-of-use assets (5,000) 86 (226) (5,140) Non-capital losses carried forward 41,308 3,439 33,545 78,292 Deferred revenue 1,011 206 — 1,217 Interest expenses carried forward 5,188 664 — 5,852 Other (1,351) 1,507 2,134 2,290 Net deferred tax liabilities (1,186) 28,024 (33,517) (6,679) 2021 Balance as at March 31, 2020 Charged (credited) to consolidated statement of loss Business acquisitions and other Balance as at March 31, 2021 $ $ $ $ Deferred tax assets (liabilities) continuity Property and equipment 1,696 321 44 2,061 Intangible assets (15,403) 7,191 (42,264) (50,476) Lease liabilities 3,557 2,516 — 6,073 Lease right-of-use assets (3,226) (1,774) — (5,000) Non-capital losses carried forward 8,159 (1,290) 34,439 41,308 Deferred revenue — — 1,011 1,011 Interest expenses carried forward — 2,649 2,539 5,188 Other (1,252) (3,655) 3,556 (1,351) Net deferred tax liabilities (6,469) 5,958 (675) (1,186) The Company has accumulated other deductible temporary differences of $60,237 (2021 – $46,412) for Canadian tax purposes for which no deferred tax asset is recognized. The Company has accumulated research and development expenditures of $15,456 (2021 – $13,508) for Canadian federal income tax purposes. These expenditures are available to reduce future taxable income and have an unlimited carryforward period. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 40

2022 2021 Calendar year in which the losses begin to expire $ $ Non-capital loss carryforwards Canada 151,096 73,737 2034 Belgium 41,928 40,383 No expiry Netherlands 38,213 31,105 2024 United States 366,680 236,149 2035 Germany 21,289 21,219 No expiry Switzerland 36,139 13,042 2023 New Zealand 57,366 — No expiry United Kingdom 9 — No expiry Australia 8,569 5,367 No expiry Total non-capital loss carryforwards 721,289 421,002 As at March 31, 2022, the Company and its subsidiaries have non-capital losses of $394,067 (2021 - $253,813) available to reduce future taxable income for which the benefits have not been recognized. From this amount, $226,403 (2021 - $185,666) expires from calendar year 2023 to 2041, while $167,664 (2021 - $68,147) has no expiry date. We have identified additional financing costs related to Fiscal 2021 that are deductible for tax purposes and were not previously disclosed. As a result, we have revised amounts previously disclosed in the income tax note for accumulated deductible temporary differences for Canadian tax purposes from $13,272 to $46,412, and Canadian non-capital loss carryforwards from $65,452 to $73,737. In addition, we have identified additional share-based payments related to Fiscal 2021 that are deductible for tax purposes and were not previously disclosed. As a result, we have revised amounts previously disclosed in the income tax note for United States non-capital loss carryforwards from $209,422 to $236,149. The cumulative impact of the additional financing costs and deductible share-based payments impacted the non-capital losses available to reduce future taxable income for which the benefits have not been recognized from $218,801 to $253,813. In addition, we have updated the amount of non-capital losses with an expiration period from $177,381 to $185,666 and the amount of non-capital losses without expiration from $41,420 to $68,147. Government assistance The Company incurred research and development expenditures and e-business development expenses which are eligible for tax credits. The tax credits recorded are based on management’s estimate of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. For the fiscal year ended March 31, 2022, the Company recorded a Canadian provision for refundable tax credits of $3,933 (2021 – $3,146). This amount has been recorded as a reduction of research and development and e-business development expenditures for the year. As at March 31, 2022, the Company has available Canadian federal non-refundable investment tax credits of $2,548 (2021 – $2,230) related to research and development expenditures which may be used to reduce Canadian federal and provincial income taxes payable in future years. These non-refundable investment tax credits begin to expire in calendar Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 41 year 2033. The Company also has a non-refundable e-business tax credit of $3,772 (2021 – $2,857) expiring on various dates starting in calendar year 2035. The benefits of these non-refundable investment tax credits have not been recognized. 24. Commitments Obligations under leases Refer to note 14 for the maturity analysis of lease liabilities as at March 31, 2022. In addition to the obligations under lease liabilities, the Company is subject to short-term leases and variable lease payments. The total amount of these payments over the next five years, as at March 31, 2022, is $8,000. Commitments In addition to the obligations under leases, the Company is subject to various non-cancelable service agreements with minimum spend commitments. The amount of the minimum fixed and determinable portion of the material unconditional purchase obligations over the next five years, as at March 31, 2022, is $32,730 with payment processors and $60,579 with service providers. 25. Contingencies and Provisions Contingencies Beginning in October 2021, the Company and certain of the Company's officers and directors were named as defendants to an application for authorization to bring a securities class action filed before the Superior Court of Quebec, and the Company and certain of the Company's officers and directors were named as defendants in a securities class action brought in U.S. district court for the Eastern District of New York (a separate action brought in the Southern District of New York was voluntarily dismissed after a lead plaintiff was appointed in the Eastern District of New York action). The application and action are sought on behalf of purchasers of our Common Shares, and are based upon allegations that the defendants made false and/or misleading statements to the public and seek unspecified damages. The Company and management intend to vigorously defend against each of these proceedings. On October 22, 2021, CloudofChange, LLC, a non-practising entity, filed a patent infringement lawsuit against the Company in the Western District of Texas. The patents at issue in the suit include U.S. Patents Nos. 9,400,640, 10,083,012 and 11,226,793. These patents generally relate to web-based point of sale builder systems. The Company and management intend to vigorously defend against the action. Based on the preliminary nature of the proceedings in the above mentioned matters, the outcomes remain uncertain and have not been provisioned for. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 42

Provisions A provision of $1,775 is included in accounts payable and accrued liabilities as disclosed in note 19 in respect of the settlement of a threatened litigation against one of the Company’s subsidiaries. Lightspeed was indemnified against the potential liability resulting therefrom as part of the acquisition of the subsidiary and the full potential amount of such liability was recovered as part of an indemnification payment received by the Company during the fiscal year ended March 31, 2022. The Company settled a provision of $1,487 during the fiscal year ended March 31, 2022 in respect of a litigation matter settled without any admission of wrongdoing by the Company. The Company was partially insured against potential liability in the matter and received an insurance payment of $516 during the fiscal year ended March 31, 2022. The settlement amount paid, net of the insurance payment received, was recognized within general and administrative expenses in the consolidated statements of loss and comprehensive loss. The Company is involved in other litigation and claims in the normal course of business. Management is of the opinion that any resulting provisions and ultimate settlements would not materially affect the financial position and operating results of the Company. Restructuring During the fiscal year ended March 31, 2022, the Company announced a restructuring plan for its operations. The restructuring expense consists entirely of costs related to terminations of employment for a total of $803 as at March 31, 2022 (2021 - $1,760). 26. Share-based compensation (numbers of shares and awards are presented in per share and per award amounts) In 2012, the Company established the 2012 option plan (which was amended in 2015, 2019 and 2021) (the “2012 Legacy Option Plan”). In 2016, in connection with the grant of options to two senior executives of the Company, the Company established the 2016 option plan (which was amended in 2019) (the “2016 Legacy Option Plan” and, together with the 2012 Legacy Option Plan, the “Legacy Option Plans”). Employee stock option grants under the Legacy Option Plans generally vest as to 25% a year annually over four years and have a term of seven years. In connection with the Company's initial public offering in Canada (the "IPO"), the Legacy Option Plans were amended such that outstanding options granted thereunder are exercisable for Common Shares and no further awards can be made under the Legacy Option Plans. In connection with the IPO, an omnibus incentive plan (as amended and restated, the “Omnibus Incentive Plan”) was adopted. The Omnibus Incentive Plan was amended and restated in November 2019 to give effect to certain housekeeping amendments. The Omnibus Incentive Plan was amended and restated in September 2020 to convert such plan from a "fixed plan" to a "rolling plan", whereby the maximum number of Common Shares of the Company which may be reserved and set aside for issuance under such plan and the Legacy Option Plans were changed from a fixed number of Common Shares to a maximum aggregate number of Common Shares equal to 15% of all Common Shares issued and outstanding from time to time on a non-diluted basis. On that basis, as at March 31, 2022, the maximum number of Common Shares available under the Omnibus Incentive Plan and the Legacy Option Plans was 22,299,196. In February 2021, the Omnibus Incentive Plan was updated to amend certain definitions. The Omnibus Incentive Plan allows the Board to grant long-term equity-based awards to eligible participants in the form of stock options, RSUs, DSUs, and PSUs. All options granted under the Omnibus Incentive Plan have an exercise price determined and approved by the Board at the time of grant, which cannot be less than the market price of a Common Share on the date of the grant. Employee stock options under the Omnibus Incentive Plan generally vest as to 25% on the first anniversary of the grant date and then monthly thereafter for 36 months until fully vested or monthly for 48 months until Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 43 fully vested, are granted with a term of seven years and settled via the issuance of new Common Shares upon exercise. In some instances, the Company has granted stock options with other non-standard vesting schedules. A portion of stock option grants under the Omnibus Incentive Plan vest as to 20% on the first anniversary, 25% on the second and third anniversaries and 30% on the fourth anniversary of the grant date. Each RSU, DSU and PSU evidences the right to receive one Common Share (issued from treasury or purchased on the open market), cash based on the value of a Common Share or a combination thereof at some future time. RSUs under the Omnibus Incentive Plan generally vest as to 30% either on the first anniversary of the grant date or spread over each of the first four quarterly anniversaries of the grant date, followed in either case by eight equal quarterly tranches until fully vested. In some instances, the Company has granted RSUs with other non-standard vesting schedules. PSU vesting is conditional on the attainment of specified performance metrics determined by the Board. RSUs and PSUs must be settled before the date that is three years after the last day of the calendar year in which the performance of services for which the RSUs or PSUs were granted, occurred. DSUs generally vest on the grant date and must be settled after the termination date of the holder, but prior to the last day of the calendar year following such termination date. Each of RSUs, DSUs and PSUs may be settled via the issuance of shares, cash or a combination thereof at the discretion of the Board. In connection with the acquisition of ShopKeep, the Company assumed the ShopKeep Plan. The assumed options were converted based on the option exchange ratio calculated in accordance with the definitive merger agreement into options to purchase the Company's Common Shares with corresponding adjustments made to (i) the number of shares issuable upon exercise of each assumed option and (ii) the exercise price of each such assumed option. A total of 1,226,214 Common Shares were reserved under the ShopKeep Plan. Immediately prior to the acquisition of ShopKeep, the ShopKeep Plan was amended such that outstanding options granted thereunder are exercisable for Common Shares and no further awards can be made under the ShopKeep Plan. The Company has also made grants of stock options and RSUs without shareholder approval in compliance with an allowance under the rules of the TSX as inducements for executive officers to enter into contracts of full-time employment with the Company. The terms of such grants generally align with the terms governing grants of comparable awards under the Omnibus Incentive Plan, though a separate share reserve is maintained for issuance in connection with the exercise or settlement of such awards. The Company has also made grants of long-term, multi-year performance-based stock options to its newly appointed Chief Executive Officer, and its newly promoted Chief Operating Officer and Chief Financial Officer. Such options will vest over an approximately 5-year time period and only upon achievement of predetermined performance criteria. The options were granted in accordance with the Omnibus Incentive Plan, with the exercise price determined and approved by the Board at the time of grant, which exercise prices were not less than the fair market price of a Common Share on the date of grant. The options have a term of seven years and are settled via the issuance of Common Shares upon exercise. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 44

Lightspeed Commerce Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021
(expressed in thousands of US dollars, except number of shares)

The stock option activity and the weighted average exercise price are summarized as follows:

	2022		2021	
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding – Beginning of year*	6,796,039	24.56	7,557,574	15.38
Granted**	7,920,684	49.47	2,183,108	41.55
Assumed through business combination	—	—	1,226,214	6.40
Exercised	(1,061,359)	16.48	(2,951,034)	7.12
Forfeited	(1,832,054)	47.84	(1,219,823)	22.48
Outstanding – End of fiscal year	11,823,310	38.37	6,796,039	24.48
Exercisable – End of fiscal year	2,600,818	23.05	1,523,685	17.40

*the 2022 beginning of year weighted average exercise price was adjusted from the prior year closing weighted average exercise price to account for the CAD to USD foreign exchange rate used when calculating the current fiscal years weighted average exercise prices.

**Included in the stock options granted in the year were 2,500,000 stock options with vesting dependent on market conditions tied to the Company's future share price performance.

The RSU, DSU and PSU activity and the weighted average grant date fair values as at March 31, 2022 are summarized as follows:

	2022		2022		2022	
	RSU		DSU		PSU	
	Number of awards	Weighted average grant date fair value $	Number of awards	Weighted average grant date fair value $	Number of awards	Weighted average grant date fair value $
Outstanding – Beginning of year	939,833	44.93	14,751	26.68	75,182	24.90
Granted	3,016,792	48.89	20,227	47.14	953,290	28.73
Released	(219,208)	52.19	(557)	73.39	(51,094)	24.97
Forfeited	(423,286)	55.50	—	—	(24,088)	24.75
Outstanding – End of year	3,314,131	46.71	34,421	37.95	953,290	28.73

45

Lightspeed Commerce Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)

The RSU, DSU and PSU activity and the weighted average grant date fair values as at March 31, 2021 are summarized as follows:

	2021		2021		2021	
	RSU		DSU		PSU	
	Number of awards	Weighted average grant date fair value	Number of awards	Weighted average grant date fair value	Number of awards	Weighted average grant date fair value
		$		$		$
Outstanding – Beginning of year	117,769	24.67	7,109	25.66	84,326	24.75
Granted	989,384	45.73	7,642	27.64	66,038	25.09
Released	(36,515)	32.17	—	—	(51,094)	24.97
Forfeited	(130,805)	36.30	—	—	(24,088)	24.75
Outstanding – End of year	939,833	44.93	14,751	26.68	75,182	24.90

The fair value of stock options granted to employees, excluding stock options that contain market conditions, was estimated at the dates of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2022	2021
Expected volatility	47.25%	45.55%
Risk-free interest rate	1.04%	0.38%
Expected option life	4.07 years	4.27 years
Expected dividend yield	0%	0%
Forfeiture rate	27.07%	28.51%

The fair value of stock options granted to employees with vesting dependent on market conditions tied to the Company's future share price performance is measured using the Monte Carlo pricing model to estimate the Company's potential future share price. This model leverages assumptions that the expected volatility of the share price is 41% and the expected option life is 7 years.

The fair value of stock options, RSUs, DSUs and PSUs granted in the fiscal year ended March 31, 2022 amounted to $318,233 (2021 – $79,581). The initial aggregate fair value of options, RSUs and PSUs forfeited in the fiscal year ended March 31, 2022 amounted to $55,967 (2021 – $13,053). For the fiscal year ended March 31, 2022, share-based compensation expense of $108,916 (2021 – $32,739) was recorded in the consolidated statements of loss and comprehensive loss with a corresponding credit to additional paid-in capital.

As at March 31, 2022, the total remaining unrecognized share-based compensation expense amounted to $147,052 (2021 – $45,365), which will be amortized over the weighted average remaining requisite service period of 1.90 years (2021 – 1.44 years).

46

Lightspeed Commerce Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021
(expressed in thousands of US dollars, except number of shares)

The following table summarizes information with respect to stock options outstanding and stock options exercisable as at March 31, 2022:

	Options outstanding			Options exercisable		
Exercise price	**Number of options**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price**	**Number of options**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price**
$			**$**			**$**
0.30 to 21.90	2,735,944	4.82	11.60	1,017,325	3.28	5.02
21.91 to 27.52	2,137,518	5.67	24.29	796,323	5.12	24.90
27.53 to 33.19	2,238,268	6.34	30.75	302,339	4.94	28.71
33.20 to 65.89	1,855,419	6.25	45.76	286,652	5.07	38.86
65.90 to 94.03	2,856,161	6.22	75.73	198,179	6.14	76.67
Total	11,823,310	5.82	38.37	2,600,818	4.45	23.05

The following table summarizes information with respect to stock options outstanding stock options exercisable as at March 31, 2021:

	Options outstanding			Options exercisable		
Exercise price	**Number of options**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price**	**Number of options**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price**
$			**$**			**$**
0.30 to 4.86	1,551,131	4.51	3.95	419,063	3.94	3.09
4.87 to 24.52	1,334,262	5.35	14.22	472,154	5.36	14.77
24.53 to 26.73	1,424,350	5.92	25.82	308,005	5.83	25.53
26.74 to 33.52	1,308,231	5.95	29.54	179,099	5.87	28.73
33.53 to 72.94	1,178,065	6.30	55.88	145,364	5.47	35.96
Total	6,796,039	5.56	24.48	1,523,685	5.13	17.40

27. Related party transactions

Key management personnel includes the C-Level executives, and other Executive Vice-Presidents. Other related parties include close family members of the key management personnel and entities controlled by the key management personnel.

The executive compensation expense to the top five key management personnel is as follows:

	2022	**2021**
	$	**$**
Short-term employee benefits	2,914	1,732
Share-based payments	21,251	4,200
Total compensation paid to key management personnel	24,165	5,932

47

28. Financial instruments Fair value The Company measures the fair value of certain of its financial assets and financial liabilities using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value. The different levels of the fair value hierarchy are defined as follows: Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2: Other techniques for which inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability; Level 3: Techniques which use inputs that have a significant effect on the recognized fair value that require the Company to use its own assumptions about market participant assumptions. The Company estimated the fair value of its financial instruments as described below. The fair value of cash and cash equivalents, restricted cash, trade receivables, trade accounts payable, accrued compensation and benefits, and other accruals is considered to be equal to their respective carrying values due to their short-term maturities. The fair value of accrued payroll taxes on share-based compensation approximates its carrying value as at March 31, 2022 and 2021. Recurring fair value measurements The fair value of foreign exchange forward contracts was determined based on Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates. The fair value of merchant cash advances was determined based on Level 3 inputs by calculating the present value of the future estimated cash flows based on the terms of the agreements. Contingent consideration On January 7, 2020, the Company acquired Gastrofix, a cloud-based POS hospitality software provider in Germany. The amount included in the purchase price related to the estimated fair value of contingent consideration was nil. The contingent consideration was valued by the Company using a discounted cash flow model under the income approach, and is calculated based on estimates of future revenue performance. The maximum potential contingent consideration payout was $10,030 over the two years following the acquisition. The fair value of the contingent consideration, if above nil, is presented as a component of accounts payable and accrued liabilities on the consolidated balance sheets. The change in the fair value of the contingent consideration, if any, is recognized within general and administrative expenses in the consolidated statements of loss and comprehensive loss. The conditions surrounding the contingent consideration were not satisfied and no contingent consideration was paid by the Company. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 48

Lightspeed Commerce Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021
(expressed in thousands of US dollars, except number of shares)

As at March 31, 2022 and 2021 , financial instruments measured at fair value in the consolidated balance sheets were as follows:

	March 31, 2022			March 31, 2021		
	Fair value hierarchy	Carrying amount	Fair value	Fair value hierarchy	Carrying amount	Fair value
		$	$		$	$
Assets:						
Cash and cash equivalents	Level 1	953,654	953,654	Level 1	807,150	807,150
Restricted cash and restricted deposits	Level 1	1,791	1,791	Level 1	9,074	9,074
Merchant cash advances	Level 3	6,300	6,300	Level 3	2,309	2,309
Foreign exchange forward contracts	Level 2	23	23	—	—	—
Liabilities:						
Contingent consideration	—	—	—	Level 3	0	0

Credit and concentration risk

Generally, the carrying amount on the consolidated balance sheet of the Company's financial assets exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.

The Company's credit risk is primarily attributable to its cash and cash equivalents and trade receivables. The Company does not require a guarantee from its customers. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions. The Company does not hold any collateral as security.

Due to the Company's diverse customer base, there is no particular concentration of credit risk related to the Company's trade receivables. Moreover, trade receivable balances are managed and analyzed on an ongoing basis to ensure the loss allowance is established and maintained at an appropriate amount.

The Company maintains a loss allowance for a portion of trade receivables when collection becomes doubtful on the basis described in note 3. As described in that note, the ECL includes forward-looking factors specific to the debtors and the economic environment.

In the fiscal year ended March 31, 2022, potential effects from the COVID-19 pandemic and spread or resurgences of variants of the COVID-19 virus on the Company's credit risk have been considered and have resulted in an increase to its allowance for ECLs from what the allowance would have been without factoring in the effects of the COVID-19 pandemic. The Company continues its assessment given the uncertainty of COVID-19's global impact.

49

Lightspeed Commerce Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021
(expressed in thousands of US dollars, except number of shares)

The loss allowance as at March 31, 2022 and 2021 was determined as follows:

2022

	Not past due	0–30	30–60	60–90	90–180	180+
Expected loss rate	3%	14%	46%	64%	68%	70%
Gross carrying amount	17,279	2,212	617	213	577	1,996
Loss allowance	518	310	284	136	392	1,403

2021

	Not past due	0–30	30–60	60–90	90–180	180+
Expected loss rate	3%	14%	41%	55%	63%	67%
Gross carrying amount	9,328	1,087	917	231	1,156	2,758
Loss allowance	280	152	376	127	728	1,856

Changes in the loss allowance were as follows:

	2022 $	2021 $
Balance – Beginning of fiscal year	3,519	2,878
Increase	1,603	2,777
Write-offs	(2,079)	(2,136)
Balance – End of fiscal year	3,043	3,519

Liquidity risk

The Company is exposed to the risk of being unable to honour its financial commitments by the deadlines set, under the terms of such commitments and at a reasonable price. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.

50

Lightspeed Commerce Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021
(expressed in thousands of US dollars, except number of shares)

As at March 31, 2022 and 2021, the maturity analysis of financial liabilities represented the following:

2022

	<1 Year $	1 to 3 Years $	4 to 5 Years $	>5 Years $	Total $
Accounts payable and accrued liabilities	78,307	—	—	—	78,307
Accrued payroll taxes on share-based compensation	—	1,007	—	—	1,007
Long-term debt	—	30,000	—	—	30,000

2021

	<1 Year $	1 to 3 Years $	4 to 5 Years $	>5 Years $	Total $
Accounts payable and accrued liabilities	65,052	—	—	—	65,052
Accrued payroll taxes on share-based compensation	—	3,154	—	—	3,154
Long-term debt	—	—	30,000	—	30,000

For the maturity analysis of lease liabilities, see note 14. Details of contractual commitments are included in note 24.

The Company has $953,654 of cash and cash equivalents as well as $25,000 available under the Revolver as at March 31, 2022, demonstrating its liquidity and its ability to cover upcoming financial liabilities.

Foreign exchange risk

The main currencies which expose the Company to foreign exchange risk due to financial instruments denominated in foreign currencies are the Canadian dollar, the Euro, the British pound sterling, the Australian dollar and the New Zealand dollar. The following table provides a summary of the Company's foreign exchange exposures, after taking into account relevant foreign exchange forward contracts, expressed in thousands of US dollars:

2022	CAD $	EUR $	GBP $	AUD $	NZD $	Other $	Total $
Cash and cash equivalents and restricted cash	13,885	6,270	1,338	2,522	2,651	3,785	30,451
Trade and other receivables	3,454	4,086	1,472	2,675	49	1,062	12,798
Accounts payable and accrued liabilities	(18,508)	(5,755)	(1,466)	(2,834)	(2,407)	(2,131)	(33,101)
Accrued payroll taxes on share-based compensation	(287)	(270)	(142)	(53)	—	(37)	(789)
Lease liabilities	(13,400)	(4,447)	(4,315)	(477)	(548)	(259)	(23,446)
Net financial position exposure	(14,856)	(116)	(3,113)	1,833	(255)	2,420	(14,087)

51

Lightspeed Commerce Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2022 and 2021
(expressed in thousands of US dollars, except number of shares)

2021	CAD	EUR	GBP	AUD	NZD	Other	Total
	$	$	$	$	$	$	$
Cash and cash equivalents and restricted cash	3,141	15,913	470	958	—	1,649	22,131
Trade and other receivables	5,122	2,740	469	793	—	1,030	10,154
Accounts payable and accrued liabilities	(13,729)	(18,898)	(2,154)	(4,529)	(484)	(826)	(40,620)
Accrued payroll taxes on share-based compensation	(1,816)	(622)	(309)	(239)	(42)	(36)	(3,064)
Lease liabilities	(14,102)	(3,214)	(842)	(646)	—	(517)	(19,321)
Net financial position exposure	(21,384)	(4,081)	(2,366)	(3,663)	(526)	1,300	(30,720)

The table below shows the immediate increase/(decrease) in net loss before tax of a 1% strengthening in the average exchange rate of significant currencies to which the Company has transaction exposure as at March 31, 2022 and 2021. The sensitivity associated with a 1% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

	CAD	EUR	GBP	AUD	NZD	Other
	$	$	$	$	$	$
2022	(1,347)	(1,092)	(383)	(512)	(167)	(166)
2021	(590)	(84)	20	(20)	(6)	(12)

Foreign exchange forward contracts

The Company's policy is to mitigate its exposure to foreign exchange risk by entering into derivative instruments. The Company has hedged some of its foreign currency exchange risk. The Company has entered into multiple foreign exchange forward contracts, none of which are for a period greater than one year. The Company's currency pair used for cash flow hedges is US dollar / Canadian dollar. The Company does not use derivative instruments for speculative purposes.

Cash flow hedges

The Company has a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings. Under this program the Company has entered into foreign exchange forward contracts and designated those hedges as cash flow hedges. The program was adopted during the fiscal year ended March 31, 2022.

The notional principal of the foreign exchange contracts was approximately $26,000 CAD as at March 31, 2022 (March 31, 2021 - nil).

Hedging reserve

	2022	2021
	$	$
Balance as at March 31,	—	—
Unrealized losses on fair value that may be subsequently reclassified to consolidated statements of loss	(337)	—
Losses reclassified to direct cost of revenues, general and administrative expenses, research and development expenses, and sales and marketing expenses.	360	—
Balance as at March 31,	23	—

52

No hedge ineffectiveness was recorded during the fiscal year ended March 31, 2022. All hedging relationships have been maintained as at March 31, 2022. No balance in the hedging reserve relates to hedging relationships for which hedged accounting is no longer applied. Interest rate risk Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flows. Certain of the Company’s cash earns interest. The Company’s trade and other receivables, accounts payable and accrued liabilities and lease liabilities do not bear interest. Our exposure to interest rate risk is related to the Acquisition Facility. The Company is not exposed to material interest rate risk. Share price risk Accrued payroll taxes on share-based compensation (social costs) are payroll taxes associated with share-based compensation that the Company is subject to in various countries in which it operates. Social costs are accrued at each reporting period based inputs including, but not limited to, the number of stock options and share awards outstanding, the vesting of the stock options and share awards, the exercise price, and the Company’s share price. Changes in the accrual are recognized in direct cost of revenues and operating expenses. An increase in share price will increase the accrual for social costs, and a decrease in share price will result in a decrease in the accrual for social costs, all other things being equal, including the number of vested stock options and exercise price remaining constant. Based on the outstanding share- based payment awards at March 31, 2022, the impact on the accrual for social costs of an increase or decrease in the Company’s share price of 10% would result in a change of $527 as at March 31, 2022. 29. Capital risk management The general objectives of the Company to manage its capital reside in the preservation of the Company’s ability to continue operating, in providing benefits to its stakeholders and in providing an adequate return on investment to its shareholders by selling its services at a price commensurate with the level of operating risk assumed by the Company. The Company thus determines the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and in the risks of the underlying assets. Refer to note 20 for information on the Company's Credit Facilities. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 53

30. Geographic information The geographic segmentation of the Company’s assets is as follows: 2022 2021 Property and equipment Right-of- use assets Intangible assets Goodwill Property and equipment Right-of- use assets Intangible assets Goodwill $ $ $ $ $ $ $ $ Canada 10,356 10,062 990 2,104,368 5,536 10,266 3,563 971,939 United States 1,155 6,079 303,393 — 1,083 6,225 184,797 — New Zealand 656 517 75,892 — — — — — Germany 288 1,312 16,594 — 312 1,624 25,711 — Other 4,001 7,569 12,699 — 1,411 3,091 20,422 — Geographic sales based on customer location are detailed as follows: 2022 2021 $ $ United States 395,871 140,856 Canada 33,423 17,636 Australia 29,230 13,627 Netherlands 19,658 15,080 Other 70,190 34,529 Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2022 and 2021 (expressed in thousands of US dollars, except number of shares) 54

Investor Information

Lightspeed Shares
Lightspeed's subordinate voting shares are traded on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol "LSPD".

Investor Relations
Quarterly and annual reports and other corporate documents are available at: investors.lightspeedhq.com, under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Version française
Pour obtenir la version française du rapport financier, s'adresser à gouvernance@lightspeedhq.com.

Transfer Agent and Registrar
TSX Trust Company
1600-2001 Robert-Bourassa
Montréal, QC, H3A 2A6
www.tsxtrust.com

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219,
United States

2022 Annual and Special Meeting
The Annual and Special Shareholders Meeting will be held at 11 a.m. (Eastern Time), Thursday, August 4, 2022

Legal Counsel
Stikeman Elliott LLP
Montréal, QC

Corporate Governance
The following documents pertaining to Lightspeed's corporate governance practices may be accessed either from Lightspeed's website (investors.lightspeedhq.com) or by request from the Corporate Secretary:

- Board and Board Committee Charters
- Position descriptions for the Board Chair, Lead Independent Director, the Committee Chairs and the Chief Executive Officer
- Code of Conduct and Ethics
- Whistleblowing Policy

Auditors
PricewaterhouseCoopers LLP, Chartered Professional Accountants
Montreal, Québec

Board & Committee Composition

	Board	Audit Committee	Compensation, Nominating, & Governance Committee	Risk Committee
Patrick Pichette Lead Independent Director General Partner at iNovia Capital	Member	Member		
Dax Dasilva Executive Chair	Chair			
Jean Paul Chauvet Chief Executive Officer	Member			
Marie-Josée Lamothe Director Founder and President of Tandem International	Member		Chair	
Paul McFeeters Director	Member	Chair		Member
Merline Saintil Director	Member		Member	Chair
Rob Williams Director	Member	Member	Member	
Nathalie Gaveau Director	Member			Member
Dale Murray Director	Member		Member	

Chair: Board/Committee Chair Member: Board/Committee Member

700 St-Antoine East, Suite 300 Montreal, Quebec, Canada H2Y1A6 NYSE: LSPD | TSX: LSPD investors.lightspeedhq.com